CULTIVATING
PERFORMANCE
DELIVERING
VALUE
Agrium
2011 ANNUAL REPORT

A Responsible Neighbor

Agrium provides the products, services and culture that help people grow. Growth is important, but not at any cost to the planet or society. We’re helping growers produce healthy plants in environmentally and socially responsible ways. Our responsibility also extends to ensuring that we have a safe culture at Agrium. As our society grows, we integrate our commitment to responsibility into our new businesses, employees and the communities in which we operate.

Environmentally Smart Nitrogen (“ESN”) is Agrium’s exclusive controlled-release nitrogen fertilizer product that offers a variety of important environmental benefits. ESN provides significant protection against nitrogen loss to the air and water through reduced volatilization, denitrification and leaching. As a result, it successfully qualifies for a variety of government environmental programs and initiatives.

Agrium’s Seed Survivor program is a curriculum-based education program for children to learn about growing healthy plants. Multiple Seed Survivor displays travel across North America year-round and in 2011, over 100,000 children planted sunflower seeds to take home and grow. Interactive games, videos and activities ensure that every participant has a great experience, while learning the importance of agriculture.

A Global Partner

Since 2009, Agrium has grown its partnership with Millennium Promise, which supports an innovative sustainability program in Sub-Saharan Africa. Our goal is to provide farmers access to nitrogen fertilizer (urea) to increase and improve food production, while providing income security for over 25,000 households in Sub-Saharan Africa. Persistent debilitating hunger is pervasive over too much of the world and restricts great portions of society from achieving their full potential. Agrium is committed to helping feed the world by supplying growers across the globe with crop inputs and nutrients, which allow them to maximize food production so that the hungry can obtain low-cost, high-quality food and to allow less productive agricultural lands to be used for other purposes.

Agrium received the prestigious 2011 Alberta Emerald Award for our Caring for our Watersheds (“CFW”) program. CFW asks youth to answer the question, “What can you do to improve your watershed?” North and South American students propose solutions to environmental concerns, while industry, conservation groups and schools work together to turn these solutions into reality. Protecting and preserving our watersheds has been, and will continue to be, a priority for Agrium.

CULTIVATING PERFORMANCE
INVESTING IN GROWTH

AGRIUM IS...

- The largest global ag retailer: approximately 1,250 facilities
- A leading producer of nutrients: 9 MMT Capacity
- The 3rd largest nitrogen producer globally
- A major global fertilizer distributor: over 3 MMT annual NPK volumes
- A world leader in innovative controlled-release fertilizers

NITROGEN: 5MMT CAPACITY
POTASH: 2MMT CAPACITY
PHOSPHATE: >1MMT CAPACITY
REDWATER, AB
VANSCOY, SK
FORT SASKATCHEWAN, AB
JOFFRE, AB
CARSELAND, AB
KENNEWICK, WA
WEST SACRAMENTO, CA
KAPUSKASING, ON
NORTH BEND, OH
BORGER, TX
CONDA, ID
MOPCO, EGYPT
PROFERTIL, ARGENTINA
NORTH AMERICA:
OVER 900 RETAIL FACILITIES
SOUTH AMERICA:
OVER 50 RETAIL FACILITIES
AUSTRALIA:
OVER 250 RETAIL FACILITIES

INVESTING IN GROWTH

RETAIL

Our Retail business unit is the largest global provider of agricultural crop input products and services and operates across North America, South America and Australia.

- Completed the acquisition of 32 retail locations representing $210-million in additional annual sales
- Acquired Tetra Micronutrients, a specialty producer, marketer and distributor of custom liquid plant nutrition and dry micronutrients

WHOLESALE

Our Wholesale business unit has over 9 million tonnes of nutrient capacity, with production and distribution facilities located in key global markets.

- Expanding our potash capacity by 50% or 1 million tonnes
- Expanding our nitrogen capacity in Argentina and Egypt and evaluating opportunities to increase capacities at existing North American nitrogen facilities
- Acquired and integrated additional European nutrient distribution businesses, Cerealtoscana and Agroport

ADVANCED TECHNOLOGIES

DELIVERING
VALUE
Record sales, gross profit, EBITDA and net earnings
Highest Retail and Wholesale sales, gross profit and EBITDA in our history
113% increase in share price over the last five years

RECORD NET EARNINGS*
From continuing operations (Millions of USD)
$1,508
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
Source: Agrium
2007
2008
2009
2010
2011

PORTFOLIO OF PRODUCTS AND SERVICES**
(Percentage of 2011 EBITDA)
35% NITROGEN
13% PHOSPHATE
1% AAT
19% POTASH
27% RETAIL
5% PfR & OTHER
Source: Agrium

RECORD EBITDA*
(Millions of USD)
$2,665
$3,000
$2,500
$2,000
$1,500
$1,000
$500
Source: Agrium
2007
2008
2009
2010
2011

RETURN ON AVERAGE INVESTED CAPITAL*
20%
30%
25%
20%
15%
10%
5%
Source: Agrium
2007
2008
2009
2010
2011

** Excludes other inter-segment eliminations.

AGRIUM 2011 ANNUAL REPORT    1

Letter from the President & CEO

Delivering Value: A Record Year

I am very pleased to have the opportunity to report on yet another year of tremendous results for Agrium. The benefits of being the global leader across the agricultural crop input value chain were evident again in 2011, as we successfully capitalized on strong agricultural fundamentals to deliver value for all of our stakeholders. In fact, this year we achieved the highest net earnings from continuing operations in our company’s history, reaching $1.5-billion in 2011, compared to $730-million in 2010 and surpassing the previous record set in 2008.

2011 was truly an outstanding year for Agrium on several fronts. In addition to both our Retail and Wholesale operations achieving record results, we also stayed true to our vision of growing the business by seeking out high-return investments both through acquisitions and expanding our base assets. Our disciplined commitment to value-added growth has been a major driving force behind the strong performance across our three business units. In addition to contributing to a strong and diverse earnings base, this approach has also provided us with a reliable cash flow, which allowed us to announce a quadrupling of our semi-annual dividend from $0.055 per share to $0.225 per share in December 2011. This decision is reflective of our confidence in the fundamentals that drive Agrium’s business and our belief that we can achieve our future growth objectives even with a significantly higher dividend payment.

I am proud of the strong financial results and other achievements Agrium attained during the past year. However, I am equally proud of our continuing role in helping to feed a growing world in a sustainable manner as well as the recognition we received again in 2011 for our strong corporate culture and as a top employer. We received a reminder of the fundamental need for our business in October 2011, when the United Nations announced that the world’s population had officially reached the seven billion mark. At the same time, rapid growth of the middle class in many developing economies has supported improving diets and increased demand for protein and animal feed crops. These are the primary drivers that underpin the requirement for ever increasing production of high quality food. I urge you to read our Sustainability Report which describes the economic, environmental and social challenges facing our operations around the globe and explains our approach to sustainable growth.

Although uncertainty surrounding the global economic situation contributed to increased volatility in asset and commodity prices in 2011, we believe that the strong fundamentals supporting agricultural and crop input markets will continue in 2012. With global prices for most crops remaining well above historical levels, we expect robust demand for crop inputs to persist, as growers strive to capitalize on the strong economic incentive to optimize acreage and yields. Consequently, as one of the largest global producers and suppliers of crop inputs, Agrium will continue to provide these growers with the products and services they need to do just that.

The global scale and diversity of our assets provides Agrium with key competitive advantages, which I believe will enable us to continue capturing value across all of our business units. We effectively leverage the scale and expertise of our Retail business unit, including our significant proprietary crop protection and seed product lines, while actively strengthening our position as the leading global agricultural retailer through value-enhancing acquisitions. Our Wholesale business unit benefits from the combination of a competitive cost position and in-market price advantages. Agrium is in a particularly strong position with respect to our nitrogen assets, benefiting from low cost gas in North America due to the development of shale or tight gas. We also announced a significant expansion of our potash production profile in Saskatchewan, which contains some of the world’s highest quality, low cost potash reserves. Additionally, our Advanced Technologies (“AAT”) business unit will continue to add value for our customers by further expanding production capacity of our leading controlled-release Environmentally Smart Nitrogen (“ESN”) product for the agriculture market and offering an extensive line of other innovative products for the turf and ornamental markets.

Our achievements over the past year speak to the strength of Agrium’s disciplined strategy, our culture and strong execution. However, it was disappointing that our record financial results in 2011 were not fully reflected in our share price performance over the past year. The volatility and uncertainty that characterized global financial markets in the second half of 2011 had an adverse impact on our sector relative to the broader market. Agrium’s share price has performed extremely well on an absolute basis and compared to the broader market over the past three to five years. To illustrate this point, Agrium’s share price has increased by 113 percent over the

*	Net earnings from continuing operations. All financial information prior to 2010 is prepared in accordance with previous Canadian generally accepted accounting principles.

2    CULTIVATING PERFORMANCE. DELIVERING VALUE.

past five years, compared to an 11 percent decrease in the value of the S&P 500 during the same period.

Investing in Growth

Agrium has consistently employed a disciplined approach to growing our business – and 2011 was no exception, with growth being achieved both organically and through acquisitions. Agrium uses a well defined process to vet all prospective growth projects against a consistent hurdle rate methodology which includes country and product as well as environmental considerations.

The Vanscoy potash expansion project is expected to increase capacity at our Saskatchewan potash mine by 50 percent or an additional one million tonnes of annual production capacity. The project is expected to be complete by the second half of 2014, at a capital cost of approximately $1,500 per tonne.(1) Debottleneck or brownfield projects of this type are much quicker and cheaper to bring on-stream than a new facility and will provide the added benefit of lowering our average per tonne cost of production on an ongoing basis once the expansion is complete.

In 2011, we also commenced a brownfield debottlenecking project at our Argentine Profertil nitrogen facility. The brownfield Profertil expansion project is expected to be completed by 2014 and will increase the facility’s total annual production capacity by more than 10 percent and significantly lower per unit cost through increased gas efficiency. Additionally, we are actively evaluating the potential for significant future brownfield investment opportunities across our existing North American nitrogen facilities.

Agrium took steps to expand our global distribution network in 2011 with the acquisition of Cerealtoscana S.p.A. (“Cerealtoscana”) and Agroport, which represents a valuable addition to Agrium Europe S.A.’s (“Agrium Europe”) distribution business, and a new storage terminal in Argentina.

The expansion project to triple production at the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility continued to move forward as planned for most of 2011, but production at the existing facility and construction work on the expansion were interrupted during the fourth quarter of 2011 due to civil unrest in Egypt. Although a resolution to the situation has yet to be finalized, we are optimistic that production and construction activities will resume in the near future which would still see a second train commencing production before the end of 2012.

Agrium also signed an agreement with OCP S.A. (“OCP”) of Morocco to secure a long-term supply of phosphate rock to replace the rock currently supplied to one of our phosphate facilities, the Redwater phosphate facility, from our mine at Kapuskasing. The successful execution of this agreement was one of our key strategic priorities this year. This was a vital step in ensuring that Redwater will continue to benefit from our competitive sulfur and ammonia cost position and in-market delivered price advantage associated with the facility beyond 2013.

We remain firmly committed to reaching our goal of growing EBITDA from our Retail business to $1-billion by 2015. We continued to make progress towards this goal in 2011 by completing 17 acquisitions in North America. One of our larger Retail acquisitions was International Mineral Technologies (“Tetra Micronutrients”), located in Fairbury, Nebraska. Tetra Micronutrients’ liquid fertilizers will complement our Loveland branded product line, thereby expanding our Retail proprietary nutrient offering to growers.

We also focused on integrating the Landmark Rural Holdings Limited (“Landmark”) business into Agrium’s Retail operations, following the acquisition of AWB Limited (“AWB”) at the end of 2010. The delay in securing the necessary approval from the Australian government for the divestiture of AWB’s Commodity Management business and the record flooding in Australia in the first quarter of 2011 meant that we were delayed in achieving the planned AUD$17-million in synergies forecasted for 2011. However, the sale of the grain business to Cargill Inc. was completed in May of 2011 and we remain committed to realizing the full AUD$40-million in synergies from this acquisition by the end of 2012.(1)

(1)	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A

AGRIUM 2011 ANNUAL REPORT    3

Agrium’s Advanced Technologies business also leveraged its position as a leading provider of controlled-release innovative technologies to the agriculture, horticulture and turf and ornamental end users. We announced the acquisition of Evergro Canada (“Evergro”), a leading manufacturer and distributor of horticultural and professional turf products in Western Canada. AAT will also benefit from the acquisition of Tetra Micronutrients through marketing product from the company’s dry granulation facility.

Our continued commitment to a strategy of prudent growth has contributed significantly to our expanding earnings profile and one with greater earnings stability.

Cultivating Performance

Agrium prides itself on cultivating a culture of performance, built upon a strong sense of responsibility for meeting the world’s growing need for food. As a caring neighbor and committed global partner, we are dedicated to actively supporting the various communities in which we operate. Further, we recognize and understand that building effective relationships with our partners, suppliers and customers is of paramount importance to everything that we do. Our responsibility also extends to creating a safe environment for our employees and communities. To ensure that we consistently strive for improvement and excellence in this area, Agrium sets annual objectives related to environment, health, safety and security (“EHS&S”) measures, which we believe ultimately provides significant benefits to all of our stakeholders. I am pleased to report that we continued to improve on our EHS&S results in 2011 in six out of eight key areas. Our overarching goal is the safety of our over 14,000 employees globally, our contractors and the communities in which we operate. Regardless of our continued improvement in these key areas we are extremely disappointed and saddened by the employee fatality in Retail and a contractor fatality in Wholesale in 2011.

Agrium’s record financial performance and many other accomplishments in 2011 is truly a testament to our hardworking employees and their efforts in making Agrium a success. In 2011, Agrium was recognized as having one of the Top 10 Most Admired Corporate Cultures in Canada. Agrium was also named once again this year as a member of Canada’s Top 100 Employers, Canada’s Best Diversity Employers and Alberta’s Top 50 Employers. Additionally, we were added to the list of Alberta’s Fast Growth 50 companies and received the Alberta Emerald environmental award for our Caring For Our Watersheds program.

I would like to reiterate my belief that 2012 will once again provide a supportive backdrop for Agrium, characterized by strong agricultural fundamentals and robust demand for crop inputs. In 2011, our products and services were utilized by more growers than ever before, and we fully intend to build on this momentum. I strongly believe we have the right strategy and the right team to fully realize the benefits from the growing global crop input market.

Michael M. Wilson
President & CEO February 23, 2012

Chair Letter to Shareholders

2011 was an outstanding year for Agrium. Your company turned in record earnings from the base business this year, delivered on value-added growth that was in line with our vision and stated strategy, and furthermore was recognized as a leading corporate citizen on a number of fronts. None of this happens by chance, it takes the continued commitment from employees, management and the Board to make this happen. Agrium’s Board of Directors is committed to ensuring we stay on the right track to continue to achieve success.

Agrium was not immune to the global economic malaise that affected stock markets in the later part of 2011. Commodity prices and valuations in particular were hit hard with renewed global economic uncertainty and as such this year’s record earnings were unfortunately not reflected in our share price. We recognize that it is in times of volatility in particular that our stakeholders look for discipline and strong leadership in their company. It is part of the Board’s responsibility to remain focused on ensuring the optimal structure and conduct of the Corporation and that its management remains accountable from both a strategic and operational viewpoint. The Board does this by applying its broad experience and knowledge to provide guidance on these issues in a timely and effective manner, while maintaining the strictest standards of integrity, transparency, and ethical conduct.

At Agrium, high performance is supported by robust corporate governance standards and a commitment to corporate responsibility, both of which are a foundation for our “social license” to operate. While financial results are very important, the Board’s duty is to ensure that the Corporation is accountable for its commitment to social and environmental sustainability. In order to cultivate a culture of performance, we consider our actions and responsibilities from a broad perspective including: interaction with customers and employees, the communities in which we operate, the environment, suppliers, governments and the global agricultural community.

Sound governance is a principle that is both understood and embraced by the Agrium management team. The exceptional long-term performance and sound balance sheet of the Company are reflective of the strong working relationship that management and the Board have developed, and we were again pleased to see this recognized in 2011 by various organizations who continue to recognize Agrium’s excellence in its corporate governance practices.

Your Board and management remain fully committed to Agrium’s ongoing growth and diversification, while continually evaluating returns to shareholders. In 2011, we approved numerous value-adding initiatives. Two of the most important were the brownfield expansion project at our Vanscoy potash mine in Saskatchewan, and the quadrupling of our semi-annual dividend payment starting in January 2012. The brownfield potash expansion signifies a significant investment and is expected to provide a strong return given the merits of the project. The increase in the dividend signifies the growing stability and long-term earnings potential of Agrium, while reflecting our commitment to our shareholders. The review and approval for growth capital and shareholder returns is and will always be approached with prudence and discipline by the Board.

We believe that a strong, positive corporate culture and focus on continuous improvement in the area of environment, health, safety and security provides significant benefits to all stakeholders and is a cornerstone of Agrium’s success. Once again, Agrium has been named as one of Canada’s Top 100 Employers for 2011 and one of Alberta’s Top 50 Employers. I was very pleased to learn that we had also been named as one of Canada’s Top 10 Most Admired Corporate Cultures and Best Diversity Employers. These achievements reflect the commitment the Board and management have in providing a culture of performance and diversity for our employees.

As I reflect upon the achievements and hard work that resulted in Agrium’s record results in 2011, I cannot help but think about the commitment and dedication of all our employees, executive leadership, and Board members, all of whom I would personally like to thank for another year of excellence. I believe that your company will meet the opportunities and challenges in the coming years and will continue to strive to deliver superior performance for the benefit of all our stakeholders.

Frank W. Proto
Board Chair February 23, 2012

AGRIUM 2011 ANNUAL REPORT    5

2011 Review of Goals and Results

& Priorities for 2012

Establishing and measuring goals is an essential part of Agrium’s strategic planning process. Identifying corporate goals helps establish priorities across Agrium, providing a clear line of sight for leadership and employees, allowing them to optimize their efforts and resources. The following provides a summary of the 2011 priorities identified last year and how Agrium performed with respect to each one:

1

Obtain final Board approval on the brownfield expansion project at our potash mine at Vanscoy, Saskatchewan and to make sufficient progress on the project to maintain the current timelines for completion

STATUS // Achieved

Agrium received approval for the Vanscoy brownfield expansion on December 13, 2011 with no change in the anticipated timeline or cost profile from that communicated earlier in 2011. The project has now commenced in earnest, with initial production capability expected to ramp up in the second half of 2014. It is expected to ultimately add approximately one million tonnes of annual production capacity, which would be a 50 percent increase to our existing potash capacity.(1)

2	Continue to focus on improving Agrium’s Environment, Health, Safety and Security performance STATUS // Achieved Improvement in 6 of 8 EHS&S key performance indicators

The safety and protection of the environment, our employees and the communities in which we operate are of paramount importance to Agrium. Our ultimate goal is to have an increasingly positive impact on stakeholders, while making a significant contribution to feeding the world in a responsible manner. Therefore, Agrium sets aggressive EHS&S targets each year to ensure we remain focused on this goal. We met or exceeded six of the eight EHS&S key performance indicator targets that were set at the beginning of 2011. These six included the two particularly important measures of employee lost time for injury rates, and the overall total recordable injury rate (“TRI”), as well as excellent results for our measure of environmental incident rate and the preventable vehicle accident rate. The two measures where we did not meet our set targets were contractor TRI and non-accident releases. Agrium will continue to seek ways to improve policies and practices that will enhance our overall EHS&S performance for the long-term benefit of all stakeholders.

Regardless of our continued improvement in these key areas we are extremely disappointed and saddened by the employee fatality in Retail and a contractor fatality in Wholesale in 2011.

3	Continue to make value-added Retail acquisitions to enable us to reach our $1-billion EBITDA target by 2015 STATUS // Achieved

We believe that we are on track to reach our $1-billion EBITDA target by 2015.(1) We completed 17 retail acquisitions, representing 32 additional locations and anticipated annual sales of nearly $210-million. The acquisitions this year were located in the United States and Canada, which will enable Agrium to continue strengthening our footprint in these key markets and leverage off our strengths in our core markets. Agrium continues to see significant opportunity to further build on our strengths as the leading global agricultural retailer.

Furthermore, the significant growth in our stable Retail business was a key factor in the decision to quadruple the size of our dividend payment announced in December 2011.

4	Evaluate and progress other potential acquisitions and growth initiatives across the value chain STATUS // Achieved

Agrium’s Wholesale and AAT business units continued to grow their business through a combination of acquisitions and expansions this year, including the acquisitions of Cerealtoscana and Agroport, Tetra Micronutrients and Evergro. The Cerealtoscana and Agroport acquisition further expands Agrium Europe’s distribution channel, adding additional storage and distribution capability in central Europe. The Tetra Micronutrients acquisition contributed to the growth of both Retail and AAT, their liquid micronutrient business was incorporated into our Retail operations and the dry micronutrient business helped grow AAT’s existing presence in this market. The Evergro acquisition contributed to the growth in AAT’s horticulture and turf business in Western Canada. We also made the decision in early 2012 to proceed with a further 136,000 metric tonne expansion at our existing New Madrid location, more than doubling production capacity of our controlled-release ESN product at this facility. Consistent with our approach to disciplined investment, we completed the divestiture of the AWB grain business to Cargill Inc. in mid-2011.

(1)	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A

6    CULTIVATING PERFORMANCE. DELIVERING VALUE.

5	Capture AUD$17-million in synergies from the AWB acquisition and take actions to ensure we can capture AUD$40-million or more in 2012 and beyond STATUS // Not Achieved

Agrium is still expecting to achieve AUD$40-million in synergies from the Landmark acquisition by the end of 2012.(1) However, we did not achieve the targeted AUD$17-million in synergies in 2011 due to a combination of factors. This included the divestiture of the Commodity Management businesses of AWB occurring much later than expected, higher than expected costs associated with the finalization of the system implementation and the record floods Australia experienced in the first half of 2011.

6	Progress the Egypt nitrogen facility (in which Agrium has a 26 percent equity position) to bring both trains on-stream on schedule by the middle of 2012 STATUS // Not Achieved

The Egypt nitrogen facility expansion was progressing on its planned timeline until the Egyptian elections were announced in the fourth quarter of 2011 and civil unrest resulted in a suspension of construction activities. The suspension in construction is expected to delay the start up of the new ammonia/urea facility, however we are optimistic that production and construction activities will resume in the near future. A government appointed committee recently reconfirmed the facility’s strong environmental and safety performance.

7	To secure a phosphate rock supply contract for our Redwater phosphate facility to replace phosphate rock sourced from the Kapuskasing phosphate mine STATUS // Achieved

In 2011, Agrium entered into a long-term rock supply agreement with OCP to purchase phosphate rock to supply our Redwater, Alberta phosphate facility. The phosphate rock from OCP will replace the phosphate rock currently supplied from our mine at Kapuskasing, Ontario. The move to utilizing rock from OCP is scheduled to take place in the second half of 2013 as economic rock reserves at Kapuskasing are expected to be depleted at that time. The agreement covers rock supply for a period up to 2020 at prices that are based on a formula that tracks finished product pricing and key published input costs. It offers downside price protection to Agrium in periods of low phosphate prices and also affords OCP an opportunity to benefit from the upside when international phosphate prices are strong. We will commence construction of an import terminal on the West Coast of Canada in 2012, which will facilitate the handling and delivery of the imported phosphate rock to our facility in Redwater, Alberta.

2012 Priorities

Our key priorities in 2012 will be:

☐	Progress potash brownfield expansion at the Vanscoy facility to remain within timelines and project costs (1)

☐	Assist MOPCO with getting the Egyptian nitrogen facility operations restarted in 2012, as well as recommencement of the construction to triple the production capacity (1)

☐	Continue to close accretive Retail acquisitions that will help us to reach our $1-billion EBITDA target by 2015 (1)

☐	Implement necessary actions to capture AUD$40-million of synergies from the Landmark acquisition by end of 2012 (1)

☐

Pursue further nitrogen brownfield expansions on existing facilities, including maintaining 2014 time frame for South American nitrogen project debottleneck and progressing expansion plans for our North American nitrogen asset base (1)

☐	Advance the expansion of the New Madrid, Missouri, ESN facility (incremental expansion of 136,000 tonnes) within timelines and project costs (1)

☐	In a disciplined manner, evaluate and progress other potential acquisition and growth initiatives across the value chain

☐	Identify and implement areas for continual improvement in Agrium’s EHS&S performance, good governance practices and building on our strong corporate culture

(1)	See disclosure under the heading “Forward-Looking Statements” on page 9 of the MD&A

AGRIUM 2011 ANNUAL REPORT    7

February 23, 2012

Inside the MD&A

09	Forward-Looking Statements
11	Executive Summary
12	Our Retail Business Unit
18	Our Wholesale Business Unit
30	Our Advanced Technologies Business Unit
34	Our Other Business Unit
35	Crop Input Situation and 2012 Outlook
38	Key Business Sensitivities
39	Consolidated Performance
41	Quarterly Results of Operations
43	Financial Condition
46	Liquidity and Capital Resources
48	Business Acquisitions
49	Discontinued Operations
50	Debt Instruments, Capital Management and Ratings
53	Outstanding Share Data
53	Contingent Liabilities
53	Off Balance Sheet Arrangements
54	Financial Instruments
57	2011 Fourth Quarter Management’s Discussion and Analysis
61	Accounting Estimates and New Accounting Standards
68	Enterprise Risk Management
72	Environmental Protection Requirements
75	Controls and Procedures
76	Key Assumptions and Risks in Respect of Forward-Looking Statements

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities as well as its historical performance for the two years ended December 31, 2011. The Board of Directors carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors, this disclosure. The reader should consider the cautionary notes regarding forward-looking statements (page 76) and the Consolidated Financial Statements and related notes (pages 82 to 133).

Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium Inc. or any of its subsidiaries, and our significant equity investments and joint ventures.

The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the United States (“U.S.”) Securities and Exchange Commission on EDGAR (www.sec.gov).

All dollar amounts refer to U.S. dollars except where otherwise stated. 2011 and 2010 financial information presented and discussed in this MD&A is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All financial information prior to 2010 is prepared in accordance with previous Canadian generally accepted accounting principles (“CGAAP”) in place prior to the adoption of IFRS. For more information about our conversion to IFRS, please see note 30 of the Notes to the Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to: disclosures made under the heading “Crop Input Situation and 2012 Outlook”; our 2012 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to, among other things, business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations; key drivers for our business and industry trends; future capital expenditures and capital resources; future cash requirements and long-term obligations; anticipated tax rates; business strategies and plans for implementing them; future crop input sales and prices; availability of raw materials; risk mitigation activities; environmental and civil liabilities; and our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. In addition, readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” with respect to the material assumptions and risks associated with the forward-looking statements. All of the forward-looking statements contained in this MD&A are qualified by the cautionary statements contained herein and by stated or inherent assumptions and apply only as of the date of this MD&A. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

Additional risks and uncertainties that may affect all forward-looking information included in this MD&A include, but are not limited to, the following:

☐	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; tightening of the labor market; and availability of labor supply;

☐	Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

AGRIUM 2011 ANNUAL REPORT    9

☐	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and restrictions on our ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex Limited (“Canpotex”) the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

☐	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

☐	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

☐	Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), Argentine Profertil nitrogen facilities, and other facilities;

☐	Changes in development plans for our potash expansion project, nitrogen de-bottlenecking and other major capital expansion projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed, due to factors such as availability of equipment and labor, the performance of other parties, risks associated with technology or inflationary pressure;

☐	Environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain, including risk of injury to employees and contractors, possible environmental contamination, risks associated with the transportation, storage and use of chemicals and the security of our facilities and personnel;

☐	Integration risks that might cause anticipated synergies from our recent (including those described in this MD&A) and future acquisitions to be less than expected, including: the acquired business’ actual results being different than those upon which we based our expectations; and industry factors which may affect us and the acquired business in general and thereby impact the demand for our products and services; and

☐	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets; and the introduction of technologies in the agricultural industry that may be disruptive to our business.

The above items and their possible impact are discussed more fully in the relevant parts of this MD&A, including the sections headed “Key Business Sensitivities” and “Enterprise Risk Management” and in our Annual Information Form.

Non-IFRS Financial Measures

Some financial measures referenced in this MD&A are not recognized under IFRS, including net earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment (“EBITDA”). Net debt includes short-term and long-term debt, net of cash and cash equivalents. Net debt is not a recognized measure under IFRS and our method of calculation may not be comparable to other companies. Please refer to the discussion of non-IFRS measures on page 42 when referring to these measures.

10    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Executive Summary //

Cultivating Performance, Delivering Value

2011 IN REVIEW

2011 was a record year for Agrium. We reported the highest consolidated net earnings (“net earnings”) in our 17-year history, with record earnings from both our Wholesale and Retail business units. Net earnings in 2011 were almost double those achieved in 2010, and surpassed the previous record set in 2008. These outstanding results were achieved in part due to strong demand for all crop inputs, as strong global crop prices and record grower cash margins provided an economic incentive for farmers to optimize planted acreage and yields. Agrium is one of the world’s largest publicly traded wholesale producers and distributors of crop nutrients and the leading global agricultural retailer and provider of controlled-release nutrients. We believe that our unique position across the agricultural value chain, combined with our focus on cultivating strong performance in all that we do and our expectation of the persistent strength in agricultural fundamentals, will allow us to continue delivering value to all of our stakeholders.

2011 // Consolidated and Business Unit Financial Performance

In 2011, Agrium’s net earnings from continuing operations were $1.5-billion, significantly higher than the $730-million in 2010 and higher than the previous record of $1.3-billion in 2008, and were supported by strong industry fundamentals. Our 2011 EBITDA also rose to a record $2.7-billion in 2011, from $1.4-billion in 2010. Our Retail business unit achieved record EBITDA of $769-million in 2011, compared to $524-million in 2010, as a result of stronger demand for crop inputs related to higher crop prices, as well as the inclusion of a full year of results from various acquisitions, including the Landmark Rural Holdings Limited (“Landmark”) business in Australia. Our Wholesale business unit also achieved record EBITDA of $2.0-billion in 2011 compared to $1.1-billion in 2010, due to higher margins across all our major nutrient products as a result of higher global nutrient pricing and our competitive cost structure. Agrium’s Advanced Technologies (“AAT”) business unit produced EBITDA of $34-million in 2011, compared to $31-million in 2010 due to stronger grower demand and pricing for Environmentally Smart Nitrogen - ESN® (“ESN”) and the inclusion of earnings from recent acquisitions.

AGRIUM 2011 ANNUAL REPORT    11

Our Retail Business Unit

Agrium’s Retail business unit offers innovative crop input products and services to our grower customers across North America, South America and Australia. Our proven ability to supply customers with leading products and services, including high quality seed, crop nutrition, crop protection and related services, has enabled the business to grow significantly in both size and profitability. Our Retail business unit demonstrated significant growth in 2011, with sales increasing by 48 percent to reach a record $10.3-billion and EBITDA increasing by 47 percent to reach a record $769-million.

RETAIL // Strategy

Our proven business model and focus on growth has made us the largest agricultural retailer in the United States, as well as one of the largest in Australia and Argentina. We have also established a growing presence in Western Canada, Uruguay and Chile. Retail works with growers to implement best management practices based on a thorough understanding of local soils, climate conditions and crop requirements. We provide innovative technologies, products and experience, backed by a commitment to sound environmental practices. Retail also offers application services for the products we sell, using the latest equipment and standards to meet growers’ needs. Agrium’s business activities support our farm customers in meeting the demands of a growing global population for healthy foods and a sustainable future.

A core component of our Retail strategy is the focus we place on performance management, building upon our strong grower relationships and the strength of our brands – including our proprietary Loveland Products, Inc. (“Loveland”) crop protection products and Dyna-Gro seed. We provide a complete offering of products and agronomic services in order to achieve greater market penetration and stronger customer loyalty. Additionally, we strive to build strong relationships with leading growers in each of our markets, allowing us to grow along with our customers. As the world’s largest publically traded crop input retailer, we leverage the scale of our retail chain to minimize costs, to grow sales of our proprietary products and to adopt appropriate technologies to more effectively serve our customers. Our proven record of value-added growth is expected to continue to stem from improvements to the base business, particularly through a focus on expanding our seed market share and proprietary crop protection products, as well as through acquisitions. Through it all, we are committed to protecting the environment and the health and safety of our employees, customers and the communities in which we operate.

12    CULTIVATING PERFORMANCE. DELIVERING VALUE.

RETAIL // Key Developments

In December 2010, Agrium acquired Landmark, the leading agricultural retailer in Australia through its acquisition of AWB Limited (“AWB”). Landmark is comprised of more than 250 retail facilities serving the major agricultural regions of the country. Landmark’s sales were $2.2-billion in 2011, and as a result, this acquisition will influence comparability of our year-over-year results, as only one month of Landmark’s results are included in our 2010 results.

In 2011, we continued to make numerous smaller retail acquisitions across the U.S. and Canada, representing an additional 32 retail locations and nearly $210-million in annual sales. One of the larger acquisitions in 2011 was International Mineral Technologies (“Tetra Micronutrients”), a specialty producer, marketer and distributor of custom liquid plant nutrition and dry micronutrients located in Fairbury, Nebraska. Agrium Retail will benefit from the ability to continue marketing Tetra Micronutrients liquid products through our Loveland branded product line, while also capturing the associated manufacturing margin. Additionally, AAT will operate and market product from Tetra Micronutrients’ dry granulation facility.

Canada
USA
Hawaii
North America
Chile
Argentina
Uruguay
South America
Crop Production Services (CPS) Canada
Crop Production Services (CPS)
Agroservicios Pampeanos (ASP)
Landmark Locations
Chemical formulation plant
Australia
Australia

OVER 1,250 RETAIL facilities WORLDWIDE

AGRIUM 2011 ANNUAL REPORT    13

RETAIL // Financial Results

Retail delivered record 2011 results in terms of sales, gross profit and earnings from continuing operations before finance costs and income taxes (“EBIT”). Retail sales reached $10.3-billion in 2011, compared to $7.0-billion in 2010. Gross profit rose to $2.3-billion, from $1.6-billion in 2010. EBIT was $600-million, compared to $409-million in 2010 and EBITDA was $769-million, up from $524-million the year before.

The strength in the 2011 financial results was driven by a combination of strong global crop prices and high planted acreage in key regions, which supported both demand and prices for crop input products. The addition of the Landmark business in 2010 and numerous other smaller 2011 acquisitions were also important contributing factors. Landmark accounted for about $2.2-billion in sales and $419-million in gross profit in 2011. Depreciation and amortization expense increased to $169-million in 2011, compared to $115-million in 2010, primarily due to full-year inclusion of the acquisition of Landmark and other recent retail acquisitions. Record sales were partly offset by a corresponding increase in the cost of product sold, which was $8.0-billion in 2011, compared to $5.4-billion in 2010.

RETAIL // Expenses

Retail selling expense rose to $1.6-billion in 2011, compared to $1.1-billion in 2010. Higher selling expenses were due to the increased scale of the business through acquisitions, the increase in fuel costs and performance-based incentives in our legacy retail operations. The addition of the Landmark business accounted for approximately 70 percent of the increase in selling expenses in 2011. Retail selling expense tends to vary directly with sales activity. We also measure EBIT and EBITDA as a percent of sales, in addition to gross margins. In 2011, EBIT amounted to 6 percent of sales, while EBITDA was 7 percent. Total 2011 selling expense as a percentage of sales was 15.5 percent, slightly lower than the 15.7 percent recorded in 2010.

Retail Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Sales	10,316	6,969
Cost of product sold	8,030	5,418
Gross profit	2,286	1,551
Selling	1,595	1,094
General and administrative	120	61
Earnings from associates	(1)	—
Other income	(28)	(13)
EBIT	600	409
EBITDA	769	524
EBITDA as a percent of sales (%)	7	8

Crop nutrients: Products and services

Retail supplies the crop nutrients that are essential to growing healthy plants, including dry and liquid nitrogen, phosphate, potash, sulfur and micronutrients. These are typically bulk blended at Agrium Retail branches to match local conditions and grower requirements for each field and crop. Our Retail agronomists use the 4R Nutrient Stewardship system to help determine the right nutrient source, in the right amounts, applied at the right time and in the right place. The 4R Nutrient Stewardship provides a framework to achieve cropping system goals, like increasing production, increasing grower profitability and improving environmental protection. The four ‘rights’ are interdependent and all are necessary for sustainable plant nutrition management. Our Retail branches understand the complexity of growing crops. They work closely with growers to understand their goals and then deliver the products, the agronomic advice and the product application services that help achieve them. Agrium Retail also delivers additional value to growers through its application business which is provided on a fee-for-service basis.

Agrium Retail operations acquire crop nutrient products from a wide variety of suppliers at market prices, including purchases from Agrium Wholesale. Crop nutrients accounted for 44 percent of Retail sales in 2011.

14    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Crop nutrients: Financial results

Crop nutrients sales were $4.5-billion in 2011, compared to $3.0-billion in 2010. The increase was due to the full-year impact of the Landmark retail network in Australia, high crop nutrient prices and strong demand due to higher seeded acreage and excellent cash margins for our grower customers. Cost of product sold rose for the same reasons in 2011 to $3.8-billion, compared to $2.5-billion in 2010. Total gross profit for the year was $758-million, compared to $541-million in 2010. The significant increase was due to strong nutrient margins and higher sales volumes in 2011. Margins on crop nutrient sales decreased slightly in 2011 to 16.7 percent, compared to 18.0 percent in 2010, due to lower margins on the recently acquired Landmark business. The Landmark nutrient margins are lower than in North America as Landmark nutrients are sold primarily on a fee-for-service basis rather than blending nutrients at the farm center to the specific needs of each grower’s field.

Crop protection products: Products and services

Agrium Retail’s crop protection business markets a broad spectrum of herbicide, fungicide, adjuvant and insecticide products that help growers minimize yield losses and protect crop quality from weeds, disease and insects. Our Retail business serves as both a retailer of crop protection products and a wholesaler to other retail operators. We buy brand-name and generic products from recognized suppliers and we market more than 250 proprietary, Loveland branded products across more than 30 countries. We are the largest distributor of crop protection products in the U.S. and we own and operate four blending and formulation facilities in Greeley, Colorado; Billings, Montana; Greenville, Mississippi; and Casilda, Argentina.

Crop protection products: Financial results

Crop protection sales increased to $3.4-billion in 2011, compared to $2.7-billion in 2010. The cost of crop protection products also increased to $2.7-billion in 2011, compared to $2.1-billion in 2010. Gross profit for this product category reached $798-million in 2011, compared to $633-million in 2010. The notable increase in sales, costs and margins was primarily due to the addition of the Landmark business. Over 29 percent of the increase in sales was due to stronger demand for crop protection products in our legacy retail operations, which more than offset the impact of continued depressed glyphosate prices globally. In North America, our proprietary Loveland products accounted for approximately 16 percent of our total crop protection product sales and contributed margins significantly higher than other crop protection products.

Seed: Products and services

Agrium Retail’s network is an important source of seed product and information for growers in the over $15-billion U.S. seed market. We offer our own Dyna-Gro branded seed and also procure seed from top global suppliers. Our Dyna-Gro seed specialists source key genetics from major seed suppliers and match seed characteristics to local soil and growing conditions for best results in each area. Increases in seed market share, combined with continued technological advancements in seed genetics and our focus on delivering high quality seed products to our customers, all provide significant potential for continued strong growth.

AGRIUM 2011 ANNUAL REPORT    15

Seed: Financial results

Seed sales reached $1.1-billion in 2011, an increase of 24 percent compared to the $877-million reported in 2010. This significant increase in seed sales was due to a combination of factors: the continued growth of our private label branded Dyna-Gro seed sales; expanded acreage, particularly for corn and cotton crops in the U.S. this year; and the impact of recent acquisitions, including the Landmark business in Australia. Gross profit from seed was $230-million, compared to $171-million in 2010. In 2011, Agrium’s proprietary Dyna-Gro branded seed sales rose by 19 percent over the previous year and accounted for 19 percent of our total seed sales in 2011.

Merchandise: Products and services

The merchandise product category includes wool, fencing, feed supplements, animal health products and other products, such as irrigation equipment. The size of the merchandise category has become large enough to be reported separately as this is a much larger component of the Landmark business than for Agrium’s legacy retail operations.

Merchandise: Financial results

Merchandise sales totaled $629-million for 2011, compared to $158-million in 2010. Gross profit reached $89-million, compared to $14-million in 2010. Virtually all of the year-over-year increase in sales and gross profit was due to the inclusion of Landmark’s significant merchandise business into Agrium Retail.

Services and Other: Products and services

Agrium delivers value to growers and earns customer loyalty through services such as product application, soil and leaf testing and crop scouting. We maintain a large fleet of application equipment in order to ensure timely applications at optimal rates, helping customers to maximize yields while saving time and resources. Landmark services also include agency fees associated with providing customers with livestock and wool marketing and various financial and real estate services.

Crop Production Services offers customers a variety of specialty services in the Western U.S. to help ensure effective crop input applications aimed to optimize yields and minimize input losses on the region’s high-value crops. This includes operation of our Precision Ag Lab laboratory services and a wireless network of weather stations in the region. The stations supply field-specific weather data and soil moisture information to proprietary software that predicts disease and infestation.

Services and Other: Financial results

Sales for this product grouping were $616-million in 2011, compared to $230-million in 2010. This was largely due to the inclusion of the Landmark livestock, wool and agency businesses, and to strong demand for application services in North America as a result of high crop prices. Gross profit reached $411-million in 2011, compared to $192-million the previous year.

Segment Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Crop nutrients
Sales	4,537	3,001
Cost of product sold	3,779	2,460
Gross profit	758	541
Gross profit (%)	16.7	18.0
Crop protection products
Sales	3,449	2,703
Cost of product sold	2,651	2,070
Gross profit	798	633
Gross profit (%)	23.1	23.4
Seed
Sales	1,085	877
Cost of product sold	855	706
Gross profit	230	171
Gross profit (%)	21.2	19.5
Merchandise
Sales	629	158
Cost of product sold	540	144
Gross profit	89	14
Gross profit (%)	14.1	8.9
Services and other
Sales	616	230
Cost of product sold	205	38
Gross profit	411	192
Gross profit (%)	66.7	83.5
Total sales	10,316	6,969
Total cost of product sold	8,030	5,418
Total gross profit	2,286	1,551
Total gross profit (%)	22.2	22.3

16    CULTIVATING PERFORMANCE. DELIVERING VALUE.

RETAIL // Quarterly Results

Our Retail business is seasonal in nature and strongly influenced by the North American second-quarter planting season. The second quarter is also important to Agroservicios Pampeanos in South America, as this is the main application season ahead of fall planting of winter wheat. The acquisition of Landmark in Australia is expected to contribute to first quarter sales, but it too has a significant second-quarter performance profile due to input applications ahead of the planting season for winter wheat.

Retail Quarterly Results

	2011				2010
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – domestic	1,253	1,400	3,790	1,247	1,082	1,138	3,281	1,033
Sales – international	582	611	858	575	243	106	59	27
Total sales	1,835	2,011	4,648	1,822	1,325	1,244	3,340	1,060
Cost of product sold	1,383	1,513	3,652	1,482	974	925	2,621	898
Gross profit	452	498	996	340	351	319	719	162
Gross profit (%)	25	25	21	19	26	26	22	15
Gross profit by product
Crop nutrients	142	124	377	115	140	86	252	63
Crop protection products	145	226	325	102	118	172	274	69
Seed	33	30	132	35	26	24	106	15
Merchandise	26	19	27	17	8	2	3	1
Services and other	106	99	135	71	59	35	84	14
EBIT	37	92	486	(15)	46	70	361	(68)
EBITDA	80	135	529	25	79	98	388	(41)

*	Table includes Landmark results from December 4, 2010 onward.

AGRIUM 2011 ANNUAL REPORT    17

Our Wholesale Business Unit

18    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Agrium’s Wholesale business unit is a major global producer, marketer and distributor of all major fertilizer products, with over nine million tonnes of annual crop nutrient production capacity. We have a broad portfolio of assets that produce a diverse mix of crop nutrient products servicing a wide cross section of customers and geographies. The primary end consumer for our products is the agriculture market - in particular, growers of grains, oilseeds and other crops who strive to optimize crop yields and quality. In 2011, our Wholesale business unit capitalized on strong agricultural fundamentals by delivering a record performance, achieving sales of $5.6-billion and $2.0-billion of EBITDA, both of which were the highest in our company history.

2011 Wholesale Capacity, Production and Sales

(thousands of product tonnes)	Capacity		Production	Sales (d)
Nitrogen Volumes
North America
Canada	3,515		2,825	1,569
U.S.	1,273		1,101	1,981
International (a)	635		561	509
Total Nitrogen	5,423		4,487	4,059
Potash Volumes
North America
Canada	2,050		1,737	131
U.S.				715
International				919
Total Potash	2,050		1,737	1,765
Phosphate Volumes
North America
Canada	660	(b)	645	584
U.S.	510	(b)	497	543
Total Phosphate	1,170	(b)	1,142	1,127
Other Volumes
North America
Canada	355		358	257
U.S.	294		196	334
International				47
Total Other	649		554	638
Total Produced Product	9,292		7,920	7,589
Purchase for Resale Volumes (c)
North America
U.S.				764
International				2,481
Total Purchase for Resale				3,245
Total Wholesale	9,292		7,920	10,834

(a)	Represents our 50 percent joint-venture interest in the capacity of Profertil S.A. (“Profertil”).
(b)	Superphosphoric Acid (“SPA”) and Merchant Grade Phosphoric Acid (“MGA”) are reported in cargo weight.
(c)	Purchase for resale includes sales of all the major crop nutrient products.
(d)	Sales represent country of sales destination, not country of production.

AGRIUM 2011 ANNUAL REPORT    19

WHOLESALE // Strategy

Our Wholesale strategy focuses on leveraging our strong competitive position within key global crop nutrient markets in order to deliver value for our stakeholders. In addition to employing a rigorous focus on continually improving our core businesses, we actively seek out opportunities to strengthen our industry position through value-enhancing acquisitions and investments. All of our activities are driven by a culture that prides itself on providing products that help to feed the world’s growing population, while constantly striving to protect the environment and the health, safety and security of our employees and contractors. Additionally, we are committed to establishing and maintaining effective relationships with our partners, suppliers and customers, while actively supporting the communities in which we operate.

WHOLESALE // Key Developments

In December 2011, Agrium’s Board of Directors approved the brownfield expansion of our potash facility, located in Vanscoy, Saskatchewan. The project is expected to result in an additional one million tonnes of annual production capacity, increasing our total nameplate capacity to nearly three million tonnes per year. Construction activity has already begun and the project is expected to be completed in the second half of 2014. The capital cost associated with this project is expected to be approximately $1.5-billion or about $1,500 per tonne of additional capacity.(a)

We commenced a brownfield debottlenecking project in the second half of 2011 at our Profertil nitrogen facility in Argentina, in which we have a 50 percent joint-venture interest. The facility has a total capacity of 1.2 million tonnes of urea and 70,000 net tonnes of merchant ammonia. The project is expected to be completed by 2014 and will increase the facility’s total annual production capacity by approximately 123,000 tonnes of urea and 10,000 net tonnes of merchant ammonia. Additionally, it is anticipated that per tonne production costs will be reduced following completion of the debottlenecking project as a result of more efficient gas utilization. Agrium is also constructing a terminal on the Parana River, near the city of Rosario, Argentina. This terminal will include a dedicated berth and two 100,000 tonne dry storage buildings that will move product into a key agricultural region of Argentina. Completion of this project is expected by the end of 2012. The potential for additional expansion opportunities is also being evaluated within our existing North American nitrogen facilities. Engineering scoping studies were initiated in late 2011 and we will be undertaking a detailed evaluation of our findings and establishing a definitive plan for potential future investment.

The Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly-owned subsidiary of MOPCO, in which Agrium owns a 26 percent stake, continued to move forward through most of 2011 with its project to add two new trains to the existing single train at the Egyptian nitrogen facility. The expansion project is expected to triple the facility’s current production capacity, increasing total annual production at the site to 1.95 million tonnes of urea and 150,000 net tonnes of merchant ammonia. Civil unrest within the country resulted in the suspension of construction of the expansion and operations in the fourth quarter of 2011. However, we are optimistic the facility will be allowed to re-open and construction of the expansion restarted in 2012 given its strong environmental performance, as recently reconfirmed by a government appointed independent Egyptian scientific review panel, as well as the positive contribution it can provide the Egyptian economy.

Agrium signed an agreement with OCP S.A. (“OCP”) of Morocco in September 2011 for the long-term supply of phosphate rock to our Canadian Redwater phosphate facility. This new supply of phosphate rock from OCP will replace the phosphate rock currently supplied from our mine at Kapuskasing, Ontario. The move to utilizing rock from OCP is expected to take place in the second half of 2013, at which time economic rock reserves at Kapuskasing will be depleted. The agreement covers rock supply for a period up to 2020, with prices based on a formula that tracks finished product pricing and key published input costs. We will commence construction of an import terminal on the West Coast of Canada in 2012, which will facilitate the handling and delivery of the imported phosphate rock to our facility in Redwater, Alberta. The agreement will enable Agrium to continue benefiting from our competitive sulfur and ammonia cost positions and in-market delivered pricing advantage in Western Canada.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and with an effective date of December 31, 2011 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

20    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Agrium acquired three phosphate leases in the vicinity of Vernal, Utah in 2011. These leases are in the very early stages of evaluation as a potential economically viable source of phosphate rock in the long term.

We concluded the purchase of a 100 percent equity position in Cerealtoscana S.p.A. (“Cerealtoscana”), a fertilizer distribution company in Italy, and Agroport, its subsidiary in Romania, in May of 2011. These entities have been subsequently renamed as Agrium Italia S.p.A. and Agrium-Agroport Romania S.A., respectively. This acquisition represented the addition of 90,000 tonnes of storage to Agrium Europe S.A.’s (“Agrium Europe”) existing fertilizer distribution business and enables us to continue strengthening our presence within growing markets in Europe, while also leveraging the value of our marketing off-take agreement of urea from the MOPCO Egyptian nitrogen facility.

WHOLESALE // Financial Results

Sales from Wholesale operations reached a record $5.6-billion in 2011, compared to $4.0-billion in 2010. Gross profit increased to a record $2.0-billion in 2011, compared to $1.0-billion in 2010. Wholesale EBIT was also a record $1.8-billion in 2011, compared to $889-million in 2010. The record results achieved this year were attributable to robust demand and sales, as well as strong prices and margins for crop nutrients due to the strength in agricultural fundamentals.

WHOLESALE // Expenses

Wholesale expenses were $136-million in 2011, compared with $120-million in 2010. The variance was due primarily to recent acquisitions along with marginal increases across different expense categories.

Wholesale Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Nitrogen
Sales	2,051	1,458
Gross profit	974	452
Potash
Sales	809	675
Gross profit	513	371
Phosphate
Sales	893	596
Gross profit	349	106
Other
Sales	257	216
Gross profit	86	32
Product purchased for resale
Sales	1,566	1,039
Gross profit	60	48
Total sales	5,576	3,984
Total gross profit	1,982	1,009
Selling	42	35
General and administrative	47	34
Earnings from associates	(19)	(22)
Other expenses	66	73
EBIT	1,846	889
EBITDA	2,019	1,081
EBITDA as a percent of sales (%)	36	27

AGRIUM 2011 ANNUAL REPORT    21

Nitrogen [ N ] Products

Nitrogen plays a fundamental role in improving crop growth, yield and protein levels, making it the most important nutrient in global crop nutrient production, trade and consumption. It is also the one crop nutrient that is most likely to show the most immediate adverse impact on a crop’s yield if application rates are reduced. In 2011, Nitrogen represented over 60 percent of the total volume of crop nutrients used globally and approximately half of our 2011 wholesale sales and gross profit on manufactured product.

The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to urea, urea ammonium nitrate (“UAN”) solutions or ammonium nitrate.

Agrium owns and operates five major nitrogen production facilities in North America and has a 50 percent joint-venture interest in a nitrogen facility in South America, along with five facilities in North America that upgrade ammonia to other nitrogen products, such as UAN and nitric acid. These facilities have a combined annual nitrogen production capacity of approximately 5.4 million tonnes. We also have a 26 percent equity position in an Egyptian nitrogen facility. Collectively, these global production assets place Agrium among the world’s top three publicly traded nitrogen producers.

The competitive position and diversity of our nitrogen production facilities in terms of geography, customer reach and product offering are among our key competitive strengths. Our Alberta production facilities in particular are ideally positioned to benefit from low gas costs relative to other parts of North America, and North America is itself well positioned relative to most other regions of the world due to the development of non-conventional (shale) natural gas. Furthermore, nitrogen prices in North America are generally higher the further from a major port or the Mississippi river system, which includes our core markets of Western Canada, the Northern U.S. Plains and the Pacific Northwest. Our Argentine nitrogen facility also benefits from competitive pricing for natural gas, in addition to a similar in-market advantaged position within Argentina’s large and growing domestic end-market. Furthermore, our equity interest in the Egyptian nitrogen facility provides an advantageous competitive position, with direct access to key markets in Europe and the Americas.

On an annual basis, approximately 75 percent of our nitrogen sales are to agricultural markets, with the remaining 25 percent sold to industrial customers. Domestic demand from agricultural customers is highly seasonal in nature, while industrial demand is more evenly distributed throughout the year. Much of the industrial ammonia that Agrium sells is priced on a gas index-plus margin basis, thereby contributing to stability in sales and earnings throughout the year. As a result, our average sales price for ammonia in a given quarter will be influenced by the relative weighting of industrial sales versus those made to agricultural markets and the differential between industrial and agricultural sales prices. The influence of industrial ammonia tends to be larger in the first and third quarters, which are generally slower quarters for agricultural sales.

Nitrogen // Financial Results

Nitrogen gross profit

Nitrogen gross profit reached a record of $974-million in 2011, compared to $452-million in 2010. This significant increase was primarily due to higher realized prices for nitrogen products. Our average margins on a per tonne basis were $240 per tonne in 2011, compared to $115 per tonne in 2010.

Nitrogen prices

Agrium’s average realized nitrogen price was $506 per tonne in 2011, compared with $372 per tonne in 2010. Benchmark U.S. Gulf (NOLA) urea prices were $472 per tonne in 2011, a 36 percent increase over 2010. NOLA urea prices started the year at approximately $420 per tonne, rising to $570 per tonne in September 2011, and ending the year at approximately $400 per tonne.

22    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Nitrogen Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Nitrogen Domestic
Sales	1,797	1,289
Cost of product sold	970	911
Gross profit	827	378
Tonnes sold (‘000)
Ammonia	1,152	1,125
Urea	1,376	1,401
Other	1,022	952
Total domestic tonnes sold (‘000)	3,550	3,478
Selling price per tonne
Ammonia	586	432
Urea	544	389
Other	367	267
Selling price per tonne	506	371
Margin per tonne	233	108
Nitrogen International
Sales	254	169
Cost of product sold	107	95
Gross profit	147	74
Tonnes sold (‘000)	509	440
Selling price per tonne	500	386
Margin per tonne	290	166
Total Nitrogen
Sales	2,051	1,458
Cost of product sold	1,077	1,006
Gross profit	974	452
Tonnes sold (‘000)	4,059	3,918
Selling price per tonne	506	372
Cost of product sold per tonne	266	257
Margin per tonne	240	115

Nitrogen product and gas cost

Nitrogen cost of product sold was $1.1-billion in 2011, compared to $1.0-billion in 2010. On a per tonne basis, cost of product sold in 2011 averaged $266 per tonne, compared with $257 per tonne in 2010. The increase in per tonne cost of product sold was primarily due to higher costs associated with planned turnarounds and unscheduled outages in 2011, as compared to 2010. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $20 per tonne in 2011, compared to $20 per tonne in 2010.

Gas volumes purchased in 2011 were 112 billion cubic feet, up from 104 billion cubic feet in 2010. Agrium’s overall gas cost for 2011 was $4.03 per MMBtu ($3.83 per MMBtu excluding the impact of natural gas derivatives), compared to $4.47 per MMBtu in 2010 ($4.08 per MMBtu excluding the impact of natural gas derivatives). Realized and unrealized hedging gains and losses on gas derivatives are reported below gross profit and are therefore not included in cost of product sold. The average U.S. benchmark price of natural gas on the New York Mercantile Exchange (NYMEX) was $4.07 per MMBtu in 2011, compared with $4.42 per MMBtu in 2010. In 2011, the average Alberta (AECO) basis differential was a $0.33 per MMBtu discount to NYMEX, compared to a discount of $0.43 per MMBtu in 2010.

In Argentina, our Profertil S.A. (“Profertil”) nitrogen facility has three competitively-priced gas contracts, which cover approximately 80 percent of its gas requirements. All three contracts extend to 2017, while additional gas requirements are fulfilled through a mix of spot purchases and short-term (one- and two-year) contracts. Pan American Energy is our largest gas supplier, followed by Petrobras S.A. and Repsol YPF, S.A. The Argentine government has at times limited industrial gas deliveries in order to meet residential demand during the peak winter season.

Natural Gas Prices: North American Indices and Agrium Prices

(U.S. dollars per MMBtu)	2011	2010
NYMEX	4.07	4.42
AECO	3.74	3.99
Basis	0.33	0.43
Wholesale
Overall gas cost excluding realized hedging losses	3.83	4.08
Realized hedging impact	0.20	0.39
Overall gas cost (a)	4.03	4.47

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.

Nitrogen sales volumes and operating rates

Wholesale nitrogen sales volumes for 2011 were 4.1 million tonnes, compared to 3.9 million tonnes in 2010. The nitrogen product category is primarily made up of urea, ammonia, UAN and industrial grade ammonium nitrate. Urea is the most important nitrogen product globally, and accounts for over 40 percent of Agrium’s nitrogen capacity and 2011 production.

Natural Gas Use (BCF)

	Western Canada	U.S. (Borger, TX)	International (Profertil)	Potash and Other	Total
2011	75	19	15	3	112
2010	71	18	12	3	104

AGRIUM 2011 ANNUAL REPORT    23

Potash [ K ] Products

Agrium is North America’s third largest producer of potash, a nutrient that regulates plant growth processes and helps protect crops from drought and disease. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest known potash deposits are in Saskatchewan, Canada, whose mines accounted for about 46 percent of 2011 global potash reserves. Additionally, Canada accounted for approximately 40 percent of global potash trade in 2011. Agrium produces muriate of potash (“MOP” or “potash”) at our facility in Vanscoy, Saskatchewan.

Potash // Financial Results

Potash gross profit

Our potash gross profit was $513-million in 2011, compared to $371-million in 2010. The significant increase in gross profit was due to substantially higher realized sales prices and margins in North America and internationally. On a per tonne basis, potash margins averaged $290 per tonne in 2011, compared with $198 per tonne in 2010.

Potash Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Potash Domestic
Sales	471	470
Cost of product sold	176	215
Gross profit	295	255
Tonnes sold (‘000)	846	1,119
Selling price per tonne	556	420
Margin per tonne	348	228
Potash International
Sales	338	205
Cost of product sold	120	89
Gross profit	218	116
Tonnes sold (‘000)	919	749
Selling price per tonne	368	273
Margin per tonne	238	153
Total Potash
Sales	809	675
Cost of product sold	296	304
Gross profit	513	371
Tonnes sold (‘000)	1,765	1,868
Selling price per tonne	458	361
Cost of product sold per tonne	168	163
Margin per tonne	290	198

Potash prices

Agrium’s average potash selling price was $458 per tonne in 2011, compared to $361 per tonne in 2010. Our international sales are marketed through Canpotex and these prices are referenced at the mine site. Our average international sales price was $368 per tonne in 2011, a 35 percent increase over 2010. Our realized North American sales price increased by 32 percent to $556 per tonne in 2011. Benchmark potash prices in North America and globally were supported by a rebound in global demand and resulted in high operating rates and a tightening inventory situation through most of 2011. Potash prices in the U.S. Corn Belt started 2011 at roughly $570 per tonne, rose to $630 per tonne by July 2011 and declined to approximately $610 per tonne by the end of 2011.

24    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Potash product cost

Potash cost of product sold in 2011 was $296-million, compared to $304-million in 2010. On a per tonne basis, the average cost of product sold was $168 per tonne, compared to $163 per tonne in 2010. The increase in per tonne costs relative to 2010 was primarily attributable to a decrease in production volumes. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $22 per tonne in 2011, compared to $19 per tonne in 2010.

Potash sales volumes and operating rates

Potash sales volumes were 1.8 million tonnes in 2011, compared to 1.9 million tonnes in 2010. The year-over-year decrease in sales volumes was due primarily to lower beginning inventories and lower production due to a variety of short-term mining related issues experienced at our Vanscoy mine during the second half of 2011. We sold 48 percent of our potash sales into the domestic market in 2011, which was down significantly from the 60 percent sold to domestic customers in 2010. The decrease in domestic sales in 2011 was due to the large increase in demand from international buyers in 2011. Potash sales to international markets represented 52 percent of sales volumes in 2011, up from the 40 percent sold to these markets in 2010. Our international sales are marketed through Canpotex, the offshore marketing agency for potash produced in the province of Saskatchewan, which is wholly-owned by the three major potash producers in Canada. Our share of Canpotex total sales in 2011 was 9 percent.

Our current annual production capacity of 2.05 million tonnes requires 5.9 million tonnes of feed at a grade of 24.6 percent K2O and a milling recovery of 85 percent. Our 2012 Technical Report (a) gives an expected mine life of 46 years when considering Proven and Probable Mineral Reserves and Measured and Indicated Mineral Resources, with an additional 15 years estimated to be contained in Inferred Mineral Resources at our higher forecasted post-expansion rate, which is based on the updated estimate of 65.8 million tonnes of Proven Mineral Reserves (24.5% K2O), 15.2 million tonnes of Probable Mineral Reserves (22.7% K2O), 168.2 million tonnes of Measured Mineral Resources (22.7% K2O) and 113.0 million tonnes of Indicated Mineral Resources (24.9% K2O). Changes to the primary mine life estimate are as a result of the reclassification of Mineral Resources from Inferred to Measured and Indicated due to the drilling campaign executed over the South Block and KP 313 in 2010 and 2011. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(a)	Certain scientific and technical information regarding Vanscoy Potash Operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and with an effective date of December 31, 2011 (the “Technical Report”) prepared by A. Dave Mackintosh, P. Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

AGRIUM 2011 ANNUAL REPORT    25

Phosphate [ P ] Products

Agrium is North America’s fifth largest producer of phosphate. Phosphate is a key nutrient that stimulates root development and flowering, while encouraging early crop development. Collectively, Agrium’s two phosphate facilities have the capacity to produce approximately 1.2 million tonnes of phosphate fertilizer products annually.

At our facility in Conda, Idaho, we produce mono-ammonium phosphate (“MAP”) and superphosphoric acid (“SPA”) products, which we sell primarily in the Northwestern U.S. Our Redwater, Alberta facility is the only phosphate facility in Canada and produces MAP primarily for distribution in Western Canada.

Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Each of our two facilities has a dedicated phosphate rock mine; Redwater obtains phosphate rock from our mine in Kapuskasing, Ontario, while our Rasmussen Ridge rock mine supplies our Conda facility, having moved from our Dry Valley mine in 2011. Economic rock reserves at Kapuskasing will be depleted by the second half of 2013. By this time, phosphate rock for our Redwater facility is expected to be sourced primarily from Morocco as part of our long-term agreement with OCP. This agreement covers rock supply for a period up to 2020, with prices based on a formula that accounts for the finished phosphate prices and input prices. This structure provides downside protection to Agrium during periods of low phosphate prices and affords OCP an opportunity to benefit from the upside associated with periods of strong phosphate prices. If the agreement had been in place in 2011, our average phosphate margins would have been lower than in 2011 as our rock costs would have been higher. However, our total average phosphate margins would have still been highly competitive compared to other publicly traded North American phosphate producers due to our other competitive advantages. Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the significant availability of sulfur in the region due to the presence of oil and gas producers, we obtain sulfur at highly favorable prices relative to global prices. Our Conda facility also sources sulfur and sulfuric acid locally, while obtaining the majority of its ammonia from Agrium’s Alberta nitrogen plants. Our competitive cost position on sulfur and ammonia is a major benefit to Agrium’s phosphate business. Agrium’s competitive advantage for phosphate products is also a result of our transportation cost advantage relative to the major phosphate producers based in Florida, given that our facilities are located in close proximity to our key end-markets in Western Canada and the Western U.S.

Phosphate // Financial Results

Phosphate gross profit

Phosphate gross profit was $349-million in 2011, compared to $106-million in 2010. The substantial increase was due to increased sales volumes and higher per tonne margins for our phosphate products, which was driven by stronger realized sales prices. On a per tonne basis, phosphate margins were $310 per tonne in 2011, compared to $102 per tonne in 2010.

Phosphate Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Phosphate
Sales	893	596
Cost of product sold	544	490
Gross profit	349	106
Tonnes sold (‘000)	1,127	1,041
Selling price per tonne	792	573
Cost of product sold per tonne	482	471
Margin per tonne	310	102

26    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Phosphate prices

Benchmark phosphate prices continued to increase during 2011, driven by robust global demand, tight supply availability and substantial increases in global prices of phosphate rock, sulfur and ammonia. Central Florida di-ammonium phosphate (“DAP”) prices averaged $621 per tonne in 2011, compared with $492 per tonne in 2010. Benchmark Central Florida prices started the year at approximately $606 per tonne, peaked at $645 per tonne in August and ended the year at about $530 per tonne. Agrium’s realized phosphate prices represent a blend of phosphate products, with over 80 percent of our sales being MAP, and the remainder made up of higher valued SPA and merchant grade phosphoric acid. Our average realized phosphate sales price was $792 per tonne in 2011, compared to $573 per tonne in 2010. Our realized prices for MAP are higher than in the Southern U.S. or Corn Belt, given that Western Canada is a net importer of phosphate products from the Southeastern U.S.

Phosphate product cost

Phosphate cost of product sold was $544-million in 2011, compared to $490-million in 2010. The increase was attributable primarily to higher sales volumes in 2011 relative to 2010 and increases in sulfur costs. On a per tonne basis, cost of product sold was $482 per tonne in 2011, compared with $471 per tonne in 2010. Production asset depreciation and amortization expense is included in cost of product sold in the amount of $41 per tonne in 2011, compared to $65 per tonne in 2010.

Sales volumes and operating rates

Phosphate sales volumes were 1.1 million tonnes in 2011, compared with 1.0 million tonnes in 2010. Higher operating rates achieved in 2011 were due to increased efficiencies at our Conda and Redwater facilities.

Other Wholesale Products

Our Other Wholesale products group is mainly comprised of ammonium sulfate products produced in Western Canada and our Rainbow® Plant Food (“Rainbow”) business, which produces nitrogen, phosphate and potash (“NPK”) products in the Southeastern United States. Ammonium sulfate fertilizer contains both nitrogen and sulfur, resulting in one of the most effective ways of supplying sulfur to soils in an immediately available form.

The Rainbow product line offers homogeneous distributions of NPK products, with a specific combination of nutrients contained within each granule. In contrast to the more common practice of blending different nutrient granules at a farm center, this alternative offers the advantages of reduced product segregation and a more unified distribution of nutrients. Rainbow products are produced at our facilities in Americus, Georgia, and Florence, Alabama and are often used on high-value crops such as cotton, peanuts, vegetables, tobacco, as well as some limited use on row crops.

Other Wholesale // Financial Results

Other Wholesale gross profit was $86-million in 2011, compared with $32-million in 2010. The increase was due primarily to an improvement in realized sales prices and margins for both ammonium sulfate and our Rainbow product line.

Other Performance

Years ended December 31, (millions of U.S. dollars, except as noted)	2011	2010
Other
Sales	257	216
Cost of product sold	171	184
Gross profit	86	32
Tonnes sold (‘000)
Ammonium sulfate	358	347
Other	280	344
Total other tonnes sold (‘000)	638	691
Selling price per tonne
Ammonium sulfate	366	256
Cost of product sold per tonne
Ammonium sulfate	195	180
Margin per tonne
Ammonium sulfate	171	76

Product Purchased for Resale

In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers residing primarily in the Americas and Western Europe. This business enables us to leverage the value of our extensive distribution and marketing network beyond what is possible through the sale of our manufactured product alone.

Sales of product purchased for resale were $1.6-billion in 2011, compared with $1.0-billion in 2010. Total sales volumes for this business were 3.2 million tonnes in 2011, compared with 3.0 million

AGRIUM 2011 ANNUAL REPORT    27

tonnes in 2010. The increase in volumes was due to the recent acquisition of Cerealtoscana and its subsidiary Agroport in Europe and strong nutrient demand in the Americas, offsetting the impact of cautious buying by distributors in the second half of 2011 due to the economic uncertainty. The breakdown of sales volumes by geographic region were: 0.8 million tonnes in North America; 2.2 million tonnes in Europe and 0.2 million tonnes in South America.

Gross profit from our purchase for resale business was $60-million in 2011, compared with $48-million in 2010. Our average selling price was $483 per tonne in 2011, compared with $346 per tonne in 2010. Our average per tonne margins were $18 per tonne in 2011, slightly higher than the $16 per tonne achieved in 2010.

Distribution and Storage

Agrium Wholesale has developed an extensive transportation, storage and warehousing system to optimize deliverability of product to our agricultural customers in the highly seasonal peak demand periods. In total, our global distribution and storage capacity amounts to over 2.7 million tonnes. We also have over 4,000 railcars under long-term lease and use barges, pipelines, and ocean vessels to move our product. Agrium acquired the remaining 30 percent of Common Market Fertilizers S.A. (“CMF”) and subsequently renamed Agrium Europe in 2010, significantly strengthening our position in Europe, where Agrium Europe owns and leases over 390,000 tonnes of dry and liquid storage at both port and inland sites, including 90,000 tonnes of incremental storage capacity provided through the acquisition of Cerealtoscana and its subsidiary, Agroport. We also plan to move a portion of urea volumes from the expanded Egyptian nitrogen facility into Europe, following completion of the expansion project.

Egyptian Nitrogen Facility: MOPCO

Our equity interest in MOPCO, whose subsidiary, ENPC, owns a nitrogen facility in Damietta, Egypt, contributed $19-million in equity earnings in 2011, compared to $17-million in 2010. The existing annual capacity is 675,000 tonnes of urea and 80,000 net tonnes of merchant ammonia. The project to triple production capacity to 1.95 million tonnes of urea and 150,000 net tonnes of merchant ammonia and operation of the existing facility was temporarily suspended in the fourth quarter due to civil unrest. Agrium will have a 26 percent equity interest in the expanded plant. Agrium also has an associated off-take agreement to market all of the additional export volume resulting from the expansion.

WHOLESALE // Quarterly Results

Given that the agricultural sector is the primary market for our Wholesale business unit, results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring application season in North America, is typically Wholesale’s most important quarter from a sales volume and EBIT perspective. The fourth quarter is also important in terms of sales volume and EBIT, as it encompasses the fall fertilizer application season in the northern hemisphere and the spring application season in Argentina. The first quarter is generally the weakest, as application and sales volumes are light in the winter months. In 2011, the spring season in North America was impacted by extremely wet weather conditions which reduced the window for plantings and applications across much of the Eastern Corn Belt and Western Canada and fall applications were impacted by the severe drought in the Southern U.S. Plains.

28    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Wholesale Quarterly Results

	2011				2010
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	1,226	1,023	1,438	1,072	1,006	744	970	740
Sales – inter-segment	228	153	275	161	154	121	141	108
Total sales	1,454	1,176	1,713	1,233	1,160	865	1,111	848
Cost of product sold	898	779	1,093	824	820	688	837	630
Gross profit	556	397	620	409	340	177	274	218
Gross profit (%)	38	34	36	33	29	20	25	26
Nitrogen
Sales	595	405	717	334	397	319	481	261
Cost of product sold	273	228	393	183	237	237	343	189
Gross profit	322	177	324	151	160	82	138	72
Tonnes sold (‘000)	1,060	817	1,433	749	980	950	1,256	732
Selling price (per tonne)	562	497	500	446	406	336	382	358
Margin (per tonne)	304	217	226	202	163	84	109	98
Potash
Sales	188	167	259	195	158	131	195	191
Cost of product sold	67	65	94	70	62	71	86	85
Gross profit	121	102	165	125	96	60	109	106
Tonnes sold (‘000)	398	347	543	477	417	388	529	534
Selling price (per tonne)	473	480	477	409	378	340	366	358
Margin (per tonne)	304	292	304	262	228	154	205	199
Phosphate
Sales	232	217	206	238	165	170	134	127
Cost of product sold	143	135	123	143	111	145	125	109
Gross profit	89	82	83	95	54	25	9	18
Tonnes sold (‘000)	285	277	259	306	246	302	243	250
Selling price (per tonne)	813	784	795	778	672	563	553	506
Margin (per tonne)	313	297	320	310	218	82	39	72
Other
Sales	68	52	82	55	52	38	73	53
Cost of product sold	45	37	56	33	45	37	59	43
Gross profit	23	15	26	22	7	1	14	10
Tonnes sold (‘000)	162	132	188	156	162	132	223	174
Product purchased for resale
Sales	371	335	449	411	388	207	228	216
Cost of product sold	370	314	427	395	365	198	224	204
Gross profit	1	21	22	16	23	9	4	12
Tonnes sold (‘000)	721	599	1,014	911	944	620	759	677
Selling price (per tonne)	514	559	443	451	410	335	301	319
Margin (per tonne)	1	35	22	18	25	14	5	18
EBIT	507	393	569	377	315	151	276	147
EBITDA	552	438	617	412	354	206	339	182

AGRIUM 2011 ANNUAL REPORT    29

Our Advanced Technologies Business Unit

Agrium’s Advanced Technologies business unit is a global leader in the development and sales of Enhanced Efficiency Fertilizer (“EEF”) products, utilizing slow and controlled-release fertilizers to provide both economic and environmental benefits. We add value for our customers by offering the latest technologies through an extensive line of innovative products to a broad range of target markets, including: agriculture, specialty agriculture, professional turf, horticulture and consumer lawn and garden.

ADVANCED TECHNOLOGIES // Strategy and Key Developments

To achieve our aggressive growth target for the AAT business unit in the coming years, we will focus on five core objectives: 1) growing end-user demand in key markets; 2) expanding ESN capacity; 3) capitalizing on international opportunities; 4) targeting complimentary acquisitions; and 5) developing new technologies and product offerings.

Over the past five years, AAT has grown steadily through a combination of acquisitions, business expansions and capacity additions. AAT made strides in laying the foundation for future growth and development with the establishment of our Direct Solutions sales division in 2010, a direct-to-market sales force with over 100 industry professional field representatives across North America, and the completion of a new ESN facility in New Madrid, Missouri in the spring of 2010. Additionally, Agrium’s Board of Directors approved a 136,000 tonne expansion of this facility in December 2011, which is expected to bring AAT’s total ESN production capacity to 464,000 tonnes upon project completion in the second half of 2012. Over the past year, we also expanded our business in North America with the acquisitions of Evergro Canada (“Evergro”) and Tetra Micronutrients.

In July 2011, AAT announced the acquisition of Evergro, a leading manufacturer and distributor of horticultural and professional turf products in Western Canada. In addition to providing AAT with seven distribution and blending facilities throughout British Columbia and Alberta in Canada, Evergro is expected to also add value to our growing Direct Solutions business through its expertise in providing innovative controlled-release fertilizers, as well as turf, pest control and soil amendment products to North American specialty markets. The geographic location of these operations is expected to provide AAT with an expanded platform to grow our international business in the Pacific Rim. The acquisition of Tetra Micronutrients, a specialty producer, marketer and distributor of custom liquid plant nutrition and dry micronutrients, was completed in July 2011 and represents a strong addition to Agrium’s AAT and Retail businesses. AAT will operate and market product from Tetra Micronutrients’ dry

30    CULTIVATING PERFORMANCE. DELIVERING VALUE.

granulation facility, while Loveland will assume operation of its liquid facility and market production directly to Agrium Retail’s customers. AAT also expects to benefit from the liquid plant nutrition business by marketing products to third party customers.

ADVANCED TECHNOLOGIES // Products and Services

AAT has established itself as a world leader in producing a broad spectrum of slow and controlled-release fertilizers, including polymer-coated, sulfur-coated and reacted products in a variety of sizes and compositions, which are custom designed to meet the specific needs of our target markets. We also demonstrate our commitment to protecting and preserving the environment through specially engineered product offerings with advanced-generation coatings and other technology to prevent nutrient loss to the environment. Our EEF products allow end-users to optimize quality and yield, while reducing the frequency of required application.

AGRIUM 2011 ANNUAL REPORT    31

In order to meet the evolving needs of our growing customer base, AAT constantly strives to enhance and optimize our industry-leading portfolio of products. As a result, we place a strong emphasis on product innovation at our research facility in Sylacauga, Alabama, where we focus on the development of new products and improving existing technologies. We also support targeted agronomic research conducted at agricultural institutions across North America and with selected agronomists in The People’s Republic of China, Southeast Asia and Europe.

AAT tailors its branded products to target specific key markets and end-use customers:

☐

Agriculture A polymer-coated, environmentally sensitive, controlled-release fertilizer that provides both environmental and economic benefits for broad acre crops (ESN®). AAT also produces and markets UltraYield® Micronutrients and the new line of Tetra Micronutrients;

☐	Specialty Agriculture Products designed specifically for high-value crops such as strawberries and other food crops (Polyon®, Duration®, and ESN®);

☐

Professional Turf Branded specialty fertilizer products with slow-release or controlled-release technologies suitable for golf course turf, lawn care and sport field applications (XCU®, Polyon®, Duration®, Nutralene®, Nitroform®) and associated branded professional products (ProTurf®, Nu-Gro®, Nu-Spec®) in Canada. AAT also markets Precise® controlled-release plant protection for turf;

☐	Horticulture Products and blends designed specifically for the nursery market (Polyon®, Duration®, Nitroform®); and

☐	Consumer Lawn and Garden (Polyon®, Duration®, Nutralene®, XCU®).

ESN offers several key advantages relative to traditional nitrogen products, including significant improvements in crop yields and quality, a wider application window than traditional nitrogen products and significant environmental benefits. ESN has been shown to increase corn yields significantly in specific agricultural conditions, while also providing yield and quality improvements in crops such as wheat, canola and potatoes. Additionally, ESN provides significant protection against nitrogen loss to the air and water through reduced volatilization, denitrification and leaching.

32    CULTIVATING PERFORMANCE. DELIVERING VALUE.

ADVANCED TECHNOLOGIES // Financial Results

AAT’s sales were $510-million in 2011, compared to $397-million in 2010. Gross profit also increased to $115-million in 2011, compared to $85-million in 2010. The increase in gross profit was primarily attributable to higher realized sales prices, volumes and margins for products in the agricultural business, particularly ESN. Additional contributions to gross profit from acquisitions completed during 2011 were relatively small, but are expected to grow in 2012. EBIT was a $51-million loss in 2011, compared to a gain of $12-million in 2010. The decline in EBIT was due to a $61-million impairment of Agrium’s investment in Hanfeng Evergreen Inc. (“Hanfeng”). Agrium has determined that Hanfeng is not integral to our strategic growth plans in China and accordingly, we have recorded an impairment that has reduced our investment to $29-million to reflect Hanfeng’s recent performance. Agrium plans on maintaining its investment in Hanfeng.

Turf and Ornamental

Sales for our turf and ornamental business were $311-million in 2011, compared to $271-million in 2010. Gross profit for this business was $66-million in 2011, compared to $56-million in 2010. The increase in sales and gross profit was largely due to the impact of investments made during 2010 and 2011 related to product marketing and an expanded Direct Solutions retail sales force.

Agriculture

Sales in the agricultural business were $199-million in 2011, compared to $126-million in 2010. The increase in sales was attributable to higher realized sales prices, as well as higher full-year sales volumes for ESN following capacity additions completed during 2010. Gross profit was $49-million in 2011, compared to $29-million in 2010. Stronger gross profit was due to higher average margins for all crop nutrient products and a significant increase in both volumes and average gross margins for ESN.

ADVANCED TECHNOLOGIES // Expenses

Expenses for AAT were $166-million in 2011, compared to $73-million in 2010. The majority of the increase in expenses relative to 2010 was due to a $61-million impairment of our Hanfeng investment. The increase was also attributable to the expansion of our Direct Solutions sales force to support growth in retail sales to turf and ornamental customers, as well as additional cost contributions related to the acquisitions made during 2011.

Advanced Technologies Financial Results

Years ended December 31,
(millions of U.S. dollars, except as noted)	2011	2010
Turf and Ornamental
Sales	311	271
Cost of product sold	245	215
Gross profit	66	56
Agriculture
Sales	199	126
Cost of product sold	150	97
Gross profit	49	29
Total sales	510	397
Total cost of product sold	395	312
Total gross profit	115	85
Selling expenses	47	30
General and administrative	58	46
Earnings from associates	(1)	(4)
Other expenses	62	1
EBIT	(51)	12
EBITDA	34	31
EBITDA as a percent of sales (%)	7	8

AGRIUM 2011 ANNUAL REPORT    33

ADVANCED TECHNOLOGIES // Quarterly Results

As with our other business units, AAT’s business is seasonal. For our turf and ornamental business, the first and second quarters are typically the strongest. This is earlier than the key sales season for the agriculture market, as our customers include golf courses and formulators/ blenders in turf and ornamental businesses, which tend to order product well ahead of the start of the season. For these products, the third quarter has historically been the weakest, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are expected to be more evenly distributed across the second through the fourth quarters as ESN becomes a larger component of AAT’s business.

Advanced Technologies Quarterly Results

	2011				2010
(millions of U.S. dollars, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales – external	124	110	124	66	83	81	125	53
Sales – inter-segment	22	15	34	15	16	12	16	11
Total sales	146	125	158	81	99	93	141	64
Cost of product sold	108	101	121	65	75	78	110	49
Gross profit	38	24	37	16	24	15	31	15
Gross profit (%)	26	19	23	20	24	16	22	23
EBIT	(56)	(3)	13	(5)	2	(4)	15	(1)
EBITDA	12	3	18	1	7	1	20	3

OUR OTHER BUSINESS UNIT

Our Other business unit is a non-operating segment comprising corporate and administrative functions and costs that provide support and governance to our operating business units.

The Other business unit is also used to eliminate inter-segment transactions so that each operating segment can be evaluated and managed on a stand-alone basis. The eliminations relate to purchase and sale transactions between our Retail, Wholesale and AAT business units.

Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs from our headquarters in Calgary, Alberta, share-based payment expense and other expenses such as regulatory compliance, foreign exchange gains and losses and business development costs associated with evaluating new growth opportunities.

Other business unit EBIT was a $172-million loss in 2011, compared to a $197-million loss in 2010. The improvement was primarily attributable to a recovery in share-based payments as a result of a decrease in fair value related to the decline in share price year-over-year. This was partially offset by a higher amount of deferred gross profit on Wholesale products sold to Retail that had not yet been sold to external customers at the 2011 year end and an increase in net realized losses from foreign exchange derivatives.

34    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Crop Input Situation and 2012 Outlook

Most crop prices reached near-record highs in 2011, leading to very strong demand for crop inputs and agronomic services. The United States Department of Agriculture (“USDA”) estimates that U.S. net farm income was an all-time record in 2011, exceeding $100-billion for the first time in history and placing growers in a strong financial position entering 2012. Despite the fact that most crop prices are trading below peak levels achieved in 2011, grower economics remain compelling and are expected to support strong demand for crop protection products, top seed genetics and crop nutrients in 2012.

☐	The U.S. corn supply/demand balance is projected to finish 2011/12 at a historically low level. As a result, most analysts project that corn area will increase from 2011/12 levels to between 92 and 94 million acres in 2012/13.

☐	U.S. ethanol production is projected to consume 40 percent of U.S. corn production in 2011/12. Ethanol production continues on a record pace despite the removal of the blenders’ credit at the end of 2011 based on the U.S. ethanol volume mandate and strong gasoline prices.

☐	The global wheat supply/demand balance is closer to historic levels than for corn due to the re-emergence of wheat production and exports from Eastern Europe. However, 2012 wheat prices are being supported by high corn prices and weather problems in early 2012 which included extremely cold temperatures in Europe and drought conditions in South America.

☐	Uncertainty surrounding the global economy contributed to volatility in crop prices in 2011, however we believe short-term agricultural fundamentals are relatively isolated from short-term macroeconomic events.

Crop Protection Products and Agronomic Services

Robust crop prices and agricultural fundamentals are expected to result in high planted area and support demand for crop protection products and agronomic services in 2012.

☐	Glyphosate demand is expected to be supported by record combined corn, soybean and cotton planted area, however, glyphosate prices are expected to remain under pressure from continued excess global capacity.

☐	Incremental demand for non-glyphosate herbicides is expected to increase as growers diversify crop protection applications to combat glyphosate resistance.

☐	Plant health product demand is expected to continue its rapid growth trend, leading to increased demand for fungicides, adjuvants, insecticides and plant nutrition products as well as agronomic services.

AGRIUM 2011 ANNUAL REPORT    35

Seed

Early forecasts are for U.S. corn acreage to increase by at least two million acres in 2012 and higher total seeded acreage. This is expected to support strong demand for seed.

☐	Strong grower economics provide an incentive to use the top seed genetics. While overall seed supply is expected to be sufficient, some of the newest stacked gene corn varieties are expected to be in short supply.

☐	Seed prices are expected to increase from 2011 levels.

Crop Nutrients

Demand for crop nutrients was very strong throughout most of 2011, driven by strength in agricultural fundamentals and grower economics. In the second half of 2011, the uncertain global macroeconomic situation combined with a downturn in crop prices led fertilizer buyers to be cautious in making purchase decisions. We expect crop nutrient demand in North America to be flat to slightly higher in 2011/12, but much will depend on weather conditions and crop prices entering the spring planting season.

Nitrogen

☐	Global nitrogen demand is estimated to have increased by over 3 percent in 2011 and is projected to increase by over 3 percent in 2012.

☐	North American nitrogen demand increased by an estimated 3 percent in 2011 and is forecast to increase by 1 percent in 2012, from very strong 2011 levels.

☐	Brazil imported record urea volumes in 2011 and demand is expected to strengthen further in 2012.

☐	In addition to strong demand, global nitrogen supplies were tightened in 2011 as a result of more restrictive export taxes being placed on Chinese urea exports, leading to a greater than 50 percent decline in Chinese urea exports. The sliding scale export tax structure is expected to continue to restrict exports in 2012 from China, but a minor change to the sliding scale formula may reduce the level of the tax during the low tax period slightly.

☐	There were several other nitrogen supply curtailments in 2011, including shut-downs in North Africa as a result of political unrest and gas restrictions in Trinidad that further tightened the market.

☐	There are more nitrogen projects expected to start up in 2012 than there has been over the past two years, some of which were delayed from expected 2011 start-up.

☐	North American nitrogen producers are expected to continue to benefit from relatively low natural gas prices in 2012, driven by shale gas production and being a net importing region for nitrogen products.

Potash

☐	Global potash shipments were approximately 56 million tonnes in 2011, up 3 percent compared to 2010. Analysts expect growth in global potash shipments to be flat to as high as 3.5 percent in 2012, depending on available supply and the timing of new supply agreements with China and India in 2012.

☐	North American potash demand increased by 6 percent in 2011 and is forecast to increase by 1 percent in 2012.

☐	Chinese potash imports increased by over 20 percent in 2011 to over six million tonnes, the highest volume of imports since 2007. Analysts expect China to import more potash in 2012, but delays in negotiating supply agreements could lead to a slight reduction.

☐	Due to slow demand in late 2011, some major potash producers in Canada and Russia announced that they would reduce potash production in the first quarter of 2012.

☐	India delayed negotiating its 2011/12 potash supply agreements until the second half of 2011. Once supply agreements were in place, Indian buyers purchased heavily for late 2011 and early 2012. Shipments to cover purchases initially scheduled for the first quarter of 2012 may be delayed one to two months, potentially delaying the 2012/13 negotiations.

36    CULTIVATING PERFORMANCE. DELIVERING VALUE.

☐	Brazil became the world’s largest potash importer, importing a record 7.7 million tonnes, a 25 percent increase over 2010 levels. Strong corn, soybean and sugar prices are expected to continue to support strong Brazilian potash demand in 2012.

Phosphate

☐	Global phosphate demand increased by approximately 2 percent in 2011, as demand growth was restricted by available supplies throughout most of the year. Industry analysts project that demand will grow by 2.5 percent in 2012.

☐	North American phosphate demand increased by approximately 5 percent in 2011 and is projected to increase by 1 percent in 2012.

☐	Brazilian DAP/MAP imports increased 67 percent to a record 2.6 million tonnes in 2011 and demand is expected to remain strong in 2012.

☐	China also attempted to increase restrictions on phosphate exports in 2011, but the policy was less effective for phosphates than for urea. Chinese phosphate producers exported slightly lower volumes of DAP and MAP than in 2010, but total phosphate exports increased as producers shifted production and exports to other forms of fertilizers that contained phosphate which were previously not restricted. The Chinese government increased restrictions on these other phosphate fertilizers in late 2011, which most analysts expect will reduce total phosphate exports from China in 2012.

☐	India further deregulated its phosphate fertilizer market in 2011, allowing retail prices to fluctuate, leading to a significant increase in retail phosphate prices. The impact of this change in policy on demand remains uncertain because phosphate supplies in India were constrained throughout much of 2011.

☐	As a result of slow traded phosphate demand at the end of 2011, major phosphate producers in the United States, Russia and Morocco have announced significant production curtailments in early 2012, which is expected to keep the market balanced to tight to begin the year.

☐	The Ma’aden Phosphate Project in Saudi Arabia began production in the second half of 2011 and most analysts expect production to continue to ramp up through the first half of 2012.

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Key Business Sensitivities

Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at December 31, 2011.

(millions of U.S. dollars, except as noted)	Change in Factor	Consolidated EBIT Impact	Consolidated Net Earnings Impact (f)
Wholesale (a)
Nitrogen (b)(c)	$10.00	40	29
Potash (d)	$10.00	18	13
Phosphate	$10.00	11	8
Product purchased for resale (e)	1.00%	16	11
Retail (e)
Crop nutrients	1.00%	45	32
Crop protection products	1.00%	34	24
Seed	1.00%	11	8
Merchandise	1.00%	6	4
Exchange rate from CAD to USD	$0.01	5	4

(a)	Change in factor is per metric tonne.
(b)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by nitrogen pricing. However, without any offset in pricing, the sensitivity to earnings for a $0.50/MMBtu change in NYMEX gas prices is $44-million in EBIT and $32-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta natural gas or nitrogen prices and is before the impact of natural gas economic hedge activity.
(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (b) above.
(d)	Potash sensitivity does not include potash profit and capital tax.
(e)	Change in factor is gross profit as a percentage of net sales.
(f)	To convert impact to a fully diluted earnings per share basis, divide the net earnings impact by the weighted average number of outstanding shares (158 million shares for the year ended December 31, 2011).

Margins

Wholesale

Certain key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. Nitrogen cost of product sold is affected by changes in North American natural gas prices and nitrogen prices can be impacted by changes in the global nitrogen supply/demand situation. The combination of these market fluctuations can impact nitrogen production margins. Wholesale’s purchase for resale margins are impacted by the volatility in the price for a crop nutrient between the time we purchase the product and the time we sell the product to the end customer.

Retail

Retail product margins are normally more stable than Wholesale margins, as Retail tends to be more of a cost-plus margin business than Wholesale, particularly in nutrients. However, there are several factors that can influence Retail margins. For example, nutrient margins are impacted by the volatility in the price between the time we purchase the product and the time we sell the product to the grower; as well as price volatility driven by the relative timing of our competitors’ nutrient purchases in relation to our purchases. Fluctuations in commodity prices affect the types of crops planted resulting in different crop input needs, but more significantly affect the timing of growers’ decisions on the application levels of our products. Lower crop commodity prices may result in growers delaying purchase and application of crop inputs that would otherwise optimize crop yields. Weather conditions can create significant fluctuations in the timing of Retail’s revenues and related margins based on the ability to plant or harvest and the associated application of inputs. Finally, crop protection and seed margins are influenced by changes in chemical pricing and rebates collected from our suppliers, as well as shortages or oversupply of different products.

Advanced Technologies

A key variable that would impact AAT net earnings is a significant change in the price of UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen products, primarily UAN and urea, for this market segment. Another factor that could impact results would include the potential continued softness in spending by golf courses and other professional product customers.

38    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Foreign Exchange

The international currency of the agribusiness industry is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to the Argentine peso, Australian dollar, Euro and Romanian ron. Fluctuations in these currencies could also impact our financial results.

Consolidated Performance

Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2011	2010
Sales	15,470	10,743
Cost of product sold	11,137	8,095
Gross profit	4,333	2,648
Expenses
Selling	1,673	1,144
General and administrative	335	368
Earnings from associates	(21)	(26)
Other expenses	123	49
Earnings before finance costs and income taxes	2,223	1,113
Finance costs related to long-term debt	101	88
Other finance costs	59	31
Earnings before income taxes	2,063	994
Income taxes	555	264
Consolidated net earnings from continuing operations	1,508	730
Consolidated net loss from discontinued operations	(133)	(17)
Consolidated net earnings	1,375	713
Attributable to:
Equity holders of Agrium	1,371	713
Non-controlling interest	4	—
Consolidated net earnings	1,375	713
Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	9.53	4.63
Basic loss per share from discontinued operations	(0.84)	(0.11)
Basic earnings per share	8.69	4.52
Diluted earnings per share from continuing operations	9.52	4.62
Diluted loss per share from discontinued operations	(0.84)	(0.11)
Diluted earnings per share	8.68	4.51

Our net earnings were $1,375-million in 2011, or $8.68 diluted earnings per share, an increase of $662-million over 2010. The increase was primarily due to higher gross profit from all three strategic business units, with a full year of contribution from the Landmark business acquired in December 2010. Significant items affecting the comparability of annual results include the following:

Gross profit

Gross profit for the year ended December 31, 2011 was $4,333-million, a $1,685-million increase over 2010. The increase was primarily due to:

☐	The addition of the Landmark business accounted for an increase of $394-million in Retail’s gross profit in 2011, with over half of the contribution coming from merchandise and other services. Excluding Landmark, Retail’s gross profit increased by $341-million in 2011 due to higher sales prices for nutrients and strong margins across our major product lines; and

☐	An increase in Wholesale’s gross profit of $973-million in 2011, as higher crop pricing drove up demand and selling prices for all major products.

AGRIUM 2011 ANNUAL REPORT    39

Selling expenses

Selling expenses were $1,673-million in 2011, compared to $1,144-million in 2010. Depreciation and amortization included in selling expenses was $154-million and $109-million in 2011 and 2010, respectively. Approximately 95 percent of our selling expenses are in our Retail business unit. Selling expenses were higher in 2011 versus 2010 due to the inclusion of the Landmark business in December 2010 which accounted for approximately 70 percent of the increase. The remainder can be attributed to other acquisitions in 2011.

General and administrative expenses

General and administrative expenses increased due to growth in our business, including the effect from acquisitions. This was offset by a recovery of share-based payments. The change in share-based payments recovery of $51-million in 2011 compared to share-based payments expense of $111-million in 2010 was driven by a decrease in share price in 2011 versus an increase in share price in 2010. Our closing share price on the New York Stock Exchange as at December 31, 2011, was $67.11 compared to $91.75 as at December 31, 2010. General and administrative expenses for the years ended December 31, 2011 and 2010 were $335-million and $368-million, respectively.

Depreciation and amortization included in general and administrative expenses was $40-million in 2011 versus $20-million in 2010. This change was driven by growth in our business as capital expenditures increased $222-million during the year.

Earnings from associates

Earnings from associates were $21-million and $26-million in 2011 and 2010, respectively. The majority of our earnings from associates is from our 26 percent interest in MOPCO.

Other expenses (income)

(millions of U.S. dollars)	2011	2010
Realized loss on derivative financial instruments	83	39
Unrealized (gain) loss on derivative financial instruments	(46)	42
Environmental remediation and asset retirement obligations	44	7
Gain on disposal of marketable securities	—	(52)
Interest income	(78)	(50)
Foreign currency translation gain	(43)	(47)
Asset impairment	61	—
Bad debt expense	26	31
Potash profit and capital tax	50	27
Acquisition costs	—	37
Other	26	15
	123	49

Net realized and unrealized losses on derivative financial instruments were $37-million and $81-million for 2011 and 2010, respectively. This change was due primarily to foreign exchange derivatives entered into in the fourth quarter of 2010 in anticipation of the AWB acquisition and the sale of the Commodity Management business. The outstanding positions at December 31, 2010 were settled in the first half of 2011 and there were less derivative positions entered into in 2011.

Environmental remediation and asset retirement obligations increased by $37-million largely due to provisions made for tailings management and environmental cleanup after a fire at one of our sites.

The $52-million gain on disposal of marketable securities from 2010 was from the sale of 1.2 million shares of CF Industries Holdings, Inc.

Asset impairment for 2011 represented a $61-million impairment charge regarding our investment in Hanfeng for which there was no equivalent expense in 2010.

Potash profit and capital tax was $50-million in 2011, an increase of $23-million compared to 2010. The increase was driven by higher sales prices in 2011.

Acquisition costs of $37-million in 2010 resulted from the acquisition of AWB.

Finance costs related to long-term debt

Finance costs related to long-term debt were $101-million in 2011, compared to $88-million in 2010. This increase was due to the inclusion of a full year’s interest on the $500-million long-term debt issued in the fourth quarter of 2010, partially offset by repayment of $125-million of long-term debt that became due in the first quarter of 2011.

40    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Other finance costs

Other finance costs were $59-million in 2011, compared to $31-million in 2010. The increase was primarily driven by higher other interest expense as a result of a full year of interest expense from the Australian trade receivable securitization as a result of the Landmark acquisition in the fourth quarter of 2010.

Income taxes

Our overall effective tax rate remained the same at 27 percent in both 2011 and in 2010.

Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the years ended December 31, 2011 and 2010 are provided in note 8 of the Notes to the Consolidated Financial Statements.

Consolidated net loss from discontinued operations

Discontinued operations include the operations of AWB’s Commodity Management business and AWB Harvest Finance Limited (“Harvest Finance”) sold on May 11, 2011. For discussion on AWB, see disclosure under the heading “Business Acquisitions” on page 48.

Net loss from discontinued operations was $133-million for 2011 and $17-million for 2010. For further discussion on discontinued operations, see section “Discontinued Operations” of our 2011 Fourth Quarter Management’s Discussion and Analysis on page 60.

Quarterly Results of Operations

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia.

(millions of U.S. dollars, except per share amounts)		Consolidated net earnings (loss) from continuing	Consolidated net earnings	Earnings (loss) per share from continuing operations attributable to equity holders of Agrium		Earnings (loss) per share attributable to equity holders of Agrium		Total	Cash and cash	Dividends	Long-term financial
	Sales	operations	(loss)	Basic	Diluted	Basic	Diluted	assets	equivalents	declared	liabilities
2011
Q1	2,954	160	171	1.02	1.02	1.09	1.09	14,245	447	—	2,105
Q2	6,198	728	718	4.61	4.60	4.55	4.54	13,167	966	9	2,107
Q3	3,141	293	293	1.86	1.85	1.86	1.85	12,534	755	—	2,164
Q4	3,177	327	193	2.05	2.04	1.20	1.20	13,140	1,346	35	2,134
Year	15,470	1,508	1,375	9.53	9.52	8.69	8.68	13,140	1,346	44	2,134
2010
Q1	1,848	(1)	(1)	(0.01)	(0.01)	(0.01)	(0.01)	10,352	907	—	1,631
Q2	4,431	518	518	3.29	3.28	3.29	3.28	9,748	805	9	1,618
Q3	2,066	61	61	0.39	0.39	0.39	0.39	9,722	897	—	1,672
Q4	2,398	152	135	0.97	0.97	0.86	0.86	12,892	635	8	2,165
Year	10,743	730	713	4.63	4.62	4.52	4.51	12,892	635	17	2,165
2009 (a)
Q1	1,753	(60)	(60)	(0.38)	(0.38)	(0.38)	(0.38)	10,301	86	—	1,961
Q2	4,090	370	370	2.36	2.35	2.36	2.35	9,688	251	9	1,976
Q3	1,844	26	26	0.16	0.16	0.16	0.16	9,023	225	—	2,020
Q4	1,442	30	30	0.19	0.19	0.19	0.19	9,785	933	8	2,080
Year	9,129	366	366	2.33	2.33	2.33	2.33	9,785	933	17	2,080

(a)	Presented in accordance with CGAAP.

AGRIUM 2011 ANNUAL REPORT    41

Significant items affecting the comparability of quarterly results include the following:

2011

☐	Sales for all four quarters in 2011 have increased over their respective comparative quarters in 2010 as we had a full year of sales from the Landmark business;

☐	Our overall selling expenses increased by over 45 percent from $1,144-million in 2010 to $1,673-million in 2011, with the Landmark business accounting for approximately 65 percent, or $349-million of the increase. Non-Landmark selling costs increased by $180-million, almost evenly throughout all four quarters driven by increased payroll costs due to recent acquisitions and higher incentive costs; and

☐	Our share-based payments expense for the third and fourth quarters of 2011 were recoveries of $46-million and $7-million, respectively, compared to expenses for the third and fourth quarters of 2010 of $78-million and $54-million, respectively, as a result of changes in fair value mostly due to changes in share price.

2010

☐	We had losses on derivative financial instruments of $68-million and $31-million in the first and fourth quarter, respectively, and gains of $8-million and $10-million in the second and third quarter, respectively;

☐	While our share price increased by almost half over 2010, our share price dipped in the second quarter of 2010. Our 2010 share-based payments expense increased quarter-over-quarter by $26-million, $53-million, and $20-million in the first, third, and fourth quarter, respectively, and decreased quarter-over-quarter by $61-million in the second quarter;

☐	Our selling expenses for 2010 increased by $226-million versus 2009. $109-million of that increase was the result of an IFRS reclassification difference as depreciation and amortization is directly charged to selling expenses whereas in 2009, depreciation and amortization was a separate expense line item under CGAAP. The bulk of the remaining $117-million increase occurred in the second and fourth quarters of 2010, driven by increased costs partly associated with new hires and acquisitions and increased fuel costs for Retail. Retail’s selling expenses as a percentage of sales for 2010 was 16 percent compared to 2009 which was 14 percent; and

☐	Our general and administrative expenses increased by $92-million in the fourth quarter of 2010 compared to the same period of 2009. $54-million relates to a share-based payment IFRS reclassification difference, as this was included in other expenses in 2009. The remaining increase was primarily due to the AWB acquisition.

2009

☐	We had losses on derivative financial instruments of $69-million and $35-million in the first and fourth quarter, respectively, and gains of $15-million and $5-million in the second and third quarter, respectively;

☐	Due to the increase in our share price in the first half of 2008 and significant decline in the second half of 2008, in 2009 share-based payments expense decreased quarter-over-quarter by $111-million in the second quarter;

☐	We had quarter-over-quarter increases of $99-million and $61-million in Retail’s selling expense in the first and second quarter, respectively, primarily as a result of the inclusion of the UAP business for the full year; and

☐	We had write-downs of $18-million, $32-million, $9-million and $2-million to Wholesale inventory in the first, second, third and fourth quarter, respectively.

Non-IFRS Financial Measures

In the discussion of our performance for the year, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

42    CULTIVATING PERFORMANCE. DELIVERING VALUE.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS.

(millions of U.S. dollars, except per share amounts)	Retail	Wholesale	Advanced Technologies	Other	Consolidated
2011
EBITDA	769	2,019	34	(157)	2,665
Depreciation and amortization	169	173	24	15	381
Asset impairment	—	—	61	—	61
EBIT	600	1,846	(51)	(172)	2,223
Finance costs related to long-term debt					(101)
Other finance costs					(59)
Income taxes					(555)
Consolidated net earnings from continuing operations					1,508
Diluted earnings per share from continuing operations attributable to equity holders of Agrium					9.52
2010
EBITDA	524	1,081	31	(189)	1,447
Depreciation and amortization	115	192	19	8	334
EBIT	409	889	12	(197)	1,113
Finance costs related to long-term debt					(88)
Other finance costs					(31)
Income taxes					(264)
Consolidated net earnings from continuing operations					730
Diluted earnings per share from continuing operations attributable to equity holders of Agrium					4.62

Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Net debt is not a recognized measure under IFRS and our method of calculation may not be comparable to other companies.

Financial Condition

(millions of U.S. dollars)	2011	2010	2011 vs. 2010
Assets	13,140	12,892	248
Liabilities	6,712	7,699	(987)
Shareholders’ equity	6,428	5,193	1,235

The following are changes to the financial condition on our Consolidated Balance Sheets for the year ended December 31, 2011.

AGRIUM 2011 ANNUAL REPORT    43

As at (millions of U.S. dollars)	December 31, 2011	December 31, 2010	$ Change	% Change	Explanation of the change in balance
Assets
Cash and cash equivalents	1,346	635	711	112%	For discussion of the change in cash balance year-over-year, see “Cash position” on page 47 of this MD&A.
Accounts receivable	1,984	1,759	225	13%	This increase was attributed to higher Retail receivables of $180-million resulting from higher North American sales and a strong cotton market. Wholesale receivables increased by $81-million due to greater sales and higher prices.
Net income taxes receivable	56	13	43	331%	This increase is due to the accrual of expected tax recoveries relating to transfer pricing in Canada and the U.S.
Inventories	2,956	2,498	458	18%	Inventories increased due to receipts from suppliers for North American crop nutrients which were received by year end compared to delays in receipt of inventory in 2010. Inventories also increased due to the higher average cost per tonne.
Prepaid expenses and deposits	643	848	(205)	(24%)	This change was primarily due to a decrease in Retail’s pre-bought crop protection inventory because of less attractive prepay incentives in 2011 compared to 2010.
Marketable securities	—	3	(3)	(100%)	—
Property, plant and equipment	2,533	2,179	354	16%	With additions across all three of our strategic business units, our property, plant and equipment increased by $354-million year-over-year, net of regular depreciation.
Intangibles	678	695	(17)	(2%)	—
Goodwill	2,277	2,271	6	0%	—
Investments in associates	355	405	(50)	(12%)	The decrease was caused by the impairment of Hanfeng in the fourth quarter of 2011 for $61-million offset by other acquisitions of associates.
Other assets	97	48	49	102%	Other assets increased from the prior year primarily due to a $50-million loan receivable that resulted from the sale of the Commodity Management business in the second quarter of 2011.
Assets of discontinued operations	70	1,504	(1,434)	(95%)	The majority of the Commodity Management business of AWB was divested in the second quarter of 2011. For further discussion on discontinued operations and a condensed balance sheet for discontinued operations, see section “Discontinued Operations” on page 49.

44    CULTIVATING PERFORMANCE. DELIVERING VALUE.

As at (millions of U.S. dollars)	December 31, 2011	December 31, 2010	$ Change	% Change	Explanation of the change in balance
Liabilities
Short-term debt	245	517	(272)	(53%)	The 2011 decrease in short-term debt was primarily due to the repayment of the Australian accounts receivable securitization of approximately $220-million.
Accounts payable	2,959	2,815	144	5%	Accounts payable increased as a result of higher production in addition to amounts owing as a result of the sale of the Commodity Management business.
Long-term debt	2,118	2,243	(125)	(6%)	Long-term debt decreased due to the repayment of the 8.25 percent $125-million debentures in 2011.
Provisions for post-employment benefits	192	136	56	41%	This change was due to the revised actuarial estimates as a result of the economic downturn.
Other provisions	367	340	27	8%	Other provisions increased mainly due to a change in the discount rate applied to asset retirement obligations.
Other liabilities	59	123	(64)	(52%)	Other liabilities decreased with the majority of the decrease due to lower share-based payment accruals.
Net deferred income tax liabilities	574	468	106	23%	The change resulted from increased tax deferral in Canada.
Liabilities of discontinued operations	53	1,023	(970)	(95%)	The majority of the Commodity Management business of AWB was divested in the second quarter of 2011. For further discussion on discontinued operations and a condensed balance sheet for discontinued operations, see section “Discontinued Operations” on page 49.

Working Capital

Our working capital from continuing operations, defined as current assets excluding current assets from discontinued operations less current liabilities excluding current liabilities from discontinued operations, at December 31, 2011 was $3,693-million, an increase of $1,438-million over December 31, 2010. See discussion of current assets under the section “Financial Condition” on page 43 for discussion on the drivers behind this change in working capital. See section “Discontinued Operations” on page 49 for a condensed balance sheet for discontinued operations.

(millions of U.S. dollars)	2011	2010
Current assets excluding current assets of discontinued operations	7,067	5,768
Current liabilities excluding current liabilities of discontinued operations	3,374	3,513
Working capital from continuing operations	3,693	2,255

AGRIUM 2011 ANNUAL REPORT    45

Shareholders’ Equity

Shareholders’ equity was $6,428-million at December 31, 2011, an increase of $1,235-million compared to December 31, 2010. This was primarily driven by a net increase in retained earnings of $1,327-million at December 31, 2011 compared to December 31, 2010 which represents the 2011 consolidated net earnings attributable to equity holders of Agrium less dividends.

Liquidity and Capital Resources

Our liquidity and capital resource needs can be met through a variety of sources including cash on hand, cash provided by operations and short-term borrowings from our committed credit facilities as well as long-term debt and equity capacity from the capital markets. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing.

Sources and Uses of Cash

(millions of U.S. dollars)	2011	2010
Cash provided by operating activities	1,350	589
Cash used in investing activities	(151)	(1,508)
Cash (used in) provided by financing activities	(423)	568
Effect of exchange rate changes on cash and cash equivalents	(14)	8
Increase (decrease) in cash and cash equivalents from continuing operations	762	(343)
Cash and cash equivalents (used in) provided by discontinued operations	(51)	45

Cash provided by operating activities

Cash provided by operating activities is made up of consolidated net earnings from continuing operations adjusted for items not affecting cash, dividends from associates and net changes in non-cash working capital.

Net earnings adjusted for items not affecting cash was a source of cash of $2,065-million in 2011 and $1,171-million in 2010. The significant change in net earnings year-over-year was the primary contributor to this variance. Non-cash items include depreciation and amortization, asset impairment, share-based payments, unrealized loss (gain) on derivative financial instruments and deferred income taxes. Dividends from associates were $16-million in 2011 versus $14-million in 2010.

Non-cash working capital

Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, including pre-sales of product and inventory build leading up to the spring and fall crop input application seasons; selling prices of our products and services; raw material input and other costs; and foreign exchange rates.

The net changes in non-cash working capital for the year ended December 31, 2011 was a use of cash of $731-million versus $596-million for the year ended December 31, 2010. The decrease in cash flow from non-cash working capital for 2011 was primarily driven by increases in accounts receivable and inventories partially offset by a decrease in prepaid expenses and deposits and increased accounts payable.

For further discussion of working capital balance sheet account changes from December 31, 2010 to December 31, 2011, see the section “Financial Condition” on page 43.

Cash used in investing activities

Investing activities used $151-million of cash in 2011, a decrease of $1,357-million compared to 2010.

Business acquisitions

In 2011, we had multiple acquisitions for total consideration of $183-million which included the purchases of Cerealtoscana, Evergro and Tetra Micronutrients. For further discussion, see section “Business Acquisitions” on page 48.

In 2010, we completed the acquisition of 100 percent of the outstanding shares of AWB, which accounted for the use of cash of $1.2-billion. For further discussion on AWB, see section “Business Acquisitions” on page 48.

Disposal of discontinued operations

Proceeds from the disposal of discontinued operations includes $694-million received from the sale of the majority of the Commodity Management business of AWB to Cargill on May 11, 2011. For further discussion on the Commodity Management business, see section “Discontinued Operations” on page 49.

46    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Capital expenditures

(millions of U.S. dollars)	2011	2010
Sustaining capital	333	229
Investment capital	330	212
Total	663	441

Sustaining capital includes the cost of replacements and betterments of our facilities. Our sustaining capital expenditures increased in 2011 as Retail had purchased fleet equipment versus leasing in 2010. In addition, Wholesale had maintenance performed at its Redwater facility.

In the prior year, we planned for a sustaining capital program of $400-million to $450-million during 2011. Our actual sustaining capital spent in 2011 was approximately $333-million. The variance was a result of delays in engineering on our Vanscoy potash expansion project, which impacted our related sustaining capital projects in the area. These funds are anticipated to be spent in 2012.

Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures increased in 2011 versus 2010 which was attributed to expenditures related to the Vanscoy potash expansion project.

Cash (used in) provided by financing activities

Financing activities used $423-million of cash in 2011, a change of $991-million compared to 2010 when financing activities provided $568-million of cash.

Short-term debt

Cash used to repay short-term debt in 2011 was $293-million compared to cash provided by short-term debt of $42-million in 2010. The use of cash in 2011 was primarily attributed to the repayment of the Australian accounts receivable securitization facility.

Long-term debt

In February 2011, we repaid $125-million aggregate principal amount of 8.25 percent debentures that were due. We also repaid $54-million of the South American credit facilities in the last quarter of 2011.

In late 2010, we sold $500-million aggregate principal amount of 6.125 percent debentures due January 15, 2041. The debentures, registered under the multi-jurisdictional disclosure system in Canada and the U.S., were only offered and sold in the U.S.

Dividends

We declared dividends on our common shares of 28 cents per common share, equating to $44-million in 2011 and 11 cents per common share in 2010, equating to $17-million. Common share dividends paid were $18-million in 2011 and $17-million in 2010.

Common shares

We issued $5-million in common shares for cash related to the exercise of stock options in 2011. Cash received on exercise of stock options was $8-million in 2010.

Cash and cash equivalents (used in) provided by discontinued operations

Cash and cash equivalents used in discontinued operations was $51-million in 2011 versus cash and cash equivalents provided by discontinued operations of $45-million in 2010. For further discussion on discontinued operations including a condensed statement of cash flows for discontinued operations, see section “Discontinued Operations” on page 49.

Cash position

Our end-of-year cash balance was $1,346-million in 2011 and $635-million in 2010. The increase in cash in 2011 was primarily driven by higher cash provided by operating activities offset by significantly lower cash used in investing activities as proceeds received from the disposal of discontinued operations offset capital expenditures. There was also significantly higher cash used in financing activities as both short-term and long-term debt were repaid during the year.

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Business Acquisitions

On December 3, 2010, we acquired 100 percent of AWB, an agribusiness operating in Australia, for $1.2-billion in cash. On May 11, 2011, we completed the sale of the majority of the Commodity Management business acquired from AWB in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-owned locations and relationships with over 140 other points of sale to customers in Australia. The primary purpose of the acquisition was to expand the Retail business unit and provide access to the growing Southeast Asia market. The acquired business is included in the Retail operating segment.

Business acquisitions during 2011 included the following purchases.

	Date	Consideration (millions of U.S. dollars)	Purchase type	Business Unit	Description
Cerealtoscana S.p.A and Agroport	May 2, 2011	27	100% of shares	Wholesale	Crop input distribution
Evergro Canada	July 4, 2011	52	Assets	AAT	Crop input manufacturing and distribution
International Mineral Technologies	July 7, 2011	44	Assets	AAT / Retail	Crop input manufacturing and distribution
Other	various	60	—	Retail	—

48    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Discontinued Operations

Discontinued operations include the operations of the Commodity Management business and Harvest Finance, sold on May 11, 2011. Cash received from the sale was $694-million. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.

Condensed information of discontinued operations (millions of U.S. dollars)	December 31, 2011	December 31, 2010
Operating information
Sales (a)	1,662	313
Expenses (b)	1,773	333
Loss before income taxes	(111)	(20)
Income taxes	22	(3)
Consolidated net loss from discontinued operations	(133)	(17)
Cash (used in) provided by
Operating activities	(119)	(252)
Investing activities	16	(1)
Financing activities	52	298
	(51)	45
Balance sheet information
Accounts receivable	32	743
Inventories	32	551
Prepaid expenses and deposits	—	14
Other current assets	4	12
Current assets	68	1,320
Property, plant and equipment	1	86
Goodwill	—	79
Other assets	—	2
Deferred income tax assets	1	17
Non-current assets	2	184
	70	1,504
Short-term debt	13	471
Accounts payable	40	549
Current liabilities	53	1,020
Deferred income tax liabilities	—	3
Non-current liabilities	—	3
	53	1,023

(a)	Includes revenue from related parties (grain pools) of $366-million (2010 – $59-million). Grain pools are trusts that collect grain from growers and market it on their behalf. AWB collected management fees from grain pools and had title to grain assets, but participating growers retained all rights to and obligations for net earnings and gains or losses of the pools.
(b)	Includes a loss of $10-million on the sale of discontinued operations.

See section “Discontinued operations” under “2011 Fourth Quarter Management’s Discussion and Analysis” on page 60 for further details on discontinued operations.

AGRIUM 2011 ANNUAL REPORT    49

Debt Instruments, Capital Management and Ratings

Debt Instruments

				2011		2010
(millions of U.S. dollars, except as noted)	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	—	1,600	1,600	—	—
North American facility (c)	2012	—	100	100	—	—
European facilities (d)	2013	1.13	326	148	178	142
South American facilities	2012	3.17	119	52	67	55
Australian facilities (c)	—	—	—	—	—	320
			2,145	1,900	245	517

Current portion of long-term debt					20	125

Long-term debt
Floating rate bank loans	2013-2016				35	14
Floating rate bank loans	2013				460	460
6.125% debentures (e)	2041				500	500
6.75% debentures (e)	2019				500	500
7.125% debentures (e)	2036				300	300
7.7% debentures (e)	2017				100	100
7.8% debentures (e)	2027				125	125
Other (f)					98	141
					2,118	2,140
Unamortized transaction costs					(20)	(22)
					2,098	2,118

(a)	Weighted average rates at December 31, 2011.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	In 2011, we entered into a syndicated unsecured multi-jurisdictional revolving credit facility consisting of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. This facility replaces our North American and Australian accounts receivable securitization facilities which we terminated in late 2011 and a North American facility which we reduced to $100-million from $775-million in January 2012. Outstanding letters of credit issued under our North American facility at December 31, 2011 were $87-million reducing credit available under the facility.
(d)	Of the total facility, $7-million (2010 – $1-million) was secured. Security pledged for the utilized balance included accounts receivable and inventory with a total carrying value of $8-million (2010 – $4-million). The utilized balance includes EUR-denominated debt of $106-million (2010 – $93-million).
(e)	Debentures have various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.
(f)	Includes South American facilities of $75-million (2010 – $115-million) that bear interest at 4.81 percent repayable in 2013 and 2014.

Capital Management

Our primary objectives when managing capital are to provide for: (a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and (b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.

We manage capital in reference to a number of credit ratios, including monitoring the ratios outlined in the table below. Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity includes shareholders’ equity. Interest coverage is the last 12 months EBITDA divided by interest, which includes interest on long-term debt plus other interest. The measures of net debt, equity and EBITDA described above are non-IFRS financial measures and therefore may not be comparable to similar measures presented by other issuers (see discussion under “Non-IFRS Financial Measures” on page 42 of this MD&A for further details). Our strategy for managing capital is unchanged from December 31, 2010.

50    CULTIVATING PERFORMANCE. DELIVERING VALUE.

	2011	2010
Net debt to net debt plus equity (%)	14	29
Interest coverage (multiple)	16.7	12.2

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity at approximately 40 percent or lower. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the relevant debt agreement. We were in compliance with all covenants at December 31, 2011.

Our authorized share capital consists of an unlimited number of common shares without par value and unlimited preferred shares.

Debt Ratings

The following information relating to Agrium’s credit ratings is provided as it relates to our financing costs, liquidity and operations. Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current rating on our debt by the rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the outlook could adversely affect Agrium’s cost of financing and our access to sources of liquidity and capital.

DBRS Limited (“DBRS”)

On November 28, 2011, DBRS affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Moody’s Investors Service (“Moody’s”)

On September 21, 2011, Moody’s affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

Standard & Poor’s Rating Agency (“S&P”)

On August 23, 2011, S&P affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Future Cash Requirements

Contractual obligations and other commitments before discontinued operations

As at December 31, 2011 our aggregate contractual obligations for continuing operations were comprised of the following:

	Payment due by period
(millions of U.S. dollars)	Less than one year	One to three years	Four to five years	After five years		Total
Long-term debt (a)	112	674	212	2,954		3,952
Operating leases	171	216	174	165		726
Purchase obligations	488	390	461	582		1,921
Asset retirement obligations (c)	16	16	22	188	(b)	242
Environmental remediation liabilities (d)	57	33	26	56		172
Total	844	1,329	895	3,945		7,013

(a)	Figures include interest payments and capital lease repayments.
(b)	This figure does not include estimated asset retirement obligations related to our potash operations. See discussion below on “Asset retirement obligations”.
(c)	Represents the undiscounted, inflation-adjusted estimated cash outflows.
(d)	Represents the undiscounted, estimated cash outflows.

AGRIUM 2011 ANNUAL REPORT    51

Long-term debt

See discussion of debt instruments on page 50 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of capital management on page 50 of this MD&A.

Operating leases

Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.

Purchase obligations

Purchase obligations include minimum commitments for North American natural gas purchases which are floating-rate contracts, calculated using the prevailing regional gas prices for U.S. facilities and the AECO prices for Canadian facilities. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017, which are also included in purchase obligations. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 18 percent of the gas under these contracts.

We have a power co-generation agreement for our Carseland facility, which expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatts of power per hour through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.

In 2011, we entered into an agreement to import phosphate rock to supply our Redwater phosphate facility. The contract will begin in the second half of 2013 and extend to 2020. Our minimum commitment is to purchase 342,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. To facilitate the import of phosphate rock, Agrium Europe entered into a freight contract from 2013 to 2019 for a total commitment of $194-million.

In addition to amounts disclosed in the table above, future capital expenditures including cancelable contracts for potash facility expansion are expected to be approximately; 2012 – $565-million; 2013 – $632-million; and 2014 – $53-million.

Asset retirement obligations

Our mining, extraction, processing and distribution activities result in asset retirement obligations, which are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after completion of operations. We expect to incur expenditures for obligations over the next 30 years, with the exception of potash operations, which are expected to occur after 100 years. Timing of retirement expenditures is dependent on a number of factors such as the life and nature of the asset, legal requirements, and available technology. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $209-million as at December 31, 2011.

Environmental remediation liabilities

Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. Environmental expenditures that extend the life of the property, increase its capacity or mitigate or prevent contamination from future operations are capitalized. The discounted, inflation-adjusted estimated cash outflows required to settle the environmental remediation liabilities are estimated at $131-million as at December 31, 2011.

Future Capital Expenditures

Sustaining Capital

Our sustaining capital is expected to be approximately $450-million to $550-million in 2012 due to a number of large sustaining projects planned for the year. Excluding these larger projects, our sustaining capital expenditures in 2012 would be closer to $350-million on an annual basis. The 2012 sustaining program includes spending at our Wholesale and AAT plant sites in order to ensure efficient, reliable and safe operations of facilities as well as spending for North American and South American Retail operations.

Investment Capital

Our investment capital program planned for 2012 includes the following:

☐	The significant potash expansion project at our Vanscoy potash facility;

☐	Development of a terminal to import phosphate rock in Canada and a new large fertilizer terminal in Argentina;

☐	Nitrogen debottleneck expansion projects;

52    CULTIVATING PERFORMANCE. DELIVERING VALUE.

☐	Spending for Retail expansion opportunities; and

☐	Additional investment in AAT, including twinning of the New Madrid facility.

We anticipate that we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see discussion under “Debt Instruments” on page 50 of this MD&A for further details) and funds available from new debt or equity securities offerings.

Outstanding Share Data

The number and principal amount of our outstanding shares as at February 29, 2012 were as follows:

	Number of Shares	Market Value
Common shares	158 million	$13-billion

As at February 29, 2012, the number of stock options (issuable assuming full conversion, where each option granted can be exercised for one common share) outstanding was approximately nil.

Contingent Liabilities

Litigation

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Our assessment of specific litigation matters at February 23, 2012 is set out below. For discussion on Idaho Mining Properties and Manitoba Mining Properties, see section “Contingent Environmental Liabilities” on page 72.

Oil-For-Food Programme

On June 27, 2008 the Iraqi government filed a civil lawsuit in the U.S. against AWB and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010, and there have been no material developments in the case since the motion to dismiss was filed. Although the outcome cannot be predicted, as of February 23, 2012, Agrium does not expect any material financial impact from the lawsuit. If the case against AWB is not dismissed, an adverse decision could have a material effect on AWB and on Agrium’s consolidated financial position and results.

Potash Litigation

During 2008, six separate class action complaints were filed against us and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. We believe that the allegations are without merit. The potential exposure of these lawsuits is indeterminable.

Off Balance Sheet Arrangements

Guarantees

We have guaranteed certain rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued were approximately $23-million at December 31, 2011 (2010 – $25-million). Should we be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2011 or 2010.

We were contingently liable at December 31, 2011 for a maximum of $25-million (2010 – $40-million) to repurchase certain assets from some of our rural marketing agents upon expiry of the agency agreement or resignation of the agent. We do not believe this matter will have a material adverse effect on our consolidated financial position or results of operations.

AGRIUM 2011 ANNUAL REPORT    53

Financial Instruments

Risk Management

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings.

Our derivative financial instruments and the nature of the risks which they are, or may be, subject to are set out in the following table:

Derivative financial instruments	Risks
	Currency	Commodity price	Credit	Liquidity
Foreign currency forward and option contracts	X		X	X
Natural gas forward, swap and option contracts, nutrient swap contracts and heat rate swap contracts		X	X	X

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of: currency risk, commodity price risk and interest rate risk.

Currency risk

We had the following foreign exchange contracts as at December 31:

Foreign exchange derivative financial instruments outstanding

	2011			2010
Sell/Buy (millions of U.S. dollars, except as noted)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)
Forwards
USD/CAD	—	—	—	CAD 40	2011	3
CAD/USD	—	—	—	USD 370	2011	(7)
USD/AUD	AUD 65	2012	1	—	—	—
AUD/USD	—	—	—	USD 381	2011	(24)
AUD/CAD	CAD 227	2012	(2)	—	—	—
Swaps
USD/AUD	AUD 31	2012	—	—	—	—
			(1)			(28)

Losses on foreign exchange contracts of $40-million were recognized in 2011 versus losses of $27-million in 2010, which were reported in other expenses.

Commodity price risk

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2011 was a gain of $3-million (2010 – loss of $54-million) which is reported in other expenses, of which a loss of $19-million (2010 – loss of $40-million) has been realized.

54    CULTIVATING PERFORMANCE. DELIVERING VALUE.

We had the following natural gas, power and nutrient derivative financial instruments at December 31:

Natural gas, power and nutrient derivative financial instruments outstanding

	2011			2010
(millions of U.S. dollars, except as noted)	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps – bought	36	2012-2013	(86)	33	2011-2013	(50)
Swaps – sold	(21)	2012-2013	48	—	—	—
Collars (swap with options)	3	2012	—	12	2011-2012	(1)
El Paso swaps	—	—	—	2	2011	—
AECO contracts
Swaps	5	2012	—	7	2011	(2)
	23		(38)	54		(53)
Power – Swaps (GWh)	272	2012-2013	12	412	2011-2013	4
Nutrient – Urea swaps (short tons)	5	2012	—	—	—	—
			(26)			(49)

Interest rate risk

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We manage credit risk through rigorous credit approval and monitoring practices and through the use of credit insurance. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The AAT business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2011, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations when they come due. We manage liquidity risk by monitoring and managing our cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations and supplemented by credit facilities. We monitor and have access to capital as described under the section “Capital Management” on page 50.

AGRIUM 2011 ANNUAL REPORT    55

Fair Value

The fair values of cash and cash equivalents, accounts receivable, short-term debt and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.

The fair value of other financial assets available for sale is derived from active markets where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. When available, inputs to valuation models are taken from observable markets and where not available judgment is required to establish fair values.

Fair values of derivative financial instruments and marketable securities are recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.

The weighted average effective interest rate on long-term debt at December 31, 2011 is 5 percent (2010 – 6 percent).

Fair value and carrying value of financial instruments

	2011		2010
(millions of U.S. dollars)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	1,346	1,346	635	635
Accounts receivable
Loans and receivables	1,976	1,976	1,755	1,755
Fair value through profit or loss	8	8	4	4
	1,984	1,984	1,759	1,759
Marketable securities – FVTPL	—	—	3	3
Other financial assets
Loans and receivables	58	58	34	34
Available for sale	10	10	2	2
Fair value through profit or loss	6	6	3	3
	74	74	39	39
Short-term debt – amortized cost	245	245	517	517
Accounts payable
Amortized cost	2,810	2,810	2,764	2,764
Fair value through profit or loss	25	25	51	51
	2,835	2,835	2,815	2,815
Current portion of long-term debt
Debentures – amortized cost	—	—	126	125
Floating rate debt – amortized cost	20	20	—	—
	20	20	126	125
Long-term debt
Debentures – amortized cost	1,925	1,525	1,724	1,525
Floating rate debt – amortized cost	573	573	593	593
	2,498	2,098	2,317	2,118
Other financial liabilities
Amortized cost	20	20	14	14
Fair value through profit or loss	16	16	33	33
	36	36	47	47

56    CULTIVATING PERFORMANCE. DELIVERING VALUE.

2011 Fourth Quarter Management’s Discussion and Analysis

Net Earnings

Agrium’s 2011 fourth quarter net earnings were $193-million, or $1.20 diluted earnings per share, compared to net earnings of $135-million, or $0.86 diluted earnings per share, for the same quarter of 2010.

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and effective tax rate)	2011	2010	$ Change	% Change
Sales	3,177	2,398	779	32%
Gross profit	1,045	725	320	44%
Expenses	577	477	100	21%
EBIT	468	248	220	89%
Consolidated net earnings from continuing operations (a)	327	152	175	115%
Consolidated net earnings	193	135	58	43%
Diluted earnings per share from continuing operations	2.04	0.97	1.07	110%
Diluted earnings per share	1.20	0.86	0.34	40%
Effective tax rate	23%	29%	N/A	(6%)

(a)	See “Discontinued Operations” on page 60 for a discussion of our discontinued operations.

Our consolidated gross profit for the fourth quarter of 2011 increased by $320-million, primarily due to higher gross profit from all three of our strategic business units, with highlights as follows:

☐	An increase in Wholesale’s gross profit of $216-million for the fourth quarter of 2011, as higher crop pricing drove up demand and selling prices for all major products; and

☐	The addition of the Landmark Australia Retail operations accounted for an increase of $80-million in Retail’s gross profit for the fourth quarter of 2011, with over half of the contribution coming from merchandise and other services. Excluding Landmark, Retail’s gross profit increased by $21-million in the fourth quarter of 2011 due to higher selling prices and strong margins across our major product lines.

The $100-million increase in expenses for the fourth quarter of 2011 was primarily driven by:

☐	Higher Retail selling expenses of $65-million due to the addition of the Landmark business in December of 2010;

☐	Increased Retail payroll of $18-million due to other recent acquisitions ($6-million) and higher incentives on existing operations ($11-million); and

☐	An impairment charge of $61-million regarding our investment in Hanfeng.

These increases were partially offset by a $7-million recovery in share-based payments expense in the fourth quarter, which is a $61-million favorable change from the same period in 2010 (see section “Other” on page 60 for further discussion).

AGRIUM 2011 ANNUAL REPORT    57

Below is a summary of our other (income) expenses for the fourth quarter of 2011 and 2010:

	Three months ended December 31,
(millions of U.S. dollars)	2011	2010
Interest income	(21)	(14)
Bad debt (recovery) expense	(7)	3
Other	(6)	11
Foreign currency translation gain	(1)	(50)
AWB acquisition costs	—	37
Unrealized loss on derivative financial instruments	1	26
Realized loss on derivative financial instruments	7	5
Environmental remediation and asset retirement obligations	15	5
Potash profit and capital tax	17	16
Asset impairment	61	—
	66	39

The effective tax rate was 23 percent for the fourth quarter of 2011 compared to 29 percent for the same period last year. The decrease in the effective tax rate compared to last year was primarily due to a one-time negative impact in 2010 of the cumulative effect of Canadian tax legislative changes relating to certain share-based payment programs.

Business Segment Performance

Retail

Retail’s 2011 fourth quarter sales were $1.8-billion, a substantial increase over the $1.3-billion in sales for the fourth quarter of 2010. The increase was a result of the addition of the Landmark business, strong price appreciation for nutrients, and increased demand for other crop input products and services this fall season across all our retail operations. Gross profit was a record $452-million this quarter, a 29 percent increase over the $351-million earned in the fourth quarter of 2010. We achieved an EBIT of $37-million in the fourth quarter of 2011, down from the record EBIT of $46-million in the same quarter of 2010. Retail EBITDA reached $769-million in 2011, up significantly from the $524-million achieved last year and about three-quarters of the way to our $1-billion target by end of 2015.

Crop nutrient sales reached $1-billion this quarter, compared to $827-million in the same quarter last year. The 25 percent increase in sales was due to significantly higher nutrient prices and the addition of the Landmark business. This was partially offset by lower North American sales volumes, which were down 9 percent compared to the previous year, due to the longer fall application season last year compared to this year. Agrium expects strong nutrient demand in the front half of 2012 supported by the continued strength in crop prices.

Gross profit for crop nutrients was $142-million this quarter, up from $140-million in the fourth quarter of 2010. Total crop nutrient margins were 14 percent in the fourth quarter of 2011, down 3 percent from the same quarter last year due primarily to high prices and costs.

Crop protection sales were $403-million in the fourth quarter of 2011, a 38 percent increase over the $292-million in sales for the same period last year. This was due to primarily the addition of the Australian Landmark business and higher sales across several product lines in North America. Our private label Loveland chemistry sales were 19 percent higher than the same quarter last year. Total crop protection gross profit this quarter was $145-million, a 23 percent increase over the $118-million recorded in the fourth quarter of 2010 due to the inclusion of the Landmark business and higher volumes domestically. Crop protection product margins as a percentage of sales were 36 percent for the fourth quarter of 2011, down 5 percent from the fourth quarter of 2010 due to lower margins on Landmark’s products. However, margins in our North and South American operations were approximately the same as the fourth quarter of last year.

Our seed sales reached $83-million this quarter compared to $54-million in the fourth quarter of 2010. Gross profit increased to $33-million this quarter, compared to the $26-million for the fourth quarter of 2010. Higher sales and gross profit this quarter was supported by a doubling in sales of our private label Dynagro seed business over the same period last year and higher winter wheat acreage.

Services and other sales were $176-million this quarter, over two and a half times higher than the $68-million reported in the fourth quarter of 2010. Gross profit was $106-million in the fourth quarter of 2011, compared to $59-million for the same period last year. The sizeable increase in sales and gross profit this quarter was due to the addition of the Australian Landmark business, whose services consist primarily of livestock and wool brokerage, and a strong application season in most regions. North American services and other achieved increased sales and gross profit compared to the same period last year, even though nutrient sales volumes were lower than the previous year.

58    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Sales of merchandise this quarter were $143-million, compared to sales of $85-million in the fourth quarter of 2010. Gross profit for this product line was $26-million, compared to $8-million in the fourth quarter of 2010. The increase in sales and gross profit was due to the inclusion of the Landmark business for the full quarter in 2011 results.

Retail selling expenses for the fourth quarter of 2011 were $397-million, up $104-million from last year. The increase was due to a combination of increased operating expenses associated with the Landmark operations and higher fuel and incentive costs within our North American operations. Selling expenses as a percentage of sales were 22 percent in the fourth quarter of 2011, similar to the same period last year.

Wholesale

Wholesale’s sales were a record $1.5-billion in the fourth quarter of 2011, compared to sales of $1.2-billion reported in the fourth quarter of 2010. Gross profit reached $556-million in the fourth quarter of 2011, which was also a fourth quarter record and 64 percent higher than the $340-million achieved in the same period in 2010. Wholesale reported fourth quarter EBIT of $507-million in 2011, significantly surpassing the previous fourth quarter record of $315-million earned in 2010. The record earnings achieved this quarter were attributable to higher realized prices and margins across all three major crop nutrients and strong sales volumes despite the global economic uncertainty experienced during the quarter.

Nitrogen gross profit was $322-million in the fourth quarter of 2011, more than double the $160-million reported in the same period last year due to higher realized prices and sales volumes. Both benchmark and Agrium’s realized prices were higher for all nitrogen products in the fourth quarter of 2011 compared to the same period last year. Wholesale nitrogen sales volumes were higher than the same period last year, primarily due to higher North American and international sales volumes for ammonia and urea, which more than offset lower sales volumes for nitrogen solutions. Nitrogen cost of product sold was $258 per tonne this quarter, higher than the $243 per tonne reported in the fourth quarter of 2010, due primarily to higher input costs associated with production at nitrogen upgrade facilities and increased maintenance costs. Nitrogen margins were a fourth quarter record $304 per tonne this quarter, compared with $163 per tonne in the same period last year. The Egyptian MOPCO nitrogen facility, in which we have a 26 percent equity investment, continues to be shut in. However, we are optimistic the facility will be allowed to re-open in 2012 given its strong environmental performance, as recently reconfirmed by a government appointed independent Egyptian scientific review panel, as well as the positive contribution it can provide the Egyptian economy.

Agrium’s average natural gas cost in cost of product sold was $3.47/MMBtu ($3.77/MMBtu including the impact of realized losses on natural gas derivatives) this quarter, compared to $3.70/MMBtu for the same period in 2010 ($3.97/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2011 was $3.61/MMBtu, compared to $3.81/MMBtu in the same quarter last year and $4.19/MMBtu in the third quarter of 2011. The AECO (Alberta) basis differential was a $0.24/MMBtu discount to NYMEX in the fourth quarter of 2011, which was slightly lower than the $0.28/MMBtu differential that existed in the fourth quarter of 2010.

Potash gross profit for the fourth quarter of 2011 was $121-million, a 26 percent increase from the $96-million achieved in the same quarter last year. The increase was attributable to stronger domestic and international year-over-year pricing. International sales volumes were 221,000 tonnes this quarter, compared to 181,000 tonnes reported in the fourth quarter of 2010, as a result of increased deliveries against key Canpotex contracts. Domestic sales volumes were 177,000 tonnes this quarter, down from the 236,000 tonnes in the fourth quarter of 2010, due to a combination of lower post season fill demand by North American retailers and lower beginning inventory levels in the fourth quarter of 2011 compared to the same period last year. Potash cost of product sold was $169 per tonne this quarter, compared to $150 per tonne in the fourth quarter of 2010, as a result of unplanned plant maintenance costs. Gross margin on a per tonne basis was $304 in the fourth quarter of 2011, compared to the $228 per tonne realized during the same quarter in 2010.

Phosphate gross profit was $89-million in the fourth quarter of 2011, an increase of 65 percent from the $54-million reported in the same period last year. This substantial increase was attributable to higher production and an increase in realized sales prices, resulting from strong demand in Western Canada and the Northern Plains. Realized sales prices averaged $813 per tonne this quarter, up from $672 per tonne in the fourth quarter of 2010. Phosphate cost of product sold was $500 per tonne in the fourth quarter of 2011, compared to $454 per tonne in the same period last year, primarily due to higher sulfur costs. On a per tonne basis, gross margin in the fourth quarter of 2011 increased significantly to $313 per tonne, compared to $218 per tonne in the same period last year.

Gross profit from product purchased for resale was $1-million this quarter, down from $23-million in the fourth quarter of 2010. The decrease was a result of the significant decline in global crop nutrient prices experienced in the fourth quarter of 2011, which impacted both sales margins and the valuation on inventories, particularly in comparison to the buoyant market conditions that prevailed in the same quarter of last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $23-million in the fourth quarter of 2011, compared to $7-million in the same period last year. The increase in gross profit this quarter was mainly due to higher realized prices for both product categories, which was partially offset by lower sales volumes from Rainbow products.

Wholesale expenses in the fourth quarter of 2011 were $49-million, $24-million higher than same period in 2010. The increase was due primarily to mark-to-market losses on natural gas and other derivatives (including foreign exchange) of $17-million.

AGRIUM 2011 ANNUAL REPORT    59

Advanced Technologies

AAT’s gross profit was $38-million in the fourth quarter of 2011, significantly higher than the $24-million reported in the fourth quarter of 2010. The increase was attributable to higher realized sales prices and strong demand for ESN, as well as contributions to gross profit from recent acquisitions.

EBIT was a loss of $56-million in the fourth quarter of 2011, a decrease of $58-million compared to the same period last year due to a $61-million impairment of Agrium’s investment in Hanfeng. Agrium has determined that Hanfeng is not integral to our strategic growth plans in China and accordingly, we have recorded an impairment of $61-million, reducing our investment to $29-million to reflect Hanfeng’s recent performance. Agrium plans on maintaining its equity investment in Hanfeng. Excluding the asset impairment, EBITDA was $12-million this quarter, which exceeded the $7-million reported in the fourth quarter of 2010. Stronger sales and gross profit were partly offset by higher selling and general and administrative costs in the fourth quarter of 2011, as compared to the same period last year. Selling and general and administrative costs for AAT were $11-million higher this quarter versus the same period in 2010, due primarily to acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in turf and ornamental markets in the U.S.

Other

EBIT for our Other non-operating business unit for the fourth quarter of 2011 was a loss of $20-million, compared to a loss of $115-million for the fourth quarter of 2010. This change was primarily driven by:

☐	A $61-million favorable change in share-based payments expense, where there was a $7-million recovery during the fourth quarter of 2011, compared to an expense of $54-million during the fourth quarter of 2010; and

☐	A $37-million expense in 2010 for AWB acquisition costs.

Discontinued operations

Discontinued operations include the operations of the Commodity Management businesses and Harvest Finance, sold on May 11, 2011. Cash received from the sale was $694-million. We have agreed to various terms and conditions and indemnifications pursuant to the sale of the Commodity Management business, including an indemnity by AWB for litigation related to the OFFP. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.

Net loss from discontinued operations was $134-million for the fourth quarter of 2011 compared to $17-million in the same period of 2010. This was attributed to:

☐	An inventory write-off of $85-million relating to misappropriated soybean inventory acquired in the purchase of AWB. The insurance claim is currently in dispute with insurers and future recoveries will be recorded when assessed as virtually certain.

☐	In the fourth quarter, we paid approximately $37-million (net of recoveries from certain assets) pursuant to guarantees related to Hi-Fert Pty. Ltd. We are in dispute regarding security interests that could offset some or all of the guarantees that were paid out. Future recoveries will be recorded when assessed as virtually certain.

Non-IFRS financial measures

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

	Three months ended December 31,
	2011					2010
(millions of U.S. dollars)	Retail	Wholesale	Advanced Technologies	Other	Consolidated	Retail	Wholesale	Advanced Technologies	Other	Consolidated
EBITDA	80	552	12	(15)	629	79	354	7	(114)	326
Depreciation and amortization	43	45	7	5	100	33	39	5	1	78
Asset impairment	—	—	61	—	61	—	—	—	—	—
EBIT	37	507	(56)	(20)	468	46	315	2	(115)	248
Finance costs related to long-term debt					(25)					(23)
Other finance costs					(17)					(11)
Income taxes					(99)					(62)
Consolidated net earnings from continuing operations					327					152

60    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Accounting Estimates and New Accounting Standards

2011 and 2010 financial information presented and discussed in this MD&A is prepared in accordance with IFRS as issued by the IASB. All financial information prior to 2010 is prepared in accordance with CGAAP in place prior to the adoption of IFRS.

Critical Accounting Estimates

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material.

Our significant accounting policies are discussed in note 2, Significant Accounting Policies, of our Notes to the Consolidated Financial Statements, included in this Annual Report. We believe that the following accounting estimates are the most critical to help readers understand and evaluate our reported financial results. As well, they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating allowances depends on a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices and stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

If the estimated net realizable value of inventories declines below cost, we record an inventory write-down as a charge to earnings. During 2011 and 2010, we did not record any material inventory write-downs.

We do not believe there is a reasonable likelihood of a material change in future estimates or assumptions we use to calculate our allowances. However, if estimates change in an unforeseen manner, we may be exposed to losses or gains that could be material.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as a reduction of the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. For rebates that are not probable or estimable, we accrue when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of the individual vendor agreements, we use judgment based on analysis and review of historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.	We have not made any material changes in the accounting methodology we use to record vendor rebates during the past two fiscal years. If actual results are not consistent with the assumptions and estimates used, we may be exposed to additional adjustments that could materially, either positively or negatively, impact our gross profit and inventory. However we collect substantially all receivables associated with these activities within the following fiscal year and therefore do not require subjective long-term estimates. Adjustments to our gross profit and inventory in the following fiscal year have historically never been material. Vendor rebates receivable at December 31, 2011 were $94-million.

AGRIUM 2011 ANNUAL REPORT    61

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, or fair value less cost to sell.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a cash- generating unit (“CGU”).

Our impairment loss calculations contain uncertainties as they require assumptions and judgment about future cash flows and asset fair values. In determining value in use, we make judgments about the discount and growth rates we apply and assumptions about future sales, product margins and overall market conditions. Fair value assessments are subject to judgment and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets. We also make judgments about allocating assets to CGUs based on variables that may include common economic and commercial influences, product lines, geographic regions, shared infrastructure, interdependence of cash flows, and management’s monitoring and decision- making about operations.

Although we have significant carrying amounts for property, plant and equipment, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions we use to calculate long-lived asset impairment. However, if actual results are not consistent with our estimates and assumptions used in estimating future cash flows and asset fair values, we may be exposed to losses that could be material.

We recorded an impairment loss of $61-million in 2011 for an investment in an associate.

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We record a liability for such exposures. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled, where this can be reasonably estimated.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse. We recognize deferred tax assets only to the extent that we consider it probable that those assets will be recoverable.

Determining tax provisions requires that we apply judgment as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

We make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Changes in tax law, the level and geographical mix of earnings and the results of tax audits also affect our effective income tax rate.

Deferred taxes contain uncertainties because of assumptions made about when deferred tax assets are likely to reverse, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain.

Although we believe that our judgments and estimates are reasonable, actual results could differ. We may be exposed to losses or gains that could be material. This may affect income tax expense and earnings reported in future years.

Our effective income tax rate in a given financial statement period could be materially affected to the extent we prevail in matters for which we have recorded a liability, or are required to pay amounts in excess of our recorded liability.

62    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value by relying primarily on the discounted cash flow method. This method estimates fair value using a discounted five year forecasted cash flow with a terminal value.

We estimate terminal values with a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying our projected cash flows used in our goodwill impairment test are from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business and its geographic markets and products.

We have not made any material changes in the underlying assumptions we use to assess impairment loss on goodwill and other intangible assets during the past two fiscal years.

The carrying values of goodwill and indefinite-lived intangible assets at December 31, 2011 were $2.3-billion and $41-million, respectively. We did not identify impairments of goodwill or intangible assets in 2011.

We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use to test for impairment losses on goodwill and other intangible assets. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to an impairment charge that could be material.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market- based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards which require us to estimate the likelihood of achieving company and corporate peer group performance goals.	We make assumptions and use judgment in applying valuation techniques. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.	We do not believe there is a reasonable likelihood there will be a material change in the future estimates or assumptions we use to determine share-based payments expense. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to changes in share-based payments expense that could be material.

Provisions

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.	In estimating the final outcome of litigation, we apply judgment in considering factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence and facts specific to the matter. Application of such judgment determines whether we require an accrual or disclosure in the financial statements.	Given the nature of these provisions, they can change significantly due to the inherent uncertainties in our estimates. Changes could have a material impact on our future earnings.

Asset retirement obligations and environmental remediation:

We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these judgments and assumptions due to the nature of the factors impacting the amount that will ultimately be required to settle these obligations when they come due.

In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of work Agrium is obliged to perform or pay for, changes to environmental laws and regulations and whether any of the costs will be shared with other occupants of Agrium sites. We reduce provisions for recoveries from third parties where recoveries are virtually certain.

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Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Business Acquisitions – Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed.

	Our purchase price allocation process involves uncertainty because we make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities. We estimate the fair value of assets and liabilities based upon quoted market prices, and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.	We completed an acquisition in December 2010 with our acquisition of AWB. We completed our purchase price allocation for that acquisition in the fourth quarter of 2011.

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New Accounting Standards

2011 and 2010 financial information presented and discussed in this MD&A is prepared in accordance with IFRS as issued by the IASB. All financial information prior to 2010 is prepared in accordance with CGAAP in place prior to the adoption of IFRS.

IFRS 7 Financial Instruments requires enhanced disclosures for the transfers of financial assets that resulted in derecognition. This standard was adopted by Agrium on January 1, 2011 and was applied prospectively.

The table below outlines our accounting standards and elections under IFRS.

IFRS Exemption Options	Summary of Policy Selection
Business Combinations

Election on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.	We elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date were not restated. Because we did not adopt Canadian Institute of Chartered Accountants Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments

Election not to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. Election not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.	We elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits

Election to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date.	We elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.

Foreign Exchange

Election to reclassify cumulative translation gains or losses in accumulated other comprehensive income to retained earnings.	We elected to apply the exemption and reclassify the balance of cumulative foreign currency translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations

Election to measure the liability and the related depreciation effects of asset retirement obligations at the transition date, rather than recalculating the effect of all such changes retrospectively throughout the life of the obligations. IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset.	We elected to apply the exemption from full retrospective application at the transition date.

Estimates are a mandatory exception in IFRS 1 applied in the conversion from CGAAP to IFRS. Hindsight is not used to create or revise estimates. The estimates we previously made under CGAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

The following table outlines differences between IFRS and CGAAP and any related impact.

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Significant Differences Between IFRS and Previous Canadian GAAP	Impact
Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. CGAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. CGAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.	Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income

Share-Based Payments

IFRS requires measurement of cash-settled, share-based awards at fair value, while CGAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock-based instruments under CGAAP, while IFRS requires accounting for each installment as a separate arrangement.

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share-based awards

Income Taxes

Classification of deferred income tax under IFRS is non-current whereas CGAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. CGAAP does not allow similar treatment.

Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

Provisions

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under CGAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. CGAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.

Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

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Significant Differences Between IFRS and Previous Canadian GAAP	Impact
Impairment of Assets	Transition date impact: none

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or CGU to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write- downs and reversals of write-downs.	Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations

IFRS does not include acquisition-related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition-related costs under CGAAP.

Transition date impact: decrease in shareholders’ equity and total assets for acquisition costs

Future impact: potential increase in charges to earnings in the amount of acquisition-related costs for business combinations

Non-Controlling Interest

IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while CGAAP presents non-controlling interest as a separate component between liabilities and equity.	Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets

Under CGAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation.	On transition we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Receivables transferred that did not meet the IFRS criteria were not recorded as sales and accordingly, we recorded cash received on sale of receivables as secured borrowings

Accounting Standards and Policy Changes Not Yet Implemented

New or amended	Standard/ Interpretation	Description	Proposed date and method of adoption	Impact
New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to joint arrangements to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application of the standard could have a material impact on our balance sheet, statement of operations and cash flows but will not affect earnings.

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New or amended	Standard/ Interpretation	Description	Proposed date and method of adoption	Impact
New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of, and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements; replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped on the basis of whether they may be reclassified subsequently in profit or loss.	July 1, 2012	We are currently assessing these amendments to determine the potential impact.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We are currently assessing these amendments to determine the potential impact.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

Enterprise Risk Management

We Manage Risks to our Enterprise

In the normal course, our business activities expose us to risk. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.

Risk Methodology

Through Agrium’s structured Enterprise Risk Management (“ERM”) process, senior management, business units and corporate functions seek to identify and manage risks facing our business. Once identified, risks and related mitigation strategies are evaluated, documented and reviewed on an evergreen basis, with a formal review and quarterly sign-off. Many of these risks cross business units and corporate functions. In these cases, the aggregate risk to Agrium is considered and an overall corporate risk is recorded. Additional mitigation strategies are developed by the senior leadership team for implementation where residual risk is considered to be unacceptably high. Residual risk represents the remaining risk after taking into account existing mitigation strategies.

The risks we identify are assigned to six categories: strategic, financial, operational, market, environmental and political.

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Risk Ranking Matrix

At Agrium, we utilize our risk matrix to assess the potential impact of risks based on the expected frequency and consequence of risk events:

☐	We assess consequence based on the potential aggregate impact of a risk event to the following three areas: (a) company reputation; (b) our financial health; and (c) the environment and the health and safety of our employees and external parties; and

☐	Frequency represents how often a consequence related to a risk is expected to occur – it is akin to probability of loss from the risk.

Agrium’s Risk Matrix

Risk Governance Structure

At Agrium, we believe that good risk management is critical to successful execution of strategy, and that everyone on the Agrium team has a role to play in managing risk.

Board of Directors

☐	Govern risk management directly and through its committees;

☐	Responsible for understanding the material risks of the business and the related mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management process in place; and

☐	Individual Committees of the Board oversee specific risks relevant to their areas. For example, the audit committee monitors the risk management process for financial risks; the environment, health, safety and security committee monitors the process for managing environmental, health, safety and security (“EHS&S”) risks; and the compensation committee assesses compensation programs.

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Management

☐	Risks that are unique to our separate strategic business units are managed by the Presidents of those business units and their teams; and

☐	Functional risks are managed by the corporate functional heads and their teams.

Chief Risk Officer

☐	Agrium has appointed a Chief Risk Officer (“CRO”). The CRO is responsible for maintaining an effective ERM Process. The CRO monitors current developments in risk management practices, drives improvements in Agrium’s Risk Management philosophy, program and policies, and champions development of a best practice risk management culture;

☐	The CRO reports quarterly to the Board and senior management on all significant risks including new or increased risks resulting from changes in operations or external factors; and

☐	The CRO also formally reports to the Board of Directors on the ERM Process and material risks annually.

Governance functions

☐	Agrium maintains several risk governance functions which contribute to our overall control environment, including Internal Audit, Corporate EHS&S, and the Internal Control and Disclosure Compliance team.

Key Business Risks

The following is a discussion of the key business risks facing Agrium:

Product price and margin

Agrium’s operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.

The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.

Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted to a certain degree by the above factors.

Raw materials

Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail. In addition, the prices for natural gas in North America can vary significantly compared to the prices for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia would give our competitors in Europe and Asia a competitive advantage which could, in turn, decrease international and domestic product prices to a level below what we would consider to be competitive given our input costs.

There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on gas distribution in Argentina. The Argentine government has at times reduced the amount of gas available to industrial users in favor of residential users during the peak winter demand season. Also, Profertil may not be able to renew its long-term gas supply contracts at favorable rates or at all.

There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is a risk of incurring water intake or flooding, as well as variability in quality that can impact cost and production volumes.

Environment, health, safety and security

We face EHS&S risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the international fertilizer supply chain. These include the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products, intellectual property and physical assets domestically and overseas from crime, violence, terrorism, and ethnic and international conflicts. In addition, there are threats of natural disasters and risks to health, including pandemic risk.

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Unplanned plant downtime

The results of our Wholesale and AAT businesses are dependent on the availability of our manufacturing facilities. Prolonged plant shutdown may result in a significant reduction in product that is available for sale, may affect the environment and/or the community, and may cause an injury to an employee or the public.

Country

We have significant operations in Canada, the U.S. and Australia. We also operate in Argentina, Chile, Uruguay, and a number of European countries and have business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency, political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions.

Business acquisitions and expansions

There is a risk that recent acquisitions could fail to fully deliver the expected economic benefits. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not generate the expected return on investment.

Foreign exchange

A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have a direct impact on our Canadian effective income tax rate.

A significant shift in the value of the Australian dollar against the U.S. dollar could impact the reported earnings of our Australia operations, which earn revenues mainly in Australian dollars, but report in U.S. dollars.

Credit and liquidity

Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be limited, this could impact our ability to operate under normal conditions.

Counterparty

We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative financial instruments.

Legislative risk

We are subject to legislation and regulation in the jurisdictions in which we operate. We cannot predict how these laws or their interpretation, administration and enforcement will change over time, and it is possible that future changes could negatively impact our operations, markets or cost structure.

Litigation risk

Agrium, like any other business, is subject to the risk of becoming involved in disputes and litigation. Any material or costly dispute or litigation could adversely impact our consolidated financial position and results of operations. See section “Litigation” under “Contingent Liabilities” on page 53.

Transportation

Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.

Human resources

Long-term forecasts predict a tight labor market across many areas in which we operate, due to changing demographics including the general aging of the population. A tight labor market, including the associated risk of losing our key individuals, is a risk to the business.

Weather

Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.

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Environmental Protection Requirements

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the point of plant or mine closure and beyond.

The environmental requirements for new projects typically focus on baseline site conditions; ensuring that the design and equipment selection meet operating requirements; that permitting, pre-construction studies, discharge and other operating requirements will be satisfied; and that safeguards during construction are in place.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation liabilities that did not come due or arise until operations ceased, or asset retirement obligations stipulated by contractual obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

Contingent Environmental Liabilities

U.S. Environmental Protection Agency Phosphate Industry Initiative

The U.S. Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify the scope and applicability of certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and related state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA initiative also seeks to clarify the applicability of certain U.S. Clean Air Act (“CAA”) and related federal and state regulatory programs, including Prevention of Significant Deterioration (“PSD”) permitting and Maximum Available Control Technology standards (“MACT”). More recently, EPA also has commenced evaluation of industry’s compliance with certain provisions of the federal Emergency Planning & Community Right to Know Act (“EPCRA”) and the Comprehensive Environmental Response, Compensation & Liability Act (“CERCLA”).

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with the CAA, RCRA, CERCLA, and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA, the CAA, EPCRA and CERCLA.

In 2007, the EPA issued a notice of violation (“NOV”) to Nu-West identifying certain alleged violations of the MACT program at the Conda facility. Nu-West understands that EPA’s investigation remains ongoing, however, EPA has yet to identify any further allegations or demands and Nu-West has not yet commenced discussion with the EPA in respect of the EPA’s allegations. Hence, the scope of the EPA’s investigation currently is unknown. Based upon the claims asserted by the EPA to date, however, we do not believe that the ultimate resolution of these allegations will be material to Agrium.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the so-called Bevill exemption among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve EPA’s allegations. Among other activities designed to assist in obtaining resolution of EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations pursuant to section 3013 of RCRA. Nu-West is working cooperatively with EPA and the IDEQ to implement this environmental assessment.

Nu-West, along with other industry members also being evaluated under the same initiative, are involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the government’s RCRA allegations may be by a settlement and may include requirements to pay certain penalties (which Agrium currently believes will not be material), requirements to modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, as well as resolution of the RCRA section 3013 voluntary consent order site investigation findings. At this time, the impact of resolution of these matters cannot be reasonably estimated.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March of 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has had initial discussions with the EPA regarding these allegations. Because those EPA discussions are ongoing the outcome of this matter currently is unknown; however, at this time we do not believe that the ultimate resolution of these allegations will be material to Agrium.

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Legacy environmental remediation activities: Idaho Mining Properties

Nu-West is performing or in the future may perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. Government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations.

Detailed investigations and analyses have been conducted for two of Nu-West’s historic mine sites. The former mineral processing facility has been remediated and will be monitored for five years. Since 1996, Nu-West has spent over $14-million on investigation and remediation activities at these seven sites. Nu-West believes that other parties are or may be wholly or partly responsible for conducting or paying for the investigation and remediation of some of these historic sites. Nu-West and other identified parties will conduct site investigations at the remaining historic legacy mines sites starting in 2012.

In 2009, Nu-West initiated a lawsuit against the U.S., which is the owner and lessor of four of the historic mine sites. The lawsuit was brought under the CERCLA to determine the U.S.’ liability to pay for a material portion of the investigation and remediation costs for those sites. That lawsuit is being defended by the U.S. If these claims against the U.S. are successful, it would appreciably reduce Nu-West’s costs and liability at these sites.

Legacy environmental remediation activities: Manitoba Mining Properties

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium, is managing investigative and remedial actions at two closed mineral processing sites near Lynn Lake, Manitoba. Viridian is currently negotiating an allocation agreement with another identified joint responsible party. Viridian’s costs and liability at these sites would be appreciably reduced if negotiations are successful. Agrium acquired Viridian in 1996.

Viridian’s Fox Mine operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. In the past two years, Viridian rebuilt the water treatment plant, providing for additional treatment capacity and control to ensure continued conformance with license requirements. In addition to annual operating costs of between $0.5-million and $1.5-million, Viridian continues to investigate permanent long-term closure options for the site.

The Farley mine site, which was operated from the 1950’s to the 1970’s, is being remediated under a cooperative agreement with the Manitoba Government. The site remediation activities should be substantially completed in 2012.

Vanscoy potash operations

Agrium is currently undergoing tailings management impoundment reorganization at its Vanscoy facility. The tailings management impoundment reorganization is being undertaken to provide sufficient brine storage to fully contain a 300 mm/24 hour storm event, to provide sufficient fine tailings storage to reliably operate the facility for a minimum of five years at all times, and to achieve the items identified in its long term tailings management area plan based on current and expanded production rates. Agrium expects to spend approximately $89-million on the tailings management impoundment reorganization in 2012, with a targeted completion date of 2020.

Climate change and greenhouse gas issues

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e, although that has recently changed and the contribution costs are now set by order from the Government of Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total typical annual emissions of approximately 750,000 tonnes, excluding NH3-1 unit – NH3-1 can additionally contribute anywhere from zero to approximately 420,000 tonnes of CO2e depending on this unit’s operating time which is directly influenced by market demand and supply factors); Carseland Nitrogen Operations, (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on current regulations depending on variations in production from year to year which will directly impact CO2 e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the construction and operation of a cogeneration facility in

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partnership with TransCanada Pipeline, at Carseland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”) that is designed to generate credits for farmers who reduce their nitrous oxide emissions. The NERP was approved by Alberta Environment in October of 2010. The implementation of the NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on GHG reduction.

After the Copenhagen meeting in December of 2009, the Canadian federal government indicated its intention to set a target of reducing Canada’s total GHG emissions by 17 percent below 2005 emission levels by 2020. They have subsequently announced that they will achieve these targets through a sector-by-sector approach, aligned with the U.S. as appropriate and also through actions taken by the provinces. Most recently, following the latest meeting of the parties to the Kyoto Protocol, which meeting occurred in Durban, South Africa in December of 2011, Canada has indicated it will not agree to a second Kyoto commitment period beyond 2012. Rather, Canada has indicated that it supports the negotiation of a new binding agreement that includes all major emitters, including the U.S. and China, pursuant to a proposed process that arose out of the Durban meeting entitled the Durban Platform.

In general, the options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact. However, Agrium is continuing to monitor U.S. GHG legislative developments, and is evaluating applicability and potential impacts of such programs as they become effective. These programs include the California Global Warming Solutions Act of 2006, the Western Climate Initiative and the EPA’s October 2009 Final Rule for Mandatory Reporting of Greenhouse Gases.

Pursuant to the CAA, the EPA Administrator has made the finding that GHG emissions are air pollutants that endanger public health or welfare. This finding allows the EPA to regulate GHG emissions within the framework of the CAA. The EPA has promulgated regulations effective January 2, 2011 that require Best Available Control Technology on GHG emissions from stationary sources for major modifications that emit more than 75,000 tons of CO2 e, and new major sources that emit more than 100,000 tons CO2 e where such sources are subject to PSD construction permitting. In addition, the EPA finalized its Mandatory Reporting Rule which requires all ammonia, nitric acid and phosphate facilities in the U.S. to begin collecting annual GHG emissions information at each facility according to sector specific methodologies outlined in the rule. 2010 emissions data was reported to EPA in September 2011 and released to the public in January 2012.

Several groups are currently challenging the EPA’s GHG endangerment determination and current regulations in the DC circuit courts, and members of Congress continue to try to tie EPA funding to a rollback of current GHG regulations; however, the outcome of these efforts are far from certain (the GHG reporting requirements are not tied to congressional or legal challenges to EPA’s authority to regulate GHG emissions).

In lieu of federal legislation, States continue to look at regulating GHG emissions within their jurisdiction. The most advanced of these state efforts is California which passed AB32 – The California Global Warming Solutions Act, in 2006. The Act requires the California Air Resources Board (“ARB”) to develop discrete early actions to reduce greenhouse gases while also preparing a scoping plan to identify how best to reduce emissions of GHGs to 1990 levels by 2020. Agrium continues to engage ARB as they develop their requirements and was recently given a position on the working group that will look at agriculture issues in the program.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal toward a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. In an effort to reduce CO2 e emissions, Agrium has also developed strategies to improve energy efficiencies in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia, the basic building block of all nitrogen fertilizer, is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process is fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emission intensity may be theoretically attainable but will be a challenging and potentially cost prohibitive target.

Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 300,000 tons of CO2 were captured in 2010 for enhanced oil recovery. In 2007, Agrium also signed an agreement to capture CO2 emissions from our Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2014. Agrium also has N2O reduction technology installed at two of our three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant.

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In addition to the stewardship initiatives at our manufacturing plants, Agrium and the fertilizer industry are also promoting efforts to reduce GHG emissions at the field level. At the farm field level, we are working with several groups to promote 4R nutrient stewardship (use of the right fertilizer source at the right time in the right rate and in the right place). Through this stewardship system, farmers are reducing field emissions of GHGs. Careful placement, timing, attention to rate and product selection (all tenets of the 4R system) can significantly reduce these common agricultural emissions.

Agrium estimates that the production stage of its operations account for roughly 95 percent of its overall emissions. Agrium has committed to reducing its North American GHG emissions intensity from the production stage by 10 percent from 2005 levels by 2020.

Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2011, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2011, we did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2011 Annual Report to Shareholders.

Our Australia operations were acquired on December 3, 2010 and were excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting for 2010, due to the proximity of the acquisition to year-end. During 2011, we successfully completed the integration of our Retail - Australia control environment into the Agrium control environment to ensure controls were operating effectively as at December 31, 2011.

There have been no changes in our internal control over financial reporting during 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AGRIUM 2011 ANNUAL REPORT    75

Key Assumptions and Risks in Respect of Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions. Readers are cautioned not to place undue reliance on forward-looking statements as they are subject to known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events, except as required by law.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such forward-looking statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements	Material assumptions		Material risk factors
Synergies to be achieved on the UAP acquisition (a)	☐	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.

Synergies to be achieved on the AWB acquisition (b)	☐	Agrium’s ability to successfully integrate the business of Landmark as planned within expected time frames and costs.	☐	Agrium’s ability to achieve enhanced purchasing efficiencies, expansion in product offerings and a reduction in overhead expenses. These could be affected by industry factors impacting Agrium’s and Landmark’s businesses, generally, and the demand from growers for crop inputs and related products.

Retail’s EBITDA to reach $1-billion by 2015	☐	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.	☐	Retail business conditions are assumed to be within normal parameters with respect to prices, margins, product availability, and supplier agreements for our major products.

	☐	Agrium’s ability to identify suitable candidates for acquisitions and negotiate acceptable terms.	☐	Agrium’s ability to integrate acquisitions, including its ability to achieve efficiencies as planned.

	☐	Agrium’s ability to implement its standards, controls, procedures and policies at the acquired business to realize the expected synergies.

Construction of MOPCO’s additional urea trains in 2012	☐	The two new plants will be commissioned in 2012.	☐	Delay in the commissioning of the project due to the governmental changes and demonstrations in Egypt.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase and capital costs associated with the project.	☐	The expansion construction will be completed on schedule as planned and on budget.	☐	Labor shortages causing schedule delays and/or cost increases.

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Forward-looking statements	Material assumptions		Material risk factors
Ability to sustain projected potash production with existing reserves and resources.	☐	Potash reserves are accessible and of sufficient quality to provide the required ore for long-term production.	☐	Potash – flooding and/or poor ground conditions limit access to major sections of the ore body or results in poor ore quality.

AAT’s twinning of the ESN facility at New Madrid, MO. The ability to expand the facility’s capacity within timelines and project costs.	☐	AAT will be able to purchase urea at or below NOLA prices.	☐	Introduction of new technology into the market.
	☐	Location in the Corn Belt will provide logistical benefits.	☐	Impact of weather conditions on demand.
	☐	The increased yields and environmental benefits of ESN will justify premium purchase price over other nitrogen sources.	☐	Managing the commodity cycle of urea.

AAT’s EBITDA to surpass $100-million by 2015	☐	Farmers will continue to adopt ESN in North America and abroad.	☐	Our competitors develop a better product for farmers.
	☐	The U.S. economy will recover strengthening the turf and ornamental markets.	☐	The U.S. economy stagnates.
	☐	Turf and ornamental products will continue to be adopted internationally.	☐	International competitors aggressively market their branded products.

Carbon capture and storage project progressing as planned	☐	Startup by end of 2014.	☐	Carbon capture and storage funding not received from Alberta Government.
			☐	Upgrader projects (specifically NorthWest Upgrader) cancelled or delayed.
			☐	Issues with Engineering/Procurement or Construction of facility or the pipeline.

2012 capital spending program (c)	☐	We believe we will have sufficient financial resources to fund our expected capital program.

	☐	The level of sustaining and investment capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	☐	We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	☐	There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

Completion of Profertil debottlenecking project by 2014, including estimated capacity increase and reduction in production costs.	☐	Project will be completed on schedule as planned and on budget. This could be affected by escalation in costs and labor shortages causing schedule delays and/or cost increases.

(a)	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the UAP acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
(b)	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the AWB acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
(c)	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.

AGRIUM 2011 ANNUAL REPORT    77

Additional risks and uncertainties that may affect all forward-looking information are discussed throughout the MD&A and in our Annual Information Form. These risks and uncertainties include, but are not limited to, the following:

☐	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; changes to foreign exchange rates; tightening of the labor market; and availability of labor supply;

☐	Changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others;

☐	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; and restrictions on our ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex, the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada;

☐	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales;

☐	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

☐	Future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in MOPCO, Argentine Profertil nitrogen facilities, and other facilities;

☐	Changes in development plans for our potash expansion project, nitrogen debottlenecking and other major capital expansion projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed, due to factors such as availability of equipment and labor, the performance of other parties, risks associated with technology or inflationary pressure;

☐	Environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain, including risk of injury to employees and contractors, possible environmental contamination, risks associated with the transportation, storage and use of chemicals and the security of our facilities and personnel;

☐	Integration risks that might cause anticipated synergies from our recent (including those described in this MD&A) and future acquisitions to be less than expected, including: the acquired business’ actual results being different than those upon which we based our expectations; and industry factors which may affect us and the acquired business in general and thereby impact the demand for our products and services; and

☐	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets; and the introduction of technologies in the agricultural industry that may be disruptive to our business.

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Financial Statements and Notes

Financial Reporting Responsibilities

The audited consolidated financial statements and all information contained in this annual report are the responsibility of management, and the audited consolidated financial statements are approved by the Board of Directors of the Company. The consolidated financial statements have been prepared by management and are presented fairly in accordance with accounting principles generally accepted in Canada and reflect management’s best estimates and judgments based on currently available information. The Company has established an internal audit program and accounting and reporting systems supported by internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The financial information presented throughout this annual report is consistent with the consolidated financial statements. KPMG LLP, an independent registered public accounting firm, has been appointed by the shareholders as external auditors of the Company. The Reports of Independent Registered Public Accounting Firm to the Shareholders and Board, which describe the scope of their examination and express their opinion, are included in this annual report.

The Audit Committee of the Board, whose members are independent of management, meets at least five times a year with management, the internal auditors and the external auditors to oversee the discharge of the responsibilities of the respective parties. The Audit Committee reviews the independence of the external auditors, pre-approves audit and permitted non-audit services and reviews the consolidated financial statements and other financial disclosure documents before they are presented to the Board for approval.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2011 the Company did maintain effective internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2011 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included in this 2011 Annual Report to Shareholders.

Michael M. Wilson	Stephen G. Dyer
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer

Calgary, Canada

February 23, 2012

AGRIUM 2011 ANNUAL REPORT    79

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agrium Inc.

We have audited Agrium Inc.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Agrium Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Agrium Inc. as of December 31, 2011, December 31, 2010 and January 1, 2010 and the related consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, and our report dated February 23, 2012 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Accountants Calgary, Canada February 23, 2012

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Agrium Inc.

We have audited the accompanying consolidated financial statements of Agrium Inc., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of operations, comprehensive income, cash flows and shareholders’ equity for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Agrium Inc. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Agrium Inc.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2012 expressed an unmodified (unqualified) opinion on the effectiveness of Agrium Inc.’s internal control over financial reporting.

Chartered Accountants Calgary, Canada February 23, 2012

AGRIUM 2011 ANNUAL REPORT    81

Consolidated Statements of Operations

Years ended December 31, (millions of U.S. dollars, except per share amounts)	2011	2010
Sales	15,470	10,743
Cost of product sold (note 12)	11,137	8,095
Gross profit	4,333	2,648
Expenses
Selling	1,673	1,144
General and administrative	335	368
Earnings from associates	(21)	(26)
Other expenses (note 5)	123	49
Earnings before finance costs and income taxes	2,223	1,113
Finance costs related to long-term debt (note 6)	101	88
Other finance costs (note 6)	59	31
Earnings before income taxes	2,063	994
Income taxes (note 8)	555	264
Consolidated net earnings from continuing operations	1,508	730
Consolidated net loss from discontinued operations (note 4)	(133)	(17)
Consolidated net earnings	1,375	713
Attributable to:
Equity holders of Agrium	1,371	713
Non-controlling interest	4	—
Consolidated net earnings	1,375	713
Earnings per share attributable to equity holders of Agrium (note 9)
Basic earnings per share from continuing operations	9.53	4.63
Basic loss per share from discontinued operations	(0.84)	(0.11)
Basic earnings per share	8.69	4.52
Diluted earnings per share from continuing operations	9.52	4.62
Diluted loss per share from discontinued operations	(0.84)	(0.11)
Diluted earnings per share	8.68	4.51

See accompanying notes.

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Consolidated Statements of Comprehensive Income

Years ended December 31, (millions of U.S. dollars)	2011	2010
Consolidated net earnings	1,375	713
Other comprehensive (loss) income
Gains (losses)
Available for sale financial instruments	1	—
Actuarial loss on post-employment benefit plans (note 20)	(58)	(22)
Foreign currency translation	(43)	66
	(100)	44
Reclassifications to statement of operations
Available for sale financial instruments	(2)	(48)
Foreign currency translation	(23)	—
	(25)	(48)
Deferred income taxes relating to components of other comprehensive (loss) income
Available for sale financial instruments	—	19
Actuarial loss on post-employment benefit plans	17	6
	17	25
	(108)	21
Consolidated comprehensive income	1,267	734
Attributable to:
Equity holders of Agrium	1,271	737
Non-controlling interest	(4)	(3)
Consolidated comprehensive income	1,267	734

See accompanying notes.

AGRIUM 2011 ANNUAL REPORT    83

Consolidated Statements of Cash Flows

Years ended December 31,
(millions of U.S. dollars)	2011	2010
Operating
Consolidated net earnings from continuing operations	1,508	730
Items not affecting cash
Depreciation and amortization	381	334
Earnings from associates	(21)	(26)
Asset impairment	61	—
Share-based payments	(51)	111
Unrealized (gain) loss on derivative financial instruments	(46)	42
Gain on disposal of marketable securities	—	(52)
Unrealized foreign currency translation loss (gain)	19	(12)
Deferred income taxes	150	13
Other	64	31
Dividends from associates	16	14
Net changes in non-cash working capital (note 10)	(731)	(596)
Cash provided by operating activities	1,350	589
Investing
Acquisitions, net of cash acquired	(183)	(1,209)
Proceeds from disposal of discontinued operations	721	—
Capital expenditures	(663)	(441)
Investments in associates	(15)	—
Purchase of investments	(46)	—
Proceeds from disposal of investments	36	25
Proceeds from disposal of marketable securities	—	117
Other	(1)	—
Cash used in investing activities	(151)	(1,508)
Financing
Short-term debt	(293)	42
Long-term debt issued	71	565
Transaction costs on long-term debt	—	(13)
Repayment of long-term debt	(188)	(17)
Dividends paid	(18)	(17)
Shares issued, net of issuance costs	5	8
Cash (used in) provided by financing activities	(423)	568
Effect of exchange rate changes on cash and cash equivalents	(14)	8
Increase (decrease) in cash and cash equivalents from continuing operations	762	(343)
Cash and cash equivalents (used in) provided by discontinued operations (note 4)	(51)	45
Cash and cash equivalents – beginning of year	635	933
Cash and cash equivalents – end of year (note 10)	1,346	635
Included in operating activities
Interest paid	137	101
Interest received	78	50
Income taxes paid	401	508
Included in investing activities
Interest paid	10	4

See accompanying notes.

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Consolidated Balance Sheets

	December 31,
(millions of U.S. dollars)	2011	2010 (a)	January 1, 2010
ASSETS
Current assets
Cash and cash equivalents (note 10)	1,346	635	933
Accounts receivable (note 11)	1,984	1,759	1,133
Income taxes receivable	138	25	114
Inventories (note 12)	2,956	2,498	2,137
Prepaid expenses and deposits	643	848	567
Marketable securities	—	3	114
Assets of discontinued operations (note 4)	68	1,320	—
	7,135	7,088	4,998
Property, plant and equipment (note 13)	2,533	2,179	1,797
Intangibles (note 14)	678	695	617
Goodwill (note 14)	2,277	2,271	1,804
Investments in associates (note 15)	355	405	370
Other assets (note 17)	97	48	88
Deferred income tax assets (note 8)	63	22	—
Assets of discontinued operations (note 4)	2	184	—
	13,140	12,892	9,674
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt (note 18)	245	517	106
Accounts payable (note 19)	2,959	2,815	2,094
Income taxes payable	82	12	349
Current portion of long-term debt (note 18)	20	125	—
Current portion of other provisions (note 21)	68	44	47
Liabilities of discontinued operations (note 4)	53	1,020	—
	3,427	4,533	2,596
Long-term debt (note 18)	2,098	2,118	1,699
Provisions for post-employment benefits (note 20)	192	136	106
Other provisions (note 21)	299	296	260
Other liabilities (note 22)	59	123	82
Deferred income tax liabilities (note 8)	637	490	460
Liabilities of discontinued operations (note 4)	—	3	—
	6,712	7,699	5,203
Shareholders’ equity
Share capital	1,994	1,982	1,977
Retained earnings	4,477	3,150	2,454
Accumulated other comprehensive (loss) income (note 27)	(47)	53	29
Equity holders of Agrium	6,424	5,185	4,460
Non-controlling interest	4	8	11
Total equity	6,428	5,193	4,471
	13,140	12,892	9,674

(a)	Certain amounts have been restated to reflect adjustments from the finalization of the AWB Limited acquisition. Refer to note 3, Business acquisitions.

See accompanying notes.

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Consolidated Statements of Shareholders’ Equity

(millions of U.S. dollars, except share data)	Millions of common shares (a)	Share capital	Retained earnings	Accumulated other comprehensive income (loss) (note 27)	Equity holders of Agrium	Non- controlling interest	Total equity
January 1, 2010	157	1,977	2,454	29	4,460	11	4,471
Consolidated net earnings	—	—	713	—	713	—	713
Other comprehensive (loss)income, net of tax
Available for sale financial instruments	—	—	—	(29)	(29)	—	(29)
Actuarial loss on post-employment benefit plans	—	—	—	(16)	(16)	—	(16)
Foreign currency translation	—	—	—	69	69	(3)	66
Comprehensive income (loss), net of tax	—	—	713	24	737	(3)	734
Dividends ($0.11 per share)	—	—	(17)	—	(17)	—	(17)
Share-based payment transactions	1	5	—	—	5	—	5
December 31, 2010	158	1,982	3,150	53	5,185	8	5,193
Consolidated net earnings	—	—	1,371	—	1,371	4	1,375
Other comprehensive (loss)income, net of tax
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Actuarial loss on post-employment benefit plans	—	—	—	(41)	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)
Comprehensive income (loss), net of tax	—	—	1,371	(100)	1,271	(4)	1,267
Dividends ($0.28 per share) (b)	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12
December 31, 2011	158	1,994	4,477	(47)	6,424	4	6,428

(a)	Authorized share capital consists of unlimited common shares without par value and unlimited preferred shares.
(b)	Includes dividends of $0.225 per share paid January 19, 2012 to shareholders of record on January 1, 2012.

See accompanying notes.

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Notes to the Consolidated Financial Statements

(millions of U.S. dollars unless otherwise stated)

1. CORPORATE INFORMATION

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Agrium (with its subsidiaries) is a major retail supplier of agricultural products and services in North and South America, Australia and Europe and a leading global producer and marketer of agricultural nutrients and industrial products. We produce and market three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled-release crop nutrients and micronutrients. Our Corporate head office is located at 13131 Lake Fraser Drive S.E. Calgary, Alberta, Canada. Our operations are conducted globally from our Wholesale head office in Calgary, and our Retail and Advanced Technologies head offices in Loveland, Colorado, U.S.

Agrium operates three strategic business units:

☐	Retail operates in North and South America and Australia and sells crop nutrients, crop protection products, seed and services directly to growers.

☐	Wholesale operates in North and South America and Europe producing, marketing and distributing three primary groups of crop nutrients: nitrogen, potash and phosphate for agricultural and industrial customers around the world.

☐	Advanced Technologies (“AAT”) produces and markets controlled-release crop nutrients and micronutrients in the broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets worldwide.

Basis of preparation and statement of compliance

These consolidated financial statements of Agrium, as at and for the year ended December 31, 2011, were approved for issuance by the Board of Directors on February 23, 2012. We prepared the financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are our first annual financial statements prepared in accordance with IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards. Disclosures concerning the transition from Canadian generally accepted accounting principles to IFRS are provided in note 30, Transition to IFRS.

These financial statements are presented in U.S. dollars, which is our presentation and functional currency. We prepared these financial statements using the historical cost basis, with the exception of certain financial instruments and non-current assets, liabilities for cash-settled share-based payment arrangements, and assets and obligations of post-employment benefit plans. Our policies for these items are set out in the notes below.

2. SIGNIFICANT ACCOUNTING POLICIES

a)	Critical accounting estimates

Preparation of financial statements requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. The following require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

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Description	Judgements and Uncertainties

Inventories

We value inventories at the lower of cost and net realizable value through inventory allowances. Subsequent changes in facts or circumstances could result in the reversal of previously recorded allowances.

Results could differ if inventory allowances change because actual selling prices or selling costs differ materially from forecasted selling prices and selling costs.

Calculating allowances depends on a combination of interrelated factors affecting forecasted selling prices, including demand and supply variables. Demand variables include grain and oilseed prices and stock-to-use ratios and changes in inventories in distribution channels. Supply variables include forecasted prices of raw materials such as natural gas, operating rates and crop nutrient inventory levels.

Rebates

Our rebate agreements with suppliers, primarily for crop protection products and seed, provide rebates typically based on the achievement of specified purchase volumes, sales to end users over a specified period of time, or when market conditions cause vendors to reduce manufacturers’ suggested retail prices. We account for rebates and prepay discounts as a reduction of the prices of suppliers’ products. We accrue rebates that are probable and can be reasonably estimated. For rebates that are not probable or estimable, we accrue when we achieve certain milestones. We accrue rebates not covered by binding agreements or published vendor programs when we obtain conclusive documentation of right of receipt.	We record accruals for some rebates by estimating the point at which we will have completed our performance under an agreement. Due to the complexity and diversity of the individual vendor agreements, we use judgment based on analysis and review of historical trends to apply rates negotiated with our vendors to estimated and actual purchase volumes to determine accruals. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected volumes.

Long-Lived Assets

We evaluate long-lived assets other than goodwill and indefinite-lived intangible assets (which we test separately) for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The impairment test compares the carrying value of the asset to the asset’s recoverable amount, based on the higher of the asset’s value in use, estimated using future discounted cash flows, or fair value less cost to sell.

We undertake impairment reviews on an asset-by-asset basis except where assets do not generate cash flows independent of other assets, in which case we do our review at the level at which we group assets into a cash-generating unit (“CGU”).

Our impairment loss calculations contain uncertainties as they require assumptions and judgment about future cash flows and asset fair values. In determining value in use, we make judgments about the discount and growth rates we apply and assumptions about future sales, product margins and overall market conditions. Fair value assessments are subject to judgment and assumptions about factors including new technology, market conditions for our products, availability of raw material inputs and estimated service lives of assets. We also make judgments about allocating assets to CGUs based on variables that may include common economic and commercial influences, product lines, geographic regions, shared infrastructure, interdependence of cash flows, and management’s monitoring and decision-making about operations.

Income Taxes

Our income tax returns, like those of most companies, are periodically audited by domestic and foreign tax authorities. Audits include questions about our tax filing positions, including the timing and amount of deductions. We record a liability for such exposures. We recognize tax provisions when it is more likely than not that there will be a future outflow of funds to a taxing authority. In such cases, we provide for the amount that is expected to be settled, where this can be reasonably estimated.

In determining our provision for income taxes, we use an annual effective income tax rate based on annual income, permanent differences between book and tax income, and substantially enacted income tax rates. We adjust our annual effective income tax rate as additional information on outcomes or events becomes available.

In recording deferred taxes, we estimate the extent to which it is probable that timing differences will reverse. We recognize deferred tax assets only to the extent that we consider it probable that those assets will be recoverable.

Determining tax provisions requires that we apply judgment as to the ultimate outcome of a filing position, which can change over time depending on facts and circumstances.

We make assumptions and apply judgment to estimate the exposures associated with our various filing positions. Changes in tax law, the level and geographical mix of earnings and the results of tax audits also affect our effective income tax rate.

Deferred taxes contain uncertainties because of assumptions made about when deferred tax assets are likely to reverse, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain.

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Description	Judgements and Uncertainties

Goodwill and Intangible Assets

We conduct an impairment test annually in the third quarter and whenever events or changes in circumstances indicate that carrying values may not be recoverable. We test for impairment if a CGU or group of CGUs has goodwill allocated to it, or includes intangible assets that have an indefinite useful life.

We determine fair value by relying primarily on the discounted cash flow method. This method estimates fair value using a discounted five year forecasted cash flow with a terminal value.

We estimate terminal values with a growth model incorporating a long-term future growth rate based on our most recent views of the long-term outlook for each business. We use observable market data inputs to develop discount rates for each business using a capital asset pricing model, which we believe approximates the discount rate from a market participant’s perspective.

Assumptions underlying our projected cash flows used in our goodwill impairment test are from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Estimated fair value of a CGU could be impacted by changes in interest rates, inflation rates, growth rates, foreign currency exchange rates, costs, pricing, capital expenditures and market conditions. Where available and as appropriate, we use our market capitalization and comparative market multiples to corroborate discounted cash flow results. Compared to the use of market multiples, the discounted cash flow approach more closely aligns valuations to the business model for each business, the specific projections of the business and its geographic markets and products.

Share-Based Payments

We determine costs for share-based payments using market-based valuation techniques. We determine the fair value of our market-based and performance-based non-vested share awards at the date of grant using generally accepted valuation techniques. A portion of our share-based payments expense results from performance-based share awards which require us to estimate the likelihood of achieving company and corporate peer group performance goals.	We make assumptions and use judgment in applying valuation techniques. These assumptions and judgments include estimating the future volatility of our stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

Provisions

Litigation: In the normal course of business, legal proceedings and other claims brought against Agrium expose us to potential losses. Given the nature of these events, in most cases the amounts involved are not reasonably estimable due to uncertainty about the final outcome.	In estimating the final outcome of litigation, we apply judgment in considering factors including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence and facts specific to the matter. Application of such judgment determines whether we require an accrual or disclosure in the financial statements.

Asset retirement obligations and environmental remediation: We apply a number of assumptions in estimating provisions that we record for asset retirement obligations and environmental remediation associated with Agrium sites. We make these judgments and assumptions due to the nature of the factors impacting the amount that will ultimately be required to settle these obligations when they come due.	In determining provisions for asset retirement obligations and environmental remediation, we assess factors such as the extent of contamination, the nature of work Agrium is obliged to perform or pay for, changes to environmental laws and regulations and whether any of the costs will be shared with other occupants of Agrium sites. We reduce provisions for recoveries from third parties where recoveries are virtually certain.

Business Acquisitions - Purchase Price Allocation

We allocate the purchase price of an acquired business to its identifiable assets acquired and liabilities assumed at their estimated fair values at the acquisition date. We record the excess of the purchase price over the amount allocated to the assets and liabilities, if any, to goodwill.

We use all available information to estimate fair values. We typically engage external consultants to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information about asset valuations and liabilities assumed.

Our purchase price allocation process involves uncertainty because we make assumptions and apply judgment to estimate the fair value of acquired assets and liabilities. We estimate the fair value of assets and liabilities based upon quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Such estimates include assumptions about inputs to our discounted cash flow calculations, industry economic factors and business strategies.

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b)	Principles of consolidation

Subsidiaries

These financial statements include the accounts of Agrium, its subsidiaries, and its proportionate share of revenues, expenses, assets and liabilities of joint ventures, which are the entities over which Agrium has control. Control exists when we have the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefit from its activities. Control is presumed to exist where we own more than 50 percent of voting rights unless ownership does not constitute control. Control does not exist where other parties hold veto rights over significant financial and operating decisions or where we cannot obtain benefits from the activities of the entities we have the power to govern. In these financial statements, we, us, our and Agrium mean Agrium Inc., its subsidiaries and joint ventures. All intercompany transactions and balances have been eliminated.

Associates

Associates are those entities in which we have significant influence, but not control, over financial and operating policies. Significant influence is presumed to exist when we hold between 20 and 50 percent of the voting power of another entity, but can also arise if we hold less than 20 percent of an entity if we have the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method and are recognized initially at cost. Our investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The financial statements include our share of the income and expenses and equity movements of equity accounted investees from the date that significant influence commences until the date that it ceases.

Joint ventures

Joint ventures are those entities over whose activity we have joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. We account for jointly controlled entities using proportionate consolidation. Our share of the assets, liabilities, income and expenses of jointly controlled entities are combined with the equivalent items in the financial statements on a line by line basis. Where we transact with our jointly controlled entities, we eliminate unrealized profits and losses to the extent of our interest in the joint venture.

Principal subsidiaries, associates and joint ventures

	Relationship	Location	Principal Activity	Ownership (%)
Agrium, a general partnership	Subsidiary	Canada	Manufacturer and distributor of crop nutrients	100
Agrium U.S. Inc.	Subsidiary	United States	Manufacturer and distributor of crop nutrients	100
Crop Production Services, Inc.	Subsidiary	United States	Crop input retailer	100
Landmark Rural Holdings Limited	Subsidiary	Australia	Crop input retailer	100
Agrium Europe S.A.	Subsidiary	Belgium	Distributor of crop nutrients	100
Agroservicios Pampeanos S.A.	Subsidiary	Argentina	Crop input retailer	100
Misr Fertilizers Production Company S.A.E.	Associate	Egypt	Manufacturer and distributor of crop nutrients	26
Hanfeng Evergreen Inc.	Associate	China	Manufacturer and distributor of crop nutrients	20
Profertil S.A.	Joint venture	Argentina	Manufacturer and distributor of crop nutrients	50

c)	Business combinations

We account for acquisitions of subsidiaries and businesses using the acquisition method. We measure consideration for each acquisition at the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. Acquisition related costs are recognized in earnings as incurred.

On an acquisition-by-acquisition basis, we recognize any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

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Where applicable, consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report provisional amounts for the items for which the accounting is incomplete. The measurement period is the period from the date of acquisition to the date we receive complete information about facts and circumstances that existed as of the acquisition date – and is subject to a maximum of one year. We adjust provisional amounts retrospectively during the measurement period, or recognize additional assets or liabilities to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.

d)	Foreign currency translation

The functional currency for each of our subsidiaries, jointly controlled entities and associates is the currency of the primary economic environment in which they operate. Determining the primary economic environment in which an entity operates requires management to consider several factors and use judgment.

All transactions that are not denominated in an entity’s functional currency are foreign currency transactions. These transactions are initially recorded in the functional currency by applying the appropriate daily rate which best approximates the actual rate of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are recognized in earnings. Non-monetary items measured at historical cost are not re-measured – they remain at the exchange rate from the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to our presentation currency at exchange rates at the reporting date. Income, expenses and capital transactions are translated at the average exchange rate for the month. Translation differences are recognized directly in equity. If we dispose of a foreign operation, the relevant amount of foreign currency translation in equity is reclassified to earnings.

e)	Revenue recognition

We measure revenue at the fair value of the consideration received or receivable. We recognize revenue based on individual contractual terms when all of the following criteria are met: the significant risks and rewards of ownership of the goods have been transferred to our customer; we retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; we can measure the amount of revenue and costs incurred or to be incurred; and it is probable that the economic benefits associated with the transaction will flow to us. These conditions are generally satisfied when title passes to our customer according to the sales agreement which in most cases, is when product is picked up by our customer or delivered to the destination specified by our customer, which is typically a customer’s premises, the vessel on which the product will be shipped, or the destination port. We report revenue net of sales taxes, returns, discounts and rebates.

f)	Rebates

We account for rebates and prepay discounts as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of product as inventory is sold. Rebates that are based on sales volume are offset to cost of product when we determine that they have been earned based on sales volume of related products.

g)	Income taxes

Income tax expense is recognized in earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity or in other comprehensive income.

Current income tax is the expected tax payable or recoverable on taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or recoverable in respect of previous years.

Deferred income tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable income. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Deferred income tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable income will be available against which those deductible temporary differences can be utilized. We recognize a tax benefit for an uncertain tax position when it is more likely than not that the position will be sustained on examination.

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We review the carrying amount of deferred income tax assets at the end of each reporting period and reduce amounts to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority.

h)	Financial instruments

Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired.

i)	Financial assets held at fair value through profit or loss (“FVTPL”) comprises financial assets classified as held for trading which include marketable securities and derivative financial instruments included within accounts receivable and other financial assets.

ii)	Loans and receivables (“L&R”) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. This category of financial assets includes trade receivables, rebates and other non-trade accounts receivables and other receivables included in other financial assets.

iii)	Available for sale (“AFS”) financial assets are non-derivative financial assets that are designated as AFS, or that are not allocated to any of the other categories of financial assets. This classification is comprised of investments included within other financial assets.

We derecognize financial assets when contractual rights to receive cash flows from the assets expire or when the financial assets are transferred along with all significant risks and rewards of ownership.

Financial liabilities are categorized as either at FVTPL, or as other financial liabilities. Financial liabilities at FVTPL include derivative financial instruments classified as held for trading. Other financial liabilities include trade and other payables, short-term and long-term debt, and other financial liabilities. We derecognize financial liabilities when we have discharged the obligation or it is cancelled or expires.

All financial assets and financial liabilities are initially recognized at fair value.

Financial instrument classification	Subsequent measurement of gains or losses at each period-end

FVTPL (assets and liabilities)	Fair value; unrealized gains or losses recognized in earnings

AFS (assets)	Fair value; unrealized gains and losses recognized in other comprehensive income; recognized in earnings on sale of the asset or when asset is written down as impaired

Held to maturity investments

L&R	Amortized cost using the effective interest rate method; recognized in earnings if asset/ liability is derecognized or asset is impaired

Other financial liabilities

Impairment of financial assets

Financial assets, other than those carried at FVTPL, are assessed for indications of impairment at each reporting date. A financial asset is deemed to be impaired if there is objective evidence indicating that a loss event has occurred after initial recognition of the financial asset, and that the loss event has a negative effect on the estimated future cash flows of the financial asset that can be reliably estimated. Indications that a write-down is necessary may include evidence that a debtor is experiencing significant financial difficulty, a reduction in market value, a material breach of contract, high probability that a debtor will enter bankruptcy or financial reorganization, or the disappearance of an active market for the financial asset.

For loans and receivables carried at amortized cost, the amount of impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the financial asset is reduced directly by the impairment loss for all financial assets except trade receivables, for which the carrying amount is reduced through the use of an allowance account. When a trade receivable is determined to be uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in earnings.

For AFS financial assets, impairment losses are determined as the difference between the acquisition costs, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. For debt instruments, the cumulative loss is recognized directly in earnings.

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If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

We do not net derivative assets and liabilities except where contracts under master netting arrangements include both asset and liability positions. In such cases, we offset the fair value amounts for multiple similar derivative financial instruments with the same counterparty, including any related cash collateral asset or obligation.

We record transaction costs of financial instruments as a reduction of the cost of the instruments except for costs of financial instruments classified as fair value through profit or loss, which are expensed as incurred. Contracts that require delivery of financial assets (regular way purchases and sales) are accounted for on the trade date.

i)	Cash and cash equivalents

Cash equivalents are carried at fair value, and consist of short-term investments with an original maturity of three months or less.

j)	Inventories

Wholesale inventories, consisting primarily of crop nutrients, operating supplies and raw materials, include both direct and indirect production and purchase costs, depreciation and amortization on assets employed directly in production, and freight to transport the product to the storage facilities. Crop nutrients include our produced products and products purchased for resale. Operating supplies include catalysts used in the production process, materials used for repairs and maintenance and other supplies. Inventories are valued at the lower of cost on a weighted average basis and net realizable value.

Retail inventories, consisting primarily of crop nutrients, crop protection products, seed and merchandise include the cost of delivery to move the product to storage facilities. Inventories are recorded at the lower of cost on a weighted average basis and net realizable value.

Advanced Technologies inventories, consisting primarily of raw materials and controlled-release products, include both direct and indirect production costs and depreciation on assets employed directly in production. Inventories are recorded at the lower of cost determined on a first-in, first-out basis and net realizable value.

k)	Property, plant and equipment

We measure property, plant and equipment at historic cost less accumulated depreciation and accumulated impairment loss. The cost of property, plant and equipment comprises its purchase price plus any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. If a legal or constructive obligation exists to decommission property, plant and equipment, the discounted value of the obligation is included in the carrying value of the assets when the obligation arises.

We recognize expenses in connection with day-to-day maintenance and repairs in earnings as they are incurred. We capitalize and depreciate expenses incurred in connection with major replacements, plant turnarounds and renewals that materially extend the life of property, plant and equipment or result in future economic benefits. The carrying amount of replaced components is expensed.

If the construction or preparation for use of property, plant or equipment extends over a period of longer than twelve months, we capitalize borrowing costs incurred on borrowed capital up to the date of completion as part of the cost of acquisition or construction.

Property, plant and equipment are depreciated on a straight-line basis using the following estimated useful lives:

Buildings and improvements	3 - 40 years
Machinery and equipment	2 - 35 years
Other	3 - 25 years

Management determines the estimated useful lives based on experience and current technology. Factors that affect the estimated useful lives of our assets include sustaining capital programs, access to new supplies of raw materials, new technology and market conditions for our products. Depreciation methods, expected useful lives and residual values are re-assessed annually and adjusted if appropriate.

If the cost of an individual part of property, plant and equipment is significant relative to the total cost of the item, the individual part is accounted for and depreciated separately. Expected useful life and residual value is re-assessed annually.

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l)	Goodwill and intangible assets

Goodwill represents the difference between the fair value of the consideration transferred in a business combination and the fair value of the identifiable net assets acquired at the date of acquisition. Goodwill is initially determined based on provisional fair values. Fair values are finalized within one year of the acquisition date. Goodwill on acquisition of subsidiaries and jointly controlled entities is separately disclosed and goodwill on acquisitions of associates is included within investments in associates. Goodwill, including goodwill in associates, is not amortized; rather it is tested for impairment annually or when there is an indication of impairment.

Intangible assets acquired as part of an acquisition of a business are capitalized separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Purchased intangible assets are initially recorded at cost and finite-lived intangible assets are amortized over their useful economic lives on a straight-line basis. Intangible assets having indefinite lives and intangible assets that are not yet ready for use are not amortized and are tested for impairment annually or when there is an indication of impairment.

We recognize internally generated intangible assets for development costs at cost when criteria for feasibility are met. Cost comprises materials, labor and overhead that are directly attributable to preparing the asset for its intended use. Development expenditures that do not meet the capitalization criteria are expensed as incurred.

Intangible assets are considered to have indefinite lives when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for us. The factors considered in making this determination include the existence of contractual rights for unlimited terms; or evidence that renewal of the contractual rights without significant incremental cost can be expected for indefinite periods into the future in view of our future investment intentions. The life cycles of the products and processes that depend on the asset are also considered.

The following estimated useful lives, which are re-assessed annually, have been determined for classes of finite-lived intangible assets:

Trade names	5 - 10 years
Customer relationships	5 - 15 years
Technology	3 - 10 years
Other	3 - 20 years

m)	Impairment

We review the carrying amounts of non-current assets at each reporting date to determine whether there is any indication of impairment. If any indication of impairment exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year during the third quarter.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets as practicable that have the ability to generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets. The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination and reflects the lowest level at which goodwill is monitored for internal reporting purposes. If there is an indication of an impairment of an asset or CGU below the level to which goodwill has been allocated, the asset or CGU is tested for impairment first and any impairment loss for that asset or CGU is recognized before testing at the level to which goodwill has been allocated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate is tested for impairment as a single asset when there is an indication that the investment in an associate may be impaired.

94    CULTIVATING PERFORMANCE. DELIVERING VALUE.

n)	Leases

Leases whereby we assume substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset and corresponding liability is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases are not recognized on our balance sheet. Payments made under operating leases are recognized in earnings over the term of the lease.

An arrangement may be or contain a lease according to the substance of the arrangement. This is the case if the arrangement is dependent on the use of an asset or conveys a right to use the asset, even if not explicitly stated.

o)	Employee benefits

Post-employment benefits

We operate various pension plans. For funded plans we make contributions to trustee-administered funds.

i) Defined contribution plans

For defined contribution plans we pay fixed periodic contributions into a separate entity and once payment is made we have no legal or constructive obligation to pay further amounts. We recognize obligations for contributions to defined contribution pension plans as a personnel expense when services are rendered by employees.

ii) Defined benefit plans

Generally, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on factors such as age, years of service and compensation.

We calculate our net obligation for defined benefit pension plans separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. We discount obligations to determine present value. We deduct any unrecognized past service costs and the fair value of any plan assets in determining our net obligation. The calculation is performed annually by a qualified actuary using the projected unit credit method.

We recognize all actuarial gains and losses arising from defined benefit plans in other comprehensive income in the period in which they occur. We recognize all expenses related to defined benefit plans in earnings as a personnel expense.

Other long-term employee benefits

We provide post-retirement health care benefits to certain employees. Entitlement to benefits is generally conditional on the employee remaining in service for a minimum period or reaching a specified age. Our net obligation for these benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounted to present value. The calculation is performed annually by a qualified actuary using the projected unit credit method. We recognize all actuarial gains and losses in other comprehensive income in the periods in which they occur.

Short-term employee benefits

We record short-term employee benefit obligations as a personnel expense as employees provide services. For the amount expected to be paid for short-term bonuses or profit-sharing plans, we recognize an undiscounted liability if we have a present legal or constructive obligation to pay the amount as a result of past service provided by employees, and the obligation can be estimated reliably.

p)	Provisions

We recognize a provision if, as a result of a past event, we have a present legal or constructive obligation that can be estimated reliably, and it is more likely than not that an outflow of economic benefits will be required to settle the obligation. We discount provisions where the effect of discounting is material at a pre-tax rate that reflects current market assessments of the time value of money. Unwinding of the discount (accretion) is recognized as a finance cost. We assess discount rates and projected timing of future obligations each reporting period.

AGRIUM 2011 ANNUAL REPORT    95

Environmental remediation

We capitalize environmental expenditures that extend the life of a property, increase its capacity or mitigate or prevent contamination from future operations. Environmental expenditures that relate to existing conditions caused by past operations that do not contribute to current or future revenue generation are expensed. We record our best estimates of future costs when environmental remediation efforts are probable and the costs can be reliably estimated based on current law and existing technologies.

Asset retirement obligations

Asset retirement obligations, which include provisions for legal or constructive obligations for decommissioning and restoration costs, are measured based on current requirements, technology and price levels. In the period when a reasonable estimate can be made, we recognize a liability and a corresponding asset for the present value of estimated future cash outflows over the useful economic life of the asset. Changes from revisions to discount rates, timing or amount of the original estimate of the provision are reflected on a prospective basis by adjusting the carrying amount of the related property, plant and equipment.

q)	Share-based payments

Cash-settled plans are accounted for as liabilities where the fair value of the award is determined at the grant date using a valuation model which includes an estimated forfeiture rate. A Black-Scholes option pricing model is used for plans with a service condition and a Monte Carlo simulation model is used for plans with service and market conditions. Compensation expense is accrued and recognized over the vesting period of the award. Fair value is re-measured at each reporting date and changes are recognized in the period in which the fluctuation occurs.

Equity-settled plans are accounted for using a Black-Scholes option pricing model. The fair value of the share-based award is determined at the grant date using a market-based option valuation model which includes an estimated forfeiture rate. The fair value of the award is recorded as compensation expense amortized over the vesting period of the award, with a corresponding increase to share capital. On exercise of the award, the proceeds are recorded as share capital.

If an employee is eligible to retire during the vesting period, we recognize compensation expense over the period from the date of grant to the retirement eligibility date. If an employee is eligible to retire on the date of grant, compensation expense is recognized on the grant date.

r)	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized and are recognized at fair value less cost to sell. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Non-current assets classified as held for sale are presented separately in the balance sheet. The assets and liabilities of a disposal group classified as held for sale are presented separately as one line in each of the assets and liabilities sections on the face of the balance sheet. Amounts presented for non-current assets or for assets and liabilities of disposal groups classified as held for sale are not reclassified or represented in the balance sheet for prior periods.

A discontinued operation is a component of an entity that has been disposed of or is held for sale, whose operations and cash flows are clearly distinguished both operationally and for financial reporting purposes from the rest of the entity.

In the consolidated statements of operations of the reporting period, and of the comparable period of the previous year, income and expenses from discontinued operations are reported separate from income and expenses from continuing activities.

96    CULTIVATING PERFORMANCE. DELIVERING VALUE.

s)	Recent accounting pronouncements

New or amended	Standard/ Interpretation	Description	Proposed date and method of adoption	Impact

New	IFRS 10	Consolidated Financial Statements implements a single model based on control for the preparation and presentation of financial statements. It introduces a new definition of control, requiring: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of returns. This model also applies to investments in associates (IAS 28).	January 1, 2013; retrospectively	We do not expect a material impact.

New	IFRS 11	Joint Arrangements requires us as a party to joint arrangements to recognize our rights and obligations arising from the arrangement. Our joint arrangements under IFRS 11 will be classified as joint ventures, requiring equity accounting. We currently use proportionate consolidation.	January 1, 2013; in accordance with IFRS 11	Application of the standard could have a material impact on our balance sheet, statement of operations and cash flows but will not affect earnings.

New	IFRS 12	Disclosure of Interests in Other Entities will require us to disclose information that allows users to evaluate the nature, impact of, and risks associated with our interests in joint arrangements, associates and other entities.	January 1, 2013	We do not expect a material impact.

New	IFRS 13	Fair Value Measurement provides a single set of requirements to be applied to all fair value measurements; replacing the existing guidance dispersed across many standards. It provides a definition of fair value as a market-based measurement, along with enhanced disclosures about fair value measurements.	January 1, 2013; prospectively	We do not expect a material impact.

Amended	IAS 1	Presentation of Financial Statements improves the consistency and clarity of the presentation of items of other comprehensive income by requiring items to be grouped on the basis of whether they may be reclassified subsequently in profit or loss.	July 1, 2012	We are currently assessing these amendments to determine the potential impact.

Amended	IAS 19	Employee Benefits provides users with a clearer picture of the commitments resulting from defined benefit plans (DBPs) by eliminating the corridor approach, requiring presentation of gains and losses related to DBPs in other comprehensive income, and adding enhanced disclosure requirements.	January 1, 2013	We are currently assessing these amendments to determine the potential impact.

New	IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine establishes when the costs incurred to remove mine waste materials to gain access to mineral ore deposits during the production phase of a surface mine should lead to the recognition of an asset and how that asset should be measured.	January 1, 2013	We do not expect a material impact.

AGRIUM 2011 ANNUAL REPORT    97

3. BUSINESS ACQUISITIONS

AWB Limited

On December 3, 2010, we acquired 100 percent of AWB Limited (“AWB”), an agribusiness operating in Australia, for $1.2-billion in cash. On May 11, 2011, we completed the sale of the majority of the Commodity Management business acquired from AWB in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million.

We retained the Landmark retail operations, including over 200 company-owned locations and relationships with over 140 other points of sale to customers in Australia. The primary purpose of the acquisition was to expand the Retail business unit and provide access to the growing Southeast Asia market. The acquired business is included in the Retail operating segment.

Fair values of assets acquired and liabilities assumed	Opening balance	Fair value adjustments	Adjusted balance
	December 3, 2010		December 3, 2010
Continuing operations
Accounts receivable, including income taxes receivable	444	(17)	427
Inventories	280	(4)	276
Other current assets	12	—	12
Property, plant and equipment	81	25	106
Intangibles	41	76	117
Goodwill	589	(152)	437
Deferred income tax assets	35	(30)	5
Other non-current assets	29	16	45
Short-term debt	(376)	—	(376)
Other current liabilities	(354)	(7)	(361)
Non-current liabilities	(9)	2	(7)
Assets of discontinued operations	1,128	92	1,220
Liabilities of discontinued operations	(691)	(1)	(692)
	1,209	—	1,209

Accounts receivable comprise gross contractual amounts receivable of $436-million, of which $9-million was not expected to be collectible as of the acquisition date.

Acquired intangibles include trade names and customer relationships. Trade names have indefinite lives. Customer relationships are amortized over 6 years.

The primary drivers that generate goodwill are the acquisition of a workforce and the estimated value of expected synergies between Agrium and AWB, including expansion of geographical coverage for the sale of crop inputs and cost savings opportunities. We allocated $411-million of goodwill to the Retail business unit and $26-million to the Wholesale business unit. Goodwill is not deductible for income tax purposes.

We used an independent valuation to assist us in determining fair values of the assets acquired and liabilities assumed in the transaction. We completed our valuation in the fourth quarter of 2011. Amounts recognized prior to completion of our final valuation were based on provisional assessments of fair value. We restated 2010 comparative balance sheet information to reflect our final valuation. Changes in depreciation and amortization charges on property, plant and equipment and intangibles were not material.

98    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Unaudited pro forma consolidated summary results of operations (prepared as if the acquisition of AWB had occurred on January 1, 2010)	2010
Sales	15,604
Net earnings	668

Sales of AWB for the year ended December 31, 2011 were $2,157-million. It is impracticable to provide net earnings information of AWB for the same period because corporate overheads of AWB are integrated with those of Agrium.

Acquisition costs of $37-million are included in other expenses in 2010.

Other acquisitions

	Date	Consideration	Purchase type	Business unit	Description
Cerealtoscana S.p.A. and Agroport	May 2, 2011	27	100% of shares	Wholesale	Crop input distribution
Evergro Canada	July 4, 2011	52	Assets	AAT	Crop input manufacturing and distribution
International Mineral Technologies	July 7, 2011	44	Assets	AAT / Retail	Crop input manufacturing and distribution
Other	various	60	—	Retail	—

AGRIUM 2011 ANNUAL REPORT    99

4. DISCONTINUED OPERATIONS

Discontinued operations include the operations of the Commodity Management and other businesses of AWB, sold on May 11, 2011. Cash received from the sale was $694-million. Also included are the operations and assets and liabilities of the Commodity Management businesses not included in the sale.

Condensed information of discontinued operations	December 31,
	2011	2010
Operating information
Sales (a)	1,662	313
Expenses (b)	1,773	333
Loss before income taxes	(111)	(20)
Income taxes	22	(3)
Consolidated net loss from discontinued operations	(133)	(17)
Cash (used in) provided by
Operating activities	(119)	(252)
Investing activities	16	(1)
Financing activities	52	298
	(51)	45
Balance sheet information
Accounts receivable	32	743
Inventories	32	551
Prepaid expenses and deposits	—	14
Other current assets	4	12
Current assets	68	1,320
Property, plant and equipment	1	86
Goodwill	—	79
Other assets	—	2
Deferred income tax assets	1	17
Non-current assets	2	184
	70	1,504
Short-term debt	13	471
Accounts payable	40	549
Current liabilities	53	1,020
Deferred income tax liabilities	—	3
Non-current liabilities	—	3
	53	1,023

(a)	Includes revenue from related parties (grain pools) of $366-million (December 31, 2010 – $59-million). Grain pools are trusts that collect grain from growers and market it on their behalf. AWB collected management fees from grain pools and had title to grain assets, but participating growers retained all rights to and obligations for net earnings and gains or losses of the pools.
(b)	Includes a loss of $10-million on the sale of discontinued operations.

100    CULTIVATING PERFORMANCE. DELIVERING VALUE.

5. EXPENSES

Other expenses	2011	2010
Realized loss on derivative financial instruments	83	39
Unrealized (gain) loss on derivative financial instruments	(46)	42
Gain on disposal of marketable securities	—	(52)
Interest income	(78)	(50)
Foreign currency translation gain	(43)	(47)
Asset impairment (note 15)	61	—
Bad debt expense	26	31
Potash profit and capital tax	50	27
Acquisition costs	—	37
Other	70	22
	123	49

Depreciation and amortization	2011	2010
Depreciation on property, plant and equipment	291	255
Amortization of intangibles	89	62
Other	1	17
	381	334

6. FINANCE COSTS

	2011	2010
Finance costs related to long-term debt	101	88
Other finance costs
Environmental remediation and asset retirement obligations	12	9
Other interest expense	47	22
	59	31
	160	119

7. PERSONNEL COSTS

	1,297	1,297
Total personnel expenses	2011	2010
Short-term employee benefits	1,288	1,001
Post-employment benefits	60	45
Share-based payments	(51)	111
	1,297	1,157

	1,297	1,297
Compensation of key management personnel	2011	2010
Short-term employee benefits	12	10
Post-employment benefits	3	5
Share-based payments	(35)	54
	(20)	69

AGRIUM 2011 ANNUAL REPORT    101

8. INCOME TAXES

Components of income taxes	2011	2010
Current income taxes	405	251
Origination and reversal of temporary differences	150	2
Change in Canadian tax legislation	—	11
Deferred income taxes	150	13
	555	264

Reconciliation of statutory tax rate to effective tax rate	2011	2010
Earnings before income taxes
Canadian	1,163	394
Foreign	900	600
	2,063	994
Statutory rate (%) (a)	27	29
Income taxes at statutory rates	562	285
Foreign currency (losses) gains relating to Canadian operations	(4)	18
Differences in foreign tax rates	(7)	(33)
Non-deductible share-based payments expense	1	25
Recognition of previously unrecognized tax assets	—	(28)
Other	3	(3)
Income taxes	555	264
Current
Canadian	188	74
Foreign	217	177
	405	251
Deferred
Canadian	130	70
Foreign	20	(57)
	150	13
	555	264

(a)	Effective January 1, 2011, the federal statutory tax rate in Canada decreased by 1.5 percent.

102    CULTIVATING PERFORMANCE. DELIVERING VALUE.

	Components of deferred income tax liabilities (assets)		Components recognized in earnings		Components not recognized in earnings
	2011	2010	2011	2010	2011	2010
Receivables, inventories and accrued liabilities	(133)	(105)	(28)	2	—	(14)
Property, plant and equipment	293	247	49	16	(3)	6
Intangibles	187	214	(27)	(21)	—	23
Asset retirement and environmental remediation	(95)	(76)	(19)	5	—	(2)
Post-employment benefits	(55)	(39)	1	5	(17)	(6)
Incentives	(27)	(61)	43	(9)	(9)	—
Deferred income	340	196	153	43	(9)	8
Loss carry-forwards (a)	(41)	(23)	(18)	(18)	—	—
Other	105	115	(4)	(10)	(6)	(20)
Deferred income tax liabilities (assets)	574	468	150	13	(44)	(5)

Deferred income tax assets	(63)	(22)
Deferred income tax liabilities	637	490
Net deferred income tax liabilities	574	468

(a)	Unused tax losses of $29-million expiring through 2031 have not been recognized in the financial statements.

9. EARNINGS PER SHARE

	2011	2010
Numerator
Consolidated net earnings from continuing operations for the year attributable to equity holders of Agrium	1,504	730
Consolidated net loss from discontinued operations for the year attributable to equity holders of Agrium	(133)	(17)
Consolidated net earnings for the year attributable to equity holders of Agrium	1,371	713
Denominator
Weighted average number of shares outstanding for basic earnings per share	158	157
Dilutive instruments – stock options	—	1
Weighted average number of shares outstanding for diluted earnings per share	158	158

10. ADDITIONAL CASH FLOW INFORMATION

Cash and cash equivalents	December 31,		January 1,
	2011	2010	2010
Cash	911	312	870
Short-term investments	435	323	63
	1,346	635	933

AGRIUM 2011 ANNUAL REPORT    103

	11,137	11,137
Net changes in non-cash working capital	2011	2010
Accounts receivable and income taxes receivable	(550)	(152)
Inventories	(495)	(39)
Prepaid expenses and deposits	229	(267)
Marketable securities	(11)	7
Accounts payable and income taxes payable	96	(145)
	(731)	(596)

11. ACCOUNTS RECEIVABLE

	11,137	11,137	11,137
	December 31,		January 1,
	2011	2010	2010
Trade accounts	1,936	1,665	1,092
Allowance for doubtful accounts	(70)	(53)	(46)
Rebates and other non-trade accounts	94	96	68
Derivative financial instruments	8	4	6
Other taxes	16	47	13
	1,984	1,759	1,133

12. INVENTORIES

	11,137	11,137	11,137
	December 31,		January 1,
	2011	2010	2010
Raw materials
Retail	69	25	24
Wholesale	213	229	193
Advanced Technologies	22	13	14
	304	267	231
Finished goods
Retail	81	64	89
Wholesale	230	147	205
Advanced Technologies	50	53	44
	361	264	338
Product for resale
Retail	2,024	1,728	1,451
Wholesale	240	212	96
Advanced Technologies	27	27	21
	2,291	1,967	1,568
	2,956	2,498	2,137

Depreciation recorded in inventory	17	16	16

	11,137	11,137
Recorded in cost of product sold	2011	2010
Depreciation and amortization	187	205
Direct freight	218	223
Cost of purchased and manufactured inventory	10,732	7,667
	11,137	8,095

104    CULTIVATING PERFORMANCE. DELIVERING VALUE.

13. PROPERTY, PLANT AND EQUIPMENT

December 31, 2011	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
December 31, 2010	91	943	3,009	331	87	4,461
Additions	18	60	220	372	21	691
Acquisitions	—	7	33	4	—	44
Disposals	(3)	(24)	(98)	—	(2)	(127)
Other adjustments	2	5	50	(65)	(1)	(9)
Foreign currency translation	2	(12)	(44)	(13)	(1)	(68)
December 31, 2011	110	979	3,170	629	104	4,992
Accumulated depreciation
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Depreciation	—	(62)	(222)	—	(8)	(292)
Disposals	—	13	65	—	—	78
Other adjustments	—	(1)	(1)	—	3	1
Foreign currency translation	—	5	30	—	1	36
December 31, 2011	—	(435)	(1,969)	—	(55)	(2,459)
Net book value	110	544	1,201	629	49	2,533

December 31, 2010	Land	Buildings and improvements	Machinery and equipment	Assets under construction	Other	Total
Cost
January 1, 2010	73	702	2,888	274	78	4,015
Additions	11	150	228	110	7	506
Acquisitions	9	47	43	7	—	106
Disposals	(5)	(34)	(260)	—	(2)	(301)
Other adjustments	2	63	31	(73)	(2)	21
Foreign currency translation	1	15	79	13	6	114
December 31, 2010	91	943	3,009	331	87	4,461
Accumulated depreciation
January 1, 2010	—	(338)	(1,833)	—	(47)	(2,218)
Depreciation	—	(48)	(202)	—	(5)	(255)
Disposals	—	22	235	—	1	258
Other adjustments	—	(18)	12	—	4	(2)
Foreign currency translation	—	(8)	(53)	—	(4)	(65)
December 31, 2010	—	(390)	(1,841)	—	(51)	(2,282)
Net book value	91	553	1,168	331	36	2,179

Depreciation on property, plant and equipment	2011	2010
Cost of product sold	182	185
Selling	87	60
General and administrative	22	10
	291	255
Depreciation recorded in inventory	17	16

AGRIUM 2011 ANNUAL REPORT    105

14. INTANGIBLES AND GOODWILL

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
December 31, 2010	55	602	66	149	872	2,271
Additions developed internally	—	—	8	—	8	—
Acquisitions	—	45	—	16	61	62
Disposals	—	—	(6)	(1)	(7)	(26)
Other adjustments	—	6	10	(4)	12	(17)
Foreign currency translation	1	—	—	—	1	(13)
December 31, 2011	56	653	78	160	947	2,277
Accumulated amortization
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Amortization	(2)	(49)	(21)	(17)	(89)	—
Disposals	—	—	6	—	6	—
Other adjustments	—	—	(8)	(1)	(9)	—
Foreign currency translation	—	(1)	—	1	—	—
December 31, 2011	(9)	(158)	(37)	(65)	(269)	—
Net book value	47	495	41	95	678	2,277

December 31, 2011	Trade names	Customer relationships	Technology	Other	Total intangibles	Goodwill
Cost
January 1, 2010	31	537	24	138	730	1,804
Acquisitions	24	55	37	1	117	437
Disposals	—	—	—	(1)	(1)	—
Other adjustments	—	10	4	11	25	3
Foreign currency translation	—	—	1	—	1	27
December 31, 2010	55	602	66	149	872	2,271
Accumulated amortization
January 1, 2010	(5)	(69)	(9)	(30)	(113)	—
Amortization	(2)	(38)	(3)	(19)	(62)	—
Disposals	—	—	—	1	1	—
Other adjustments	—	—	(1)	—	(1)	—
Foreign currency translation	—	(1)	(1)	—	(2)	—
December 31, 2010	(7)	(108)	(14)	(48)	(177)	—
Net book value	48	494	52	101	695	2,271

Amortization of finite-lived intangibles	2011	2010
Cost of product sold	4	3
Selling	67	49
General and administrative	18	10
	89	62

Trade names with a cost of $41-million (December 31, 2010 – $41-million, January 1, 2010 – $17-million) have indefinite useful lives for accounting purposes and accordingly are not amortized.

Goodwill impairment testing

We have allocated goodwill primarily to two groups of CGUs: North and South American Retail and Australian Retail. In our annual impairment test of goodwill we did not identify impairment. We use a fair value less costs to sell methodology for testing impairment. Fair value less costs to sell is calculated as the net present value of projected risk-adjusted post-tax cash flows over five years plus a terminal value of the CGU.

106    CULTIVATING PERFORMANCE. DELIVERING VALUE.

We adjust discount rates for the risk associated with achieving our forecasts. Key assumptions used in testing are:

☐	Sales growth rates, based on internal forecasts and internal and external market information including crop nutrient price benchmarks;

☐	Profit margins, based on past experience and adjusted for expected changes;

☐	Capital expenditures;

☐	Discount rate, based on a capital asset pricing model using observable market data inputs;

☐	Long-term growth rate, which does not exceed the long-term projected growth rates for the relevant markets; and

☐	Achievement of synergies from the AWB acquisition.

Details of impairment testing	North and South American Retail	Australian Retail
Pre-tax discount rate (%)	12.1	11.6
Terminal growth rate per annum (%)	2.5	2.5
Goodwill allocated	$1,778-million	$410-million
Excess of recoverable amount over carrying value	$171-million	$203-million
Change that would result in carrying value equal to recoverable amount
Increase in pre-tax discount rate (%)	0.6	1.7
Decrease in long-term growth rate (%)	0.7	2.5
Decrease in forecasted EBITDA growth over forecast period (%) (a)	0.2	0.5

(a)	Earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment.

15. INVESTMENTS IN ASSOCIATES

	Reporting		December 31,		January 1,
	period	Interest (%)	2011	2010	2010
Misr Fertilizers Production Company S.A.E. (“MOPCO”) a private company operating in Egypt	September 30	26	279	274	270
Hanfeng Evergreen Inc. (“Hanfeng”), listed on the TSX	September 30	20	29	86	87
Five Star Flour Mills Company S.A.E.	November 30	30	21	28	—
Other			26	17	13
			355	405	370

At December 31, 2011, we recorded an impairment of $61-million to our investment of 12.1 million common shares in Hanfeng. Impairment was necessary because of a significant and prolonged decline in market price of Hanfeng below our carrying value and a change in our operating strategy in China. We determined fair value using listed share prices.

	1,168	1,168	1,168
Summarized financial information of associates	December 31,		January 1,
	2011	2010	2010
Current assets	557	469	470
Non-current assets	1,811	1,446	894
	2,368	1,915	1,364
Current liabilities	298	234	156
Non-current liabilities	870	618	226
	1,168	852	382

		2011	2010
Sales		793	444
Expenses		621	307
Net earnings		172	137

AGRIUM 2011 ANNUAL REPORT    107

16. INTERESTS IN JOINT VENTURES

We have a 50 percent ownership interest in Profertil S.A. (“Profertil”, a joint venture with Repsol-YPF S.A.), an Argentina-based manufacturer and wholesale distributor of nitrogen products. A contractual agreement between us and the joint venture partner establishes joint control over Profertil. This investment is recorded in the Wholesale operating segment.

The consolidated statements of operations, statements of cash flows and balance sheets include, on a proportionate basis, our interest in Profertil, and other joint ventures operating in the United States, Europe and Australia.

Summary of interests in joint ventures

Proportionate share of operations	2011	2010
Sales	528	347
Expenses	373	257
Income taxes	59	32
Proportionate share of net earnings of joint ventures	96	58

Proportionate share of cash flows	2011	2010
Operating activities	118	38
Investing activities	(21)	(10)
Financing activities	(62)	(43)
Effect of exchange rate changes on cash and cash equivalents	1	(4)
Proportionate share of increase (decrease) in cash and cash equivalents of joint ventures	36	(19)

	283	283	283
Proportionate share of assets and liabilities	December 31,		January 1,
	2011	2010	2010
Current assets	177	231	111
Non-current assets	216	253	202
	393	484	313
Current liabilities	22	133	69
Non-current liabilities	88	19	31
	110	152	100
Proportionate share of net assets of joint ventures	283	332	213
Cumulative earnings from our interests in joint ventures included in retained earnings	97	91	59
17. OTHER ASSETS
	December 31,		January 1,
	2011	2010	2010
Other financial assets
Investments	10	2	25
Receivables	58	34	22
Derivative financial instruments	6	3	3
	74	39	50
Other non-financial assets	23	9	38
	97	48	88

108    CULTIVATING PERFORMANCE. DELIVERING VALUE.

18. DEBT

			December 31, 2011			December 31, 2010	January 1, 2010
	Maturity	Rate (%) (a)	Total	Unutilized	Utilized	Utilized	Utilized
Short-term debt (b)
Multi-jurisdictional facility (c)	2016	—	1,600	1,600	—	—	—
North American facility (c)	2012	—	100	100	—	—	—
European facilities (d)	2013	1.13	326	148	178	142	74
South American facilities	2012	3.17	119	52	67	55	32
Australian facilities (c)	—	—	—	—	—	320	—
			2,145	1,900	245	517	106

Current portion of long-term debt					20	125	—

Long-term debt
Floating rate bank loans	2013-2016				35	14	26
Floating rate bank loans	2013				460	460	460
6.125% debentures (e)	2041				500	500	—
6.75% debentures (e)	2019				500	500	500
7.125% debentures (e)	2036				300	300	300
7.7% debentures (e)	2017				100	100	100
7.8% debentures (e)	2027				125	125	125
8.25% debentures (e)	2011				—	—	125
Other (f)					98	141	73
					2,118	2,140	1,709
Unamortized transaction costs					(20)	(22)	(10)
					2,098	2,118	1,699

(a)	Weighted average rates at December 31, 2011.
(b)	The facilities bear interest at various base rates plus a fixed or variable margin.
(c)	In 2011, we entered into a syndicated unsecured multi-jurisdictional revolving credit facility consisting of North American and Australian tranches and an accordion feature that allows us to request an increase in the facility of up to $900-million. This facility replaces our North American and Australian accounts receivable securitization facilities which we terminated in late 2011 and a North American facility which we reduced to $100-million from $775-million in January 2012. Outstanding letters of credit issued under our North American facility at December 31, 2011 were $87-million reducing credit available under the facility.
(d)	Of the total facility, $7-million (December 31, 2010 – $1-million, January 1, 2010 – $137-million) was secured. Security pledged for the utilized balance included accounts receivable and inventory with a total carrying value of $8-million (December 31, 2010 – $4-million, January 1, 2010 – $87-million). The utilized balance includes EUR- denominated debt of $106-million (December 31, 2010 – $93-million, January 1, 2010 – $31-million).
(e)	Debentures have various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.
(f)	Includes South American facilities of $75-million (December 31, 2010 – $115-million) that bear interest at 4.81 percent repayable in 2013 and 2014.

19. ACCOUNTS PAYABLE

	December 31,		January 1,
	2011	2010	2010
Trade	1,165	1,009	982
Customer prepayments	826	840	529
Accrued liabilities	696	633	382
Other taxes	45	82	47
Accrued interest	42	32	30
Dividends	36	9	9
Derivative financial instruments	25	51	14
Share-based payments	124	159	101
	2,959	2,815	2,094

AGRIUM 2011 ANNUAL REPORT    109

20. POST-EMPLOYMENT BENEFITS

Obligations and assets	Defined benefit pension plans		Post-retirement benefit plans
	2011	2010	2011	2010
Change in defined benefit obligations
Balance, beginning of year	230	204	68	56
Foreign currency translation on Canadian obligations	(3)	6	(2)	3
Employee contributions	—	—	1	1
Interest cost	12	12	3	3
Service cost	6	4	3	2
Actuarial loss	37	22	8	5
Benefits paid	(10)	(18)	(2)	(2)
Balance, end of year	272	230	79	68
Arising from:
Funded plans	232	199	—	—
Unfunded plans	40	31	79	68
	272	230	79	68
Change in plan assets
Fair value, beginning of year	162	154	—	—
Foreign currency translation on Canadian assets	(2)	2	—	—
Expected return on plan assets	10	10	—	—
Actuarial (loss) gain recognized in equity	(13)	4	—	—
Employer contributions	12	8	1	1
Employee contributions	—	—	1	1
Benefits paid	(10)	(16)	(2)	(2)
Fair value, end of year	159	162	—	—
Unfunded status and provision for post-employment benefits	113	68	79	68

	2011	2010
Actual return on defined benefit plan assets	(3)	14
Experience adjustments on plan liabilities	4	—
Experience adjustments on plan assets	13	(4)

Historical information	December 31,		January 1,
	2011	2010	2010
Present value of defined benefit obligation	351	298	260
Fair value of plan assets	159	162	154
Deficit in the plan	192	136	106

The estimated aggregate expected contribution to fund our defined benefit plans for 2012 is $10-million.

110    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Actuarial calculations of expense	2011	2010
Defined benefit pension plans
Service cost for benefits earned during the year	6	4
Interest cost on accrued benefit obligations	12	12
Expected return on plan assets	(10)	(10)
Net expense	8	6
Post-retirement benefit plans
Service cost for benefits earned during the year	3	2
Interest cost on accrued benefit obligations	3	3
Net expense	6	5
Defined contribution pension plans	46	34
Total expense	60	45

Expense line-items	2011	2010
Cost of product sold	32	24
General and administrative	23	17
Other expenses	5	4
	60	45

Actuarial loss recognized in other comprehensive income	2011	2010
Cumulative balance, beginning of year	22	—
Amounts recognized during the year	58	22
Cumulative balance, end of year	80	22

Actuarial assumptions (percent) (expressed as weighted averages)	Future benefits obligations		Future benefits expenses
	2011	2010	2011	2010
Defined benefit pension plans
Discount rate	4	5	5	6
Expected long-term rate of return on assets	N/A	N/A	6	7
Rate of increase in compensation levels	4	3	4	3
Post-retirement benefit plans
Discount rate	4	5	5	5

The discount rate assumed is the rate at which the pension and post-retirement obligations could effectively be settled. The rate is based on high-quality (minimum rating of AA or greater) fixed income investments with cash flows that match the timing and amount of the plans’ expected cash flows.

Our assumption for the expected long-term rate of return on assets is based on the long-term expectations of inflation, together with the expected long-term real return for each asset class, weighted in accordance with the stated investment policy for the plan. Expectations of real returns and inflation are based on a combination of current market conditions, historical capital market data and future expectations.

Assumed and ultimate health care cost trend rates	2011	2010
Health care cost trend rate assumed for the next fiscal year	8	8
Ultimate health care cost trend rate	5	5
Fiscal year the rate reaches the ultimate trend rate	2018	2018

AGRIUM 2011 ANNUAL REPORT    111

Effect of assumed health care cost trend rate changes	One percentage point increase		One percentage point decrease
	2011	2010	2011	2010
Effect on accumulated post-employment benefit obligation	11	8	(8)	(7)
Effect on total of service and interest cost	1	1	(1)	(1)

Mortality assumptions are based on the latest available standard mortality tables. At December 31, 2011, the average total life expectancy for males and females currently aged 60 years was 24 years and 27 years, respectively (2010 – 23 years and 26 years).

Asset allocation and investment strategy

Our investment objective is to maximize long-term return on plan assets through using a mix of equities and fixed income investments while managing an appropriate level of risk. The equity investments are diversified across Canadian and foreign securities. It is our policy not to invest in commodities, precious metals, mineral rights, bullion or collectibles. Equity securities held by the plans do not include any of our common shares. Derivative financial instruments may be used to create a desirable asset mix position, adjust the duration of a fixed income portfolio, replicate the investment performance of interest rates or a recognized capital market index, manage currency exposure, and reduce risk. Derivative financial instruments may not be used to create exposures to securities which would not otherwise be permitted under our investment policy.

Defined benefit plans – asset allocation Asset categories (percent)	Target allocation	Plan assets
	2012	2011	2010
Equity securities	62	61	61
Debt securities	38	38	38
Cash and other	—	1	1

For Canadian registered plans, the effective dates of the most recent actuarial valuations for funding purposes were December 31, 2010 for the Agrium Retirement Plan and December 31, 2009 for the Agrium Pension Plan for Potash Unionized Employees. The next required valuation dates for funding calculation purposes are December 31, 2011 and December 31, 2012, respectively.

For U.S. registered plans, the effective date of the most recent actuarial valuation for funding purposes was January 1, 2011 and the next required valuation is January 1, 2012.

21. OTHER PROVISIONS

December 31, 2011	Environmental remediation (a)	Asset retirement (b)	Legal contingencies	Total
December 31, 2010	125	181	34	340
Additional provisions or changes in estimate	24	36	15	75
Draw-downs	(19)	(12)	(11)	(42)
Reversals	(4)	(2)	(3)	(9)
Accretion	5	7	—	12
Other adjustments	—	2	(8)	(6)
Foreign currency translation	—	(3)	—	(3)
December 31, 2011	131	209	27	367
Current portion	38	3	27	68
Non-current portion	93	206	—	299
	131	209	27	367

112    CULTIVATING PERFORMANCE. DELIVERING VALUE.

December 31, 2010	Environmental remediation (a)	Asset retirement (b)	Legal contingencies	Total
January 1, 2010	122	139	46	307
Additional provisions or changes in estimate	10	56	16	82
Acquisitions	6	—	5	11
Draw-downs	(19)	(7)	(15)	(41)
Reversals	(2)	(15)	(20)	(37)
Accretion	3	6	—	9
Other adjustments	3	(1)	2	4
Foreign currency translation	2	3	—	5
December 31, 2010	125	181	34	340
Current portion	10	—	34	44
Non-current portion	115	181	—	296
	125	181	34	340

(a)	We estimate that our environmental remediation liabilities will be settled between 2012 and 2038. Obligations are estimated using discount rates from 1.00 percent to 4.55 percent.
(b)	Mining, extraction, processing and distribution activities result in asset retirement obligations in the normal course of operations. Obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after closure. Expenditures for the obligations are expected to occur over the next 30 years with the exception of potash operations, which are expected to occur after 100 years. Timing of expenditure is dependent on a number of factors such as the life and nature of the asset, legal requirements, and technology. Obligations are estimated using discount rates from 2.05 percent to 4.55 percent.

Estimated future environmental remediation and asset retirement expenditures for the next five years (undiscounted)	Less than one year	One to three years	Four to five years
Asset retirement obligations	16	16	22
Environmental remediation liabilities	57	33	26
	73	49	48

22. OTHER LIABILITIES

	December 31,		January 1,
	2011	2010	2010
Other financial liabilities
Derivative financial instruments	16	33	25
Other	20	14	9
	36	47	34
Other non-financial liabilities
Share-based payments	23	76	48
	59	123	82

AGRIUM 2011 ANNUAL REPORT    113

23. SHARE-BASED PAYMENTS

Plan	Eligibility	Granted	Vesting period	Term	Settlement

Stock Options and Tandem Stock Appreciation Rights (“TSARs”)	Officers and employees	Annually	25% per year over four years	10 years	Cash or shares

Stock Appreciation Rights (“SARs”)	Certain employees outside Canada	Annually	25% per year over four years	10 years	Cash

Performance Share Units (“PSUs”)	Executive officers and other eligible employees	Annually	On the third anniversary of the grant date	N/A	Cash

Director’s Deferred Share Units (“DSUs”)	Directors	At the discretion of the Board of Directors	Fully vested upon grant	N/A	In cash on Director’s departure from the Board

Stock Options and Tandem Stock Appreciation Rights Plan

The stock option plan permits the attachment of SARs to all grants of options. Option holders who are granted TSARs have the right to surrender vested options as cash or shares. The election to settle a TSAR in cash entitles the holder to receive a cash payment equal to the excess of the U.S. dollar equivalent of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the TSAR. We expect the majority of option holders will elect to exercise their options as a SAR, surrender their options and therefore receive settlement in cash.

The Board may accelerate vesting under the plan on the retirement, termination, death or disability of an optionee or on a change in ownership or control of Agrium.

Options and TSARs activity	2011		2010
(number of units in thousands; weighted average price in U.S. dollars)	Options	Price	Options	Price
Outstanding, beginning of year	2,521	36.98	2,901	31.16
Granted	179	91.07	238	63.20
Forfeited	(109)	37.05	(196)	28.66
Exercised	(156)	16.92	(422)	17.23
Expired	(3)	61.03	—	—
Outstanding, end of year	2,432	42.16	2,521	36.98
Exercisable, end of year	1,762	34.12	1,622	29.21
Maximum available for future grants, end of year	923		991
Cash received from equity settled awards		5		8
Tax benefit from equity settled awards		1		3

114    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Options and TSARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2011	Options Outstanding			Options Exercisable
Range of exercise prices	Remaining contractual life	Options	Exercise price	Options	Exercise price
Less than 15.86	2	496	15.44	496	15.44
15.87 to 39.56	4	408	24.33	408	24.33
39.57 to 40.02	5	364	39.73	364	39.73
40.03 to 61.43	7	483	40.49	236	40.62
61.44 to 94.15	8	681	74.81	258	71.66
	5	2,432	42.16	1,762	34.12

Stock Appreciation Rights Plan

SARs entitle an employee to receive a cash payment equal to the excess of the highest price of our shares on the NYSE on the date of exercise over the exercise price of the right.

SARs activity	2011		2010
(number of units in thousands; weighted average price in U.S. dollars)	SARs	Price	SARs	Price
Outstanding, beginning of year	487	44.92	497	39.63
Granted	59	91.13	79	63.15
Forfeited	—	—	(4)	40.30
Exercised	(41)	37.76	(84)	30.74
Expired	(1)	63.22	(1)	60.37
Outstanding, end of year	504	50.87	487	44.92
Exercisable, end of year	306	41.81	246	37.78

SARs outstanding (number of units in thousands; weighted average remaining contractual life in years; weighted average exercise price in U.S. dollars)

At December 31, 2011	SARs Outstanding			SARs Exercisable
Range of exercise prices	Remaining contractual life	Units	Exercise price	Units	Exercise price
Less than 38.53	4	89	24.20	89	24.20
38.54 to 40.02	5	98	39.73	98	39.73
40.03 to 49.02	7	122	40.30	56	40.30
49.03 to 68.65	8	73	63.15	17	63.14
68.66 to 91.13	8	122	82.46	46	74.29
	6	504	50.87	306	41.81

Performance Share Unit Plan

PSUs vest based upon the relative ranking of our average quarterly total shareholder return over a three-year performance cycle, compared against the average quarterly total shareholder return over the same period of a peer group of companies. The number of units that vest ranges between none of the original PSUs granted, up to 150 percent of the original PSUs granted, depending on our relative performance ranking.

The value of each PSU granted is based on our average common share price as traded on the NYSE during the last five closing days of the three year cycle. When cash dividends are paid on our common shares, additional PSUs of equivalent value are credited to the designated employee’s account.

AGRIUM 2011 ANNUAL REPORT    115

PSU activity (number of units in thousands)	2011	2010
Outstanding, beginning of year	659	688
Granted	166	200
Forfeited	(9)	(8)
Exercised	(144)	(221)
Outstanding, end of year	672	659

Director Deferred Share Unit Plans

We have two DSU plans. Under the first plan, directors can elect to have a portion or all of their director’s fees paid in DSUs. The number of DSUs issued is calculated by dividing the director’s fees by the fair market value of our common shares on the date that the fees become payable.

Under the second plan, we have a DSU plan for directors permitting grants at the discretion of the Board of Directors. Under this plan, a specified number of DSUs may be granted to each director upon the approval of the Board of Directors.

Compensation (recovery) expense by plan	2011	2010
Stock options and TSARs	(33)	58
SARs	(9)	18
PSUs	(6)	28
DSUs	(3)	7
	(51)	111

	December 31,		January 1,
	2011	2010	2010
Total fair value liability for cash-settled plans	147	235	149
Total intrinsic liability for cash-settled plans	108	194	112

At December 31, 2011, there was $17-million of unrecognized compensation expense for unvested awards. During 2011, cash of $32-million was used to settle our liability for awards exercised.

Valuation models

The fair value of TSARs and SARs is determined using a Black-Scholes model and the fair value of PSUs is determined using a Monte Carlo model, taking into account the terms and conditions upon which the share options were granted. The expected annual volatility is estimated considering historic share price volatility.

	December 31,
Valuation model inputs	2011	2010
Grant price (U.S. dollars)	38.45	35.14
Share price (U.S. dollars)	67.11	91.75
Expected annual volatility (%)	0.47	0.50
Risk free interest rate (%)	0.76	1.89
Expected annual dividend yield (%)	0.58	0.12
Expected life (years)	4	5
Forfeiture rate (%)	—	—

116    CULTIVATING PERFORMANCE. DELIVERING VALUE.

24. FINANCIAL INSTRUMENTS

Risk management

In the normal course of business, our balance sheet, results of operations and cash flows are exposed to various risks. On an annual basis, the Board approves a strategic plan that takes into account the opportunities and major risks of our business and mitigation factors to reduce these risks. The Board also reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. We manage risk in accordance with our Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. Risks we manage include:

Item	Affected by	Risk management policies
Sales	Product prices, foreign currency exchange rates	Foreign currency forward and option contracts

Cost of product sold - natural gas and power	Price of natural gas and power	Natural gas forward, swap and option contracts and heat rate swap contracts

Cost of product sold - product purchased for resale	Price of nutrients purchased for resale	Nutrient swaps and fixed price product purchase commitments

Selling, general and administrative, and other expenses denominated in local currencies	Foreign currency exchange rates	Foreign currency forward and option contracts

Capital expenditures	Foreign currency exchange rates	Foreign currency forward and option contracts

Interest expense	USD, EUR and AUD interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Financial instruments

Market risk - currency risk	USD balances in Canadian, Australian and European subsidiaries; Foreign currencies held in USD denominated subsidiaries	Foreign currency forward and option contracts to manage risk for up to three years

Market risk - natural gas, power and nutrient price risk	Market prices of natural gas, power and nutrients	Natural gas forward, swap and option contracts and heat rate swap contracts to manage power price risk for up to five years

Market risk - interest rate risk	Changes in market interest rates	Maintaining a combination of fixed and floating rate debt; interest rate swaps to manage risk for up to 10 years

Credit risk	Ability of customers or counterparties to financial instruments to meet obligations	Credit approval and monitoring practices; counterparty policies

Liquidity risk	Fluctuations in cash flows	Preparation and monitoring of detailed forecasts of cash flows; maintenance of cash balances and uncommitted, multiple year credit facilities

AGRIUM 2011 ANNUAL REPORT    117

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in the market prices. Market risk is comprised of: currency risk, commodity price risk and interest rate risk.

Sensitivity analysis to risk is provided where the effect on earnings or shareholders’ equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variable at the reporting date to financial instruments outstanding on that date while assuming all other variables remain constant. These analyses were performed on the same basis as we applied in 2010.

a) Currency risk

U.S. dollar denominated transactions in our Canadian operations generate foreign currency gains and losses on outstanding balances which are recognized in earnings.

Impact of U.S. dollar changes on net earnings	December 31,		January 1,
	2011	2010	2010
Net U.S. dollar denominated asset balance in Canadian operations	730	625	254
A $10-million impact requires a strengthening or weakening in the U.S. dollar against the Canadian dollar	0.02	0.02	0.06

Balances in non-U.S. dollar subsidiaries generate foreign currency translation gains and losses which are included in comprehensive income.

Balances in non-U.S. dollar subsidiaries (in U.S. dollar equivalent)	December 31,						January 1,
	2011			2010			2010
	CAD	EUR	AUD	CAD	EUR	AUD	CAD	EUR
Cash and cash equivalents	341	10	81	40	6	165	(2)	5
Accounts receivable	211	93	428	126	141	447	69	65
Short-term debt	—	(165)	(1)	—	(142)	(308)	—	(31)
Accounts payable	(718)	(65)	(290)	(540)	(86)	(308)	(183)	(38)
Current portion of other provisions	(22)	—	(11)	(128)	—	—	(80)	—
	(188)	(127)	207	(502)	(81)	(4)	(196)	1

Impact of U.S. dollar changes on comprehensive income	December 31,
	2011			2010
	CAD	EUR	AUD	CAD	EUR
A $10-million increase requires a strengthening (weakening) against the U.S. dollar	(0.06)	(0.07)	0.05	(0.02)	(0.11)
A $10-million decrease requires a strengthening (weakening) against the U.S. dollar	0.05	0.06	(0.05)	0.02	0.08

We manage changes in foreign currencies using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2011 was a loss of $40-million (2010 – loss of $27-million) which is reported in other expenses, of which a loss of $64-million (2010 – gain of $1-million) has been realized.

118    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Foreign exchange derivative financial instruments outstanding

Sell/Buy	December 31, 2011			December 31, 2010			January 1, 2010
	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)	Notional (millions, buy currency)	Maturities	Fair value assets (liabilities)
Forwards
USD/CAD	—	—	—	CAD 40	2011	3	CAD 46	2010	1
CAD/USD	—	—	—	USD 370	2011	(7)	—	—	—
USD/AUD	AUD 65	2012	1	—	—	—	—	—	—
AUD/USD	—	—	—	USD 381	2011	(24)	—	—	—
AUD/CAD	CAD 227	2012	(2)	—	—	—	—	—	—
EUR/USD	—	—	—	—	—	—	USD 9	2010	—
GBP/USD	—	—	—	—	—	—	USD 2	2010	—
Swaps
USD/AUD	AUD 31	2012	—	—	—	—	—	—	—
			(1)			(28)			1

b) Commodity price risk

We manage the risk of changes in natural gas, power and nutrient prices using derivative financial instruments. The total change in fair value of non-qualifying derivative financial instruments during 2011 was a gain of $3-million (2010 – loss of $54-million) which is reported in other expenses, of which a loss of $19-million (2010 – loss of $40-million) has been realized.

Natural gas, power and nutrient derivative financial instruments outstanding

	December 31, 2011			December 31, 2010			January 1, 2010
	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)	Notional	Maturities	Fair value assets (liabilities)
Natural gas (BCF)
NYMEX contracts
Swaps - bought	36	2012-2013	(86)	33	2011-2013	(50)	67	2010-2013	(35)
Swaps - sold	(21)	2012-2013	48	—	—	—	—	—	—
Collars (swap with options)	3	2012	—	12	2011-2012	(1)	23	2010-2012	5
El Paso swaps	—	—	—	2	2011	—	—	—	—
AECO contracts
Swaps	5	2012	—	7	2011	(2)	—	—	—
	23		(38)	54		(53)	90		(30)
Power - Swaps (GWh)	272	2012-2013	12	412	2011-2013	4	552	2010-2013	(2)
Nutrient - Urea swaps (short tons)	5	2012	—	—	—	—	24,500	2010	1
			(26)			(49)			(31)

AGRIUM 2011 ANNUAL REPORT    119

	000000000000	000000000000
Impact of change in fair value of natural gas derivative financial instruments	2011	2010
A $10-million increase in net earnings requires an increase in gas prices per MMBtu	1.01	2.17
A $10-million decrease in net earnings requires a decrease in gas prices per MMBtu	(1.01)	(2.30)

c) Interest rate risk

Our exposure to floating interest rate risk is generally limited to short-term debt, floating rate long-term debt and certain cash and cash equivalents. Exposure to fixed interest rate risk is generally limited to our long-term debt.

Our cash and cash equivalents include highly liquid investments with a term of three months or less that earn interest at market rates. We manage interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on our results of operations due to the short term to maturity of the investments.

Credit risk

Credit risk is the risk that a counterparty to a financial instrument will cause a financial loss for Agrium by not discharging its obligations. We manage credit risk through rigorous credit approval and monitoring practices and through the use of credit insurance. Geographic and industry diversity also mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses and other industrial users. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in North and South America and Australia. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market.

Aging of trade accounts receivable

	December 31, 2011		December 31, 2010		January 1, 2010
	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Not past due	1,656	(47)	1,173	(13)	716	(6)
Less than 30 days	161	(5)	241	(3)	155	(2)
30 – 90 days	55	(6)	107	(6)	76	(7)
91 – 180 days	43	(9)	90	(15)	97	(16)
Greater than 180 days	21	(3)	54	(16)	48	(15)
	1,936	(70)	1,665	(53)	1,092	(46)

	000000000000	000000000000
Allowance for doubtful accounts	2011	2010
Balance, beginning of period	53	46
Additions	26	31
Write-offs	(9)	(24)
Balance, end of period	70	53
Balance as a percent of trade accounts receivable	4	4

We may be exposed to certain losses in the event that counterparties to short-term investments and derivative financial instruments are unable to meet their contractual obligations. We manage this counterparty credit risk with policies requiring that counterparties to short-term investments and derivative financial instruments have an investment grade credit rating and policies that limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. We also enter into master netting agreements that mitigate our exposure to counterparty credit risk. At December 31, 2011, all counterparties to derivative financial instruments have maintained an investment grade credit rating and there is no indication that any counterparty will be unable to meet their obligations under derivative financial contracts. The carrying amount of financial assets represents the maximum credit exposure.

120    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Maximum exposure to credit risk	December 31,		January 1,
	2011	2010	2010
Cash and cash equivalents	1,346	635	933
Accounts receivable	1,984	1,759	1,133
Income tax receivable	138	25	114
Marketable securities	—	3	114
Other assets	97	48	88
	3,565	2,470	2,382

Liquidity risk

Liquidity risk is the risk that we will encounter difficulty in meeting our financial obligations when they come due. We manage liquidity risk by monitoring and managing our cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The primary source of liquidity is cash generated from operations and supplemented by credit facilities. We monitor and have access to capital as described under Capital Management, note 28.

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments, including estimated interest payments and excluding the impact of netting agreements.

December 31, 2011	Carrying amount	Contractual cash flows	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
Short-term debt	245	245	245	—	—	—
Accounts payable	2,810	2,810	2,810	—	—	—
Current portion of long-term debt	20	20	20	—	—	—
Long-term debt	2,098	3,952	112	674	212	2,954
Other liabilities	20	20	—	20	—	—
Foreign exchange derivative contracts	2	2	2	—	—	—
Natural gas and nutrient derivative contracts	39	39	24	15	—	—
	5,234	7,088	3,213	709	212	2,954

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Fair values

Financial instrument	Category	Measurement
Cash and cash equivalents (a)	FVTPL	Fair value
Accounts receivable (a)	L&R	Amortized cost
Accounts receivable – derivative financial instruments (b)	FVTPL	Fair value
Marketable securities (b)	AFS or FVTPL	Fair value
Other financial assets (c)	L&R	Amortized cost
Other financial assets (d)	AFS	Fair value
Other financial assets – derivative financial instruments (b)	FVTPL	Fair value
Short-term debt (a)	Financial liabilities	Amortized cost
Accounts payable (a)	Financial liabilities	Amortized cost
Accounts payable – derivative financial instruments (b)	FVTPL	Fair value
Long-term debt (e)	Financial liabilities	Amortized cost
Other financial liabilities (c)	Financial liabilities	Amortized cost
Other financial liabilities – derivative financial instruments (b)	FVTPL	Fair value

(a)	Carrying value approximates fair value due to the short-term nature of the instruments.
(b)	Fair value is recorded at the estimated amount we would receive or pay to terminate the contracts determined based on our assessment of available market information and valuation methodologies based on industry accepted third-party models using assumptions about discount rates and the timing of future cash flows, based on observable market inputs such as interest yield curves.
(c)	Fair value is recorded at the present value of the future cash flows, discounted at the market rate of interest at the reporting date.
(d)	Fair value is derived from active markets where possible, and through the use of valuation techniques including the discounted cash flows model where active markets do not exist. When available, inputs to valuation models are taken from observable markets and where not available judgment is required to establish fair values.
(e)	Fair value of floating rate loans approximates carrying value.

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Fair value and carrying value of financial instruments	2011		2010
	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents – FVTPL	1,346	1,346	635	635
Accounts receivable
Loans and receivables	1,976	1,976	1,755	1,755
Fair value through profit or loss	8	8	4	4
	1,984	1,984	1,759	1,759
Marketable securities – FVTPL	—	—	3	3
Other financial assets
Loans and receivables	58	58	34	34
Available for sale	10	10	2	2
Fair value through profit or loss	6	6	3	3
	74	74	39	39
Short-term debt – amortized cost	245	245	517	517
Accounts payable
Amortized cost	2,810	2,810	2,764	2,764
Fair value through profit or loss	25	25	51	51
	2,835	2,835	2,815	2,815
Current portion of long-term debt
Debentures – amortized cost	—	—	126	125
Floating rate debt – amortized cost	20	20	—	—
	20	20	126	125
Long-term debt
Debentures – amortized cost	1,925	1,525	1,724	1,525
Floating rate debt – amortized cost	573	573	593	593
	2,498	2,098	2,317	2,118
Other financial liabilities
Amortized cost	20	20	14	14
Fair value through profit or loss	16	16	33	33
	36	36	47	47

The weighted average effective interest rate on long-term debt at December 31, 2011 was 5 percent (December 31, 2010 – 6 percent). The fair value of long-term debt is determined using information classified as Level 2.

Fair value hierarchy

Financial assets and liabilities that are carried at fair value are categorized into one of the following levels of the fair value hierarchy depending on the valuation technique used:

Level 1:  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2:  Inputs other than Level 1 prices that are observable for the asset or liability, either directly or indirectly

Level 3:  Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, we estimate fair value using valuation techniques such as option pricing models and discounted cash flow analysis, using assumptions about the amount and timing of estimated future cash flows and making maximum use of market-based inputs, including gas and power prices, interest rates, and foreign currency rates. Fair value estimates are made at a point in time and may not be reflective of future fair values.

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Fair value of financial instruments	Level 1	Level 2	Level 3
December 31, 2011
Fair value through profit or loss
Cash and cash equivalents	1,346	—	1,346
Foreign exchange derivative financial instruments	—	(1)	(1)
Gas, power and nutrient derivative financial instruments	(38)	12	(26)
Available for sale	10	—	10
December 31, 2010
Fair value through profit or loss
Cash and cash equivalents	635	—	635
Foreign exchange derivative financial instruments	—	(28)	(28)
Gas, power and nutrient derivative financial instruments	(52)	3	(49)
Marketable securities	3	—	3
Available for sale	2	—	2
January 1, 2010
Fair value through profit or loss
Cash and cash equivalents	933	—	933
Foreign exchange derivative financial instruments	—	1	1
Gas, power and nutrient derivative financial instruments	(30)	(1)	(31)
Marketable securities	1	—	1
Available for sale	138	—	138

We do not measure any of our financial instruments using Level 3 inputs. There have been no transfers between Level 1 and Level 2 fair value measurements in the reporting periods ending December 31, 2011 or December 31, 2010.

25. COMMITMENTS

Operating leases

Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. Commitments represent minimum payments under each agreement in each of the next five years. In 2011, expenses for operating leases were $245-million (2010 – $182-million).

Future minimum lease payments for operating leases	December 31,		January 1,
	2011	2010	2010
Less than 1 year	171	189	125
Between 1 and 5 years	390	322	79
More than 5 years	165	74	29
	726	585	233

The classification of our leases as finance leases or operating leases is based on the extent to which the risks and rewards of ownership of a leased asset have been transferred. Making this determination requires the use of management’s judgment in assessing the substance of the lease transaction.

124    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Other

	2012	2013	2014	2015	2016
Cost of product
Natural gas and other (a)(b)	356	86	70	74	68
Power, sulfuric acid and other (c)(d)	132	90	144	160	159
Other
Long-term debt	112	568	106	106	106
Derivative financial instruments
Natural gas	24	14	—	—	—
	624	758	320	340	333

(a)	Our minimum commitments for North American natural gas purchases, which include both floating rate and fixed rate contracts, are calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2011.
(b)	Commitments include our proportionate share of commitments of joint ventures. Profertil has three long-term gas contracts denominated in U.S. dollars, expiring in 2017. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 18 percent of the gas under these contracts.
(c)	We have a power co-generation agreement for our Carseland facility that expires December 31, 2026. The maximum commitment under this agreement is to purchase 60 megawatt-hours of power per hour (“MW/hr”) through 2026. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation.
(d)	In 2011 we entered into an agreement to import phosphate rock to supply our Redwater phosphate facility. The contract will begin in the second half of 2013 and extend to 2020. Our minimum commitment is to purchase 342,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. The purchase price is based on a formula that tracks finished product pricing and key published phosphate input costs. To facilitate the import of phosphate rock, Agrium Europe entered into a freight contract from 2013 to 2019 for a total commitment of $194-million.
(e)	Future capital expenditures including cancelable contracts for potash facility expansion are expected to be approximately; 2012 – $565-million; 2013 – $632-million; and 2014 – $53-million.

26. CONTINGENT LIABILITIES

a)	Litigation

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Our assessment of specific litigation matters at February 23, 2012 is set out below.

Oil-For-Food Programme

On June 27, 2008 the Iraqi government filed a civil lawsuit in the United States against AWB and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed a motion to dismiss the complaint in January 2010, and there have been no material developments in the case since the motion to dismiss was filed. Although the outcome cannot be predicted, as of February 23, 2012, Agrium does not expect any material financial impact from the lawsuit. If the case against AWB is not dismissed, an adverse decision could have a material effect on AWB and on Agrium’s consolidated financial position and results.

Idaho Mining and Processing Sites

The U.S. Environmental Protection Agency (“EPA”) has undertaken an industry-wide initiative respecting phosphoric acid and sulfuric acid manufacturing facilities. The primary focus of the initiative is to clarify the scope and applicability of certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under various government statutes.

The EPA issued Notices of Violation (“NOV”) in 2007, 2008 and 2011 to Nu-West Industries Inc. (“Nu-West”) a wholly-owned subsidiary of Agrium. Nu-West operates a phosphate rock mine and fertilizer production and distribution facility. The NOVs allege potential violations of various U.S. federal statutes. Discussions and negotiations related to each NOV are ongoing. Among other activities designed to assist in obtaining resolution of some of these matters, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the facility’s operations. Nu-West is working cooperatively with the EPA and the Idaho Department of Environmental Quality to complete this site investigation. Although Agrium is uncertain as to how each of these NOV’s will be resolved or if litigation will ensue, potential resolution of the allegations may be by a settlement and may include requirements to pay certain penalties (which

AGRIUM 2011 ANNUAL REPORT    125

Agrium currently believes will not be material), requirements to modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs. We do not believe that ultimate resolution of allegations asserted in the NOV issued in 2007 or 2011 will be material to Agrium. For the 2008 NOV, the EPA has not specified the nature, amounts or timing of any potential capital or operating expenditures or financial assurance that might be required; such amounts could be material. Additionally, we are unable to predict whether such requirements might result from settlement or litigation, or to predict the outcome of any litigation. At this stage of discussions, we are unable to make a reliable estimate of the amount of any obligation. As a result, we have not recognized an environmental provision with respect to the NOV’s or the related consent order.

Nu-West is performing or in the future will perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. Government and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. We have recognized an environmental provision in respect of the ongoing site investigation and monitoring activities. We have commenced proceedings to determine the liability of the U.S. government, which, if successful, could appreciably reduce Nu-West’s potential cost and liability.

Manitoba Mining Properties

Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium, is managing investigative and remedial actions at two closed mineral processing sites in Manitoba. Viridian is currently negotiating an allocation agreement with another identified joint responsible party. Agrium acquired Viridian in 1996. Viridian’s Fox Mine operated from 1969 until 1985. It is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. Viridian continues to investigate permanent long-term closure options for the site. A tailings management area, operated from the 1950s to the 1970s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. Agrium is actively participating in initiatives for cost-effective completion of the respective site investigations and the integration of remedial activities at the two sites. We have recognized an environmental provision in respect of the ongoing site investigation and monitoring activities. Site remediation may require us to undertake additional activities; however ultimate resolution depends on the outcome of discussions and evaluations with the Manitoba Government and other joint responsible parties. The matters have not reached a stage where we are able to determine any potential obligations or where the nature or costs of ultimate resolution are known or can be reliably estimated.

Potash Litigation

During 2008, six separate class action complaints were filed against us and a number of unrelated defendants. The complaints generally allege that the defendants engaged in anti-competitive activity respecting their potash business. The plaintiffs seek injunctive relief and to recover unspecified amounts of damages. We believe that the allegations are without merit. The potential exposure of these lawsuits is indeterminable.

b)	Guarantees

We have guaranteed rail car leases of a third party. The lease agreements expire in 2025. Maximum potential future undiscounted payments for guarantees issued by us were approximately $23-million at December 31, 2011 (2010 – $25-million). Should we be required to act under such agreements, it is expected that no material loss would result after consideration of possible recoveries under recourse provisions.

We are contractually obligated to reimburse a third party for our pro-rata share of any operating losses or other liabilities incurred pursuant to a marketing arrangement. There were no such operating losses or other liabilities in 2011 or 2010.

We were contingently liable at December 31, 2011 for a maximum of $25-million (December 31, 2010 – $40-million) to repurchase certain assets from some of our rural marketing agents upon expiry of agency agreements or resignation of agents. We do not believe this matter will have a material adverse effect on our consolidated financial position or results of operations.

126    CULTIVATING PERFORMANCE. DELIVERING VALUE.

27. ACCUMULATED OTHER COMPREHENSIVE INCOME

	Available for sale financial instruments	Net actuarial losses on post- employment benefits	Foreign currency translation	Comprehensive income (loss) of associates	Total accumulated other comprehensive income (loss)
January 1, 2010	29	—	—	—	29
(Losses) gains	—	(22)	69	—	47
Reclassification to earnings	(48)	—	—	—	(48)
Deferred income taxes	19	6	—	—	25
December 31, 2010	—	(16)	69	—	53
Gains (losses)	1	(58)	(35)	—	(92)
Reclassification to earnings	(2)	—	(23)	—	(25)
Deferred income taxes	—	17	—	—	17
December 31, 2011	(1)	(57)	11	—	(47)

28. CAPITAL MANAGEMENT

Our primary objectives when managing capital are to provide for: a) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives; and b) an appropriate rate of return to shareholders in relation to the risks underlying our assets.

We monitor the ratios outlined in the table below to manage our capital.

	December 31,		January 1,
	2011	2010	2010
Net debt to net debt plus equity (%) (a)	14	29	16
Interest coverage (multiple) (b)	16.7	12.2	N/A	(c)

(a)	Net debt includes short-term debt and long-term debt, net of cash and cash equivalents. Equity consists of shareholders’ equity. For purposes of capital management, capital comprises debt and equity.
(b)	Interest coverage is the last twelve months net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment divided by interest, which includes interest on long-term debt plus other interest.
(c)	Twelve months of consolidated net earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment is not available as a result of the transition to IFRS on January 1, 2010.
(d)	The measures of net debt, equity and net earnings from continuing operations described above are non-IFRS financial measures which do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers.
(e)	Our strategy for managing capital was unchanged from December 31, 2010.

Our strategy in managing capital is to maintain our ratio of net debt to net debt plus equity at approximately 40 percent or lower. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or issue or redeem debt.

Our revolving credit facilities require that we maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2011.

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29. OPERATING SEGMENTS

Our operating segments are the strategic business units through which we operate and report our business: Retail, Wholesale, Advanced Technologies and Other. Each of these segments has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy. Segment results are reviewed internally by the senior leadership team on a regular basis for the purpose of making decisions regarding resource allocations and performance assessments.

	2011	2010
Consolidated sales
Retail
Crop nutrients	4,537	3,001
Crop protection products	3,449	2,703
Seed	1,085	877
Merchandise	629	158
Services and other	616	230
	10,316	6,969
Wholesale
Nitrogen	2,051	1,458
Potash	809	675
Phosphate	893	596
Product purchased for resale	1,566	1,039
Other	257	216
	5,576	3,984
Advanced Technologies	510	397
Other (a)	(932)	(607)
	15,470	10,743
Consolidated inter-segment sales
Retail	29	28
Wholesale	817	524
Advanced Technologies	86	55
	932	607
Consolidated net earnings
Retail	600	409
Wholesale	1,846	889
Advanced Technologies	(51)	12
Other (a)	(172)	(197)
Earnings before finance costs and income taxes	2,223	1,113
Finance costs related to long-term debt	101	88
Other finance costs	59	31
Earnings before income taxes	2,063	994
Income taxes	555	264
Consolidated net earnings from continuing operations	1,508	730
Consolidated net loss from discontinued operations	(133)	(17)
Consolidated net earnings	1,375	713

(a)	The Other segment is a non-operating segment for inter-segment eliminations and corporate functions.

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	December 31,		January 1,
	2011	2010	2010
Total assets
Retail	7,685	6,935	5,389
Wholesale	2,997	2,633	3,175
Advanced Technologies	474	460	418
Other	1,914	1,360	692
Discontinued operations	70	1,504	—
	13,140	12,892	9,674
Investments in associates
Retail	19	4	—
Wholesale	279	274	270
Advanced Technologies	29	86	87
Other	28	41	13
	355	405	370

	2011	2010
Additions to non-current assets (a)
Retail	263	747
Wholesale	516	350
Advanced Technologies	61	18
Other	26	51
	866	1,166

(a)	Includes property, plant and equipment, intangibles and goodwill.

Additional information	Retail		Wholesale		Advanced Technologies		Other
	2011	2010	2011	2010	2011	2010	2011	2010
Share-based payments	—	—	—	—	—	—	(51)	111
Earnings from associates	(1)	—	(19)	(22)	(1)	(4)	—	—
Material non-cash items
Depreciation and amortization	169	115	173	192	24	19	15	8
Asset impairment	—	—	—	—	61	—	—	—

Key data by region	2011		2010
	Sales (a)	Non-current assets (b)	Sales (a)	Non-current assets (b)
Canada	1,957	1,570	1,393	1,259
United States	9,550	2,856	8,016	2,747
Europe	925	16	625	21
South America	725	230	497	234
Australia and Asia	2,223	904	144	1,004
Other	90	290	68	294
	15,470	5,866	10,743	5,559

(a)	Sales by location of third party customers.
(b)	Excludes financial instruments, deferred tax assets and discontinued operations.

No revenues from transactions with a single external customer amount to 10 percent or more of Agrium’s revenues.

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30. TRANSITION TO IFRS

We transitioned our basis of accounting from previous Canadian generally accepted accounting principles (“CGAAP”) to IFRS in 2011. The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of an opening IFRS balance sheet at January 1, 2010 (the “transition date”).

In preparing our opening IFRS balance sheet, we have adjusted amounts reported in financial statements prepared in accordance with previous CGAAP. An explanation of how the transition from previous CGAAP to IFRS has affected our financial performance, cash flows and financial position is set out in the following tables and the notes that accompany the tables. On transition, we did not revise estimates previously made under CGAAP except where required by IFRS.

Reconciliation of net earnings and comprehensive income	2010
Net earnings as reported under previous CGAAP	714
Adjustments to increase (decrease) reported net earnings:
Share-based payments	(1)
Acquisition related cost	5
Environmental remediation and asset retirement obligations	(6)
Income tax effect of reconciling items	1
Consolidated net earnings as reported under IFRS	713
Comprehensive income as reported under previous CGAAP	763
Adjustments to decrease reported net earnings	(1)
Adjustments to decrease reported other comprehensive income	(28)
Consolidated comprehensive income as reported under IFRS	734

Reconciliation of cash flows	2010
Cash provided by operating activities as reported under previous CGAAP	575
Adjustments to (decrease) increase reported cash provided by operating activities:
Consolidated net earnings	(1)
Share-based payments	1
Acquisition related costs	(45)
Income tax effect of reconciling items	(1)
Consolidation of special purpose entity	45
Other	15
Cash provided by operating activities as reported under IFRS	589
Cash used in investing activities as reported under previous CGAAP	(1,546)
Adjustments to decrease reported cash used in investing activities:
Acquisition related costs	37
Other	1
Cash used in investing activities as reported under IFRS	(1,508)
Cash provided by financing activities as reported under previous CGAAP	518
Adjustment to increase reported cash provided by financing activities:
Consolidation of special purpose entity	50
Cash provided by financing activities as reported under IFRS	568
Effect of exchange rate changes on cash and cash equivalents as reported under previous CGAAP	15
Adjustment to decrease reported effect of exchange rate changes on cash	(7)
Effect of exchange rate changes on cash and cash equivalents as reported under IFRS	8
Cash and cash equivalents – end of year as reported under CGAAP	540
Adjustment to increase reported cash and cash equivalents:
Consolidation of special purpose entity	95
Cash and cash equivalents – end of year as reported under IFRS	635

130    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Reconciliation of assets	December 31,	January 1,
	2010	2010
Total assets as reported under previous CGAAP	12,717	9,785
Adjustments to increase (decrease) reported total assets:
Exemption for post-employment benefits under IFRS 1	(7)	(7)
Acquisition related costs	(45)	(45)
Consolidation of special purpose entity	221	—
Provisions for asset retirement	55	15
Reclassification of deferred income taxes	(75)	(77)
Restatement of purchase price allocation	14	—
Other	12	3
Total assets as reported under IFRS	12,892	9,674

Reconciliation of liabilities and equity	December 31,	January 1,
	2010	2010
Total liabilities as reported under previous CGAAP	7,370	5,193
Adjustments to increase (decrease) reported total liabilities:
Exemption for post-employment benefits under IFRS 1	38	38
Post-employment benefits	16	—
Provisions for share-based payments	38	37
Consolidation of special purpose entity	221	—
Provisions for environmental remediation and asset retirement	60	14
Reclassification of non-controlling interest	(8)	(11)
Income tax effect of reconciling items	15	16
Reclassification of deferred income taxes	(75)	(77)
Restatement of purchase price allocation	14	—
Other	10	(7)
Total liabilities as reported under IFRS	7,699	5,203
Total shareholders’ equity as reported under previous CGAAP	5,347	4,592
Adjustments to increase (decrease) reported total shareholders’ equity:
Exemption for post-employment benefits under IFRS 1	(45)	(45)
Post-employment benefits	(16)	—
Provisions for share-based payments	(38)	(37)
Acquisition related costs	(45)	(45)
Provisions for environmental remediation and asset retirement	(5)	1
Reclassification of non-controlling interest	8	11
Income tax effect of reconciling items	(15)	(16)
Other	2	10
Total shareholders’ equity as reported under IFRS	5,193	4,471

We applied IFRS 1 – First-time Adoption of International Financial Reporting Standards in adopting IFRS. IFRS 1 requires mandatory exceptions and permits optional exemptions. We prepared our opening balance sheet using the following elections under IFRS 1:

AGRIUM 2011 ANNUAL REPORT    131

IFRS Exemption Options	Summary of Policy Selection
Business Combinations

Election on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 Business Combinations or to apply an elective exemption from applying IFRS 3 to business combinations completed before the transition date.

We elected, on transition to IFRS, to apply the exemption such that transactions entered into prior to the transition date were not restated. Because we did not adopt Canadian Institute of Chartered Accountants Handbook section 1582 in 2010, we restated business combinations completed in 2010.

Share-Based Payments

Election not to apply IFRS 2, Share-based Payments, to equity instruments granted on or before November 7, 2002, or which vested before our transition date. Election not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

We elected not to apply IFRS 2 to equity instruments granted on or before November 7, 2002, or which vested before our transition date. We have also elected not to apply IFRS 2 to liabilities arising from share-based payment transactions that settled before the transition date.

Employee Benefits
Election to recognize all cumulative actuarial gains and losses through opening retained earnings at the transition date.	We elected to recognize all cumulative actuarial gains and losses at the date of transition as an adjustment to retained earnings.
Foreign Exchange
Election to reclassify cumulative translation gains or losses in accumulated other comprehensive income to retained earnings.

We elected to apply the exemption and reclassify the balance of cumulative foreign currency translation gains or losses from other comprehensive income to retained earnings at the transition date, with no resulting change to total shareholders’ equity.

Asset Retirement Obligations

Election to measure the liability and the related depreciation effects of asset retirement obligations at the transition date, rather than recalculating the effect of all such changes retrospectively throughout the life of the obligations. IFRS requires changes in obligations to dismantle, remove and restore items of property, plant and equipment to be added to or deducted from the cost of the asset.

We elected to apply the exemption from full retrospective application at the transition date.
Significant Differences Between IFRS and Previous Canadian GAAP	Impact
Employee Benefits

IFRS permits the recognition of actuarial gains and losses immediately in equity, immediately to earnings, or on a deferred basis to earnings. CGAAP does not permit immediate recognition in equity. Further, IFRS requires expensing of vested past service costs immediately while unvested costs are amortized on a straight-line basis over the vesting period. CGAAP requires amortization of past service costs over the expected average remaining service life of active employees and amortization of costs over the average life expectancy of former employees.

Transition date impact: none Future impact: greater variability in shareholders’ equity within accumulated other comprehensive income
Share-Based Payments

IFRS requires measurement of cash-settled, share-based awards at fair value, while CGAAP allows measurement of these awards at intrinsic value. In addition, Agrium used straight-line depreciation to recognize graded vesting stock-based instruments under CGAAP, while IFRS requires accounting for each installment as a separate arrangement.

Transition date impact: reduction in shareholders’ equity and an increase in liabilities

Future impact: a continued measurement difference between the intrinsic value and the fair value of cash-settled share-based awards

132    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Income Taxes

Classification of deferred income tax under IFRS is non-current whereas CGAAP splits future income taxes between current and non-current components.

IFRS requires recognition of the deferred tax impact for temporary differences arising on translation of certain foreign denominated non-monetary assets or liabilities. CGAAP does not allow similar treatment.

Transition date impact: reclassifying all future income taxes to non-current results in a decrease in current assets and a decrease in non-current income tax liabilities

Future impact: remains a classification difference

Transition date impact: increase in deferred tax liabilities and a corresponding decrease in retained earnings

Future impact: continued recognition of the deferred tax impact with respect to the translation of foreign denominated non-monetary assets or liabilities

Provisions

IFRS requires discounting of provisions where the effect of the discounting is material. Provisions are not discounted under CGAAP unless specifically required or when a provision is required to be measured at fair value.

The specific provisions for asset retirement obligations under

IFRS are measured based on management’s best estimate. The discount rate used in calculating the present value of the cash flow estimates is to be based on risks specific to the liability unless these risks have been incorporated into the cash flow estimates. CGAAP measures asset retirement obligations at fair value incorporating market assumptions. The discount rate used is a credit-adjusted risk-free rate.

Transition date impact: decrease in environmental liabilities and a corresponding increase to retained earnings

Future impact: each period there will be a charge to earnings for accretion of the discount

Transition date impact: increase to asset retirement obligations and a corresponding decrease to retained earnings

Future impact: decrease in charge to earnings each period for accretion of discount

Impairment of Assets

Under IFRS, the impairment of assets, excluding financial assets, is tested and measured by comparing the carrying value of an asset or CGU to its recoverable amount. Recoverable amount is measured as the higher of fair value less cost to sell or value-in-use (discounted future cash flows). IFRS permits impairment reversals for assets (excluding goodwill). The IFRS approach has the potential to increase income statement volatility due to the potential for increased write-downs and reversals of write-downs.	Transition date impact: none Future impact: increased potential for impairment losses and reversal of previously recorded losses

Business Combinations

IFRS does not include acquisition related costs within consideration transferred in a business combination whereas the cost of acquisition does include direct, incremental acquisition related costs under CGAAP.

Transition date impact: decrease in shareholders’ equity and total assets for acquisition costs

Future impact: potential increase in charges to earnings in the amount of acquisition related costs for business combinations

Non-Controlling Interest

IFRS requires non-controlling interest to be presented as a component of shareholders’ equity separate from the parent’s equity while CGAAP presents non-controlling interest as a separate component between liabilities and equity.	Transition date impact: increase in shareholders’ equity Future impact: non-controlling interest will continue to be presented within shareholders’ equity

Consolidation of Special Purpose Entities and Transfers of Financial Assets

Under CGAAP, a qualified special purpose entity (“QSPE”) that met certain conditions was not consolidated by a party that was a transferor of assets to the QSPE. Under IFRS, an entity that has transactions with a QSPE may in substance control the entity, requiring consolidation.

On transition we consolidated a special purpose entity acquired in the AWB acquisition to which we transferred accounts receivable. Receivables transferred that did not meet the IFRS criteria were not recorded as sales and accordingly, we recorded cash received on sale of receivables as secured borrowings.

AGRIUM 2011 ANNUAL REPORT    133

10-Year financial highlights

(millions of U.S. dollars, except per share data and ratios)	2002 (a)	2003 (a)	2004 (a)	2005 (a)	2006 (a)	2007 (a)	2008 (a)	2009 (a)	2010	2011
OPERATIONS
Sales	2,083	2,499	2,838	3,294	4,193	5,270	10,031	9,129	10,743	15,470
Gross profit	519	739	905	1,038	956	1,598	3,223	1,943	2,648	4,333
EBIT (b)(e)(f)(g)(h)(i)(j)	64	21	467	500	72	715	2,016	581	1,113	2,223
EBITDA (c)(d)	212	396	623	646	377	888	2,321	823	1,447	2,665
Earnings (loss) from continuing operations (e)(f)(g)(h)(i)(j)	(11)	(37)	266	283	33	441	1,322	366	730	1,508
Diluted earnings (loss) per share from continuing operations (e)(f)(g)(h)(i)(j)	(0.08)	(0.29)	1.91	2.12	0.25	3.25	8.34	2.33	4.62	9.52
Finance costs	85	80	69	49	63	70	105	110	119	160
Dividends per common share	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.11	0.28
CASH FLOW
Cash provided by operating activities	213	175	440	450	155	494	1,058	1,399	589	1,350
Capital expenditures	52	99	82	175	209	454	506	313	441	663
BALANCE SHEET
Non-cash working capital from continuing operations	235	338	419	488	735	979	2,564	1,712	2,262	2,612
Total assets	2,197	2,278	2,661	2,785	3,265	5,832	9,837	9,785	12,892	13,140
Total debt	969	942	775	477	897	950	2,232	1,805	2,760	2,363
Shareholders’ equity	561	612	948	1,180	1,233	3,088	4,110	4,592	5,193	6,428
COMMON SHARE STATISTICS
Weighted-average common shares outstanding (in millions)	123	126	131	132	132	135	158	157	157	158
Closing share price (U.S.$)	11.31	16.46	16.85	21.99	31.49	72.21	34.13	61.50	91.75	67.11
Market capitalization (k)	1,425	2,090	2,224	2,881	4,188	11,409	5,358	9,656	14,497	10,603
PROFITABILITY RATIOS
Return on average invested capital (%) (d)	3	1	20	19	3	17	28	7	12	20
Return on average shareholders’ equity (%) (d)	(2)	(7)	35	27	3	20	37	8	15	26
DEBT RATIOS
Debt to debt plus equity (%) (d)	63	61	45	29	42	24	35	28	35	27
EBITDA interest coverage (d)	2.5	5.0	9.0	13.2	6.0	12.7	22.1	7.5	12.2	16.7

(a)	Years prior to 2010 have not been adjusted for the transition to International Financial Reporting Standards.
(b)	Earnings from continuing operations before finance costs and income taxes.
(c)	Earnings from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment.
(d)	These items are not measures of financial performance under either IFRS.
(e)	Data for 2003 includes an impairment charge on our Kenai, Alaska, nitrogen facility of $235-million ($140-million after tax).
(f)	Data for 2006 includes an impairment charge on our Kapuskasing phosphate rock mine and Redwater phosphate facility of $136-million ($95-million after tax).
(g)	Data for 2008 includes an inventory and purchase commitment write-down of $216-million ($149-million net of tax).
(h)	Data for 2008 includes an impairment charge on our EAgrium investment of $87-million ($45-million net of non-controlling interest).
(i)	Data for 2009 includes an inventory and purchase commitment write-down of $63-million ($49-million net of tax).
(j)	Data for 2011 includes an impairment charge on our Hanfeng investment of $61-million ($47-million after tax).
(k)	Market capitalization is calculated as period end common shares outstanding multiplied by period end share price.

134    CULTIVATING PERFORMANCE. DELIVERING VALUE.

Directors & Officers

Agrium’s Board of Directors

Frank W. Proto, Board Chair

Ralph S. Cunningham

Russell K. Girling

Susan A. Henry

Russell J. Horner

David J. Lesar

John E. Lowe

The Honourable Anne McLellan, P.C.

Derek G. Pannell

Michael M. Wilson

Victor J. Zaleschuk

Agrium’s Officers

Michael M. Wilson, President & Chief Executive Officer

Stephen G. Dyer, Executive Vice President & Chief Financial Officer

Leslie A. O’Donoghue, Executive Vice President, Operations

Bruce G. Waterman, Executive Vice President, International Development

Charles V. Magro, Executive Vice President, Corporate Development & Chief Risk Officer

Richard L. Gearheard, Senior Vice President and President, Retail Business Unit

James M. Grossett, Senior Vice President, Human Resources

Andrew K. Mittag, Senior Vice President and President, Agrium Advanced Technologies Business Unit

Ron A. Wilkinson, Senior Vice President and President, Wholesale Business Unit

Patrick J. Freeman, Vice President, Corporate Development & Strategy

Kevin R. Helash, Vice President, Retail Canada/Pacific NorthWest Region

Angela S. Lekatsas, Vice President & Treasurer

Eric B. Miller, Senior Vice President & Chief Legal Officer

Fredrick R. Thun, Vice President & Corporate Controller

Thomas E. Warner, Vice President, Retail Distribution

Gary J. Daniel, Corporate Secretary

AGRIUM 2011 ANNUAL REPORT    135

Shareholder information

Annual General Meeting

The Annual General Meeting of the shareholders of Agrium Inc. will be held at 11:00 a.m. (MDT) on Friday, May 11, 2012, Agrium Place, 13131 Lake Fraser Drive S.E., Calgary, Alberta. Shareholders of record on March 23, 2012 are urged to attend and participate in the business of the meeting. It will be carried live on the Company’s web site at www.agrium.com.

Stock exchanges and trading symbol

Common shares are listed on the Toronto and New York Stock Exchanges under AGU.

Compliance with NYSE listing standards on corporate governance

Our common shares are listed on the New York Stock Exchange (NYSE), but as a listed foreign private issuer, the NYSE does not require us to comply with all of its listing standards regarding corporate governance. Notwithstanding this exemption, we are in compliance in all material respects with the NYSE listing standards and we intend to continue to comply with those standards so as to ensure that there are no significant differences between our corporate governance practices and those practices required by the NYSE of other publicly listed companies. Readers are also referred to the Corporate Governance Section of our web site at www.agrium.com for further information.

Dividend information

A cash dividend of twenty-two and one half cents U.S. per common share was paid on January 19, 2012 to shareholders of record on January 1, 2012.

A cash dividend of five and one half cents U.S. per common share was paid on July 7, 2011 to shareholders of record on June 16, 2011.

Investor & media relations contact

Richard Downey

Vice President, Investor and Corporate Relations

Telephone (403) 225-7357

Fax (403) 225-7609

Privacy officer

Telephone (403) 225-7542

Toll Free (877) 247-4866

E-mail privacyofficer@agrium.com

Auditors

KPMG LLP

Suite 2700, 205 – 5 Avenue SW

Bow Valley Square II

Calgary, Alberta, Canada T2P 4B9

Telephone (403) 691-8000

Fax (403) 691-8008

Transfer agent – Common shares

*The registrar and transfer agent is CIBC Mellon Trust Company

Canadian Stock Transfer Company Inc.

P.O. Box 700

Station B

Montreal, Quebec, Canada H3B 3K3

Telephone

Outside North America (416) 682-3860

Inside North America (800) 387-0825

Fax

Outside North America 514-985-8843

Inside North America 888-249-6189

E-mail inquiries@canstockta.com

Web site www.canstockta.com

*Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

Trustee – Unsecured notes and debentures

The Bank of New York Mellon

P.O. Box 396

111 Sanders Creek Parkway

East Syracuse, New York, U.S. 13057

Attention Bondholder Relations

Telephone 800-254-2826

Web site www.bnymellon.com

136    CULTIVATING PERFORMANCE. DELIVERING VALUE.

FINANCIAL HIGHLIGHTS

Earnings (loss) and operating cash flows (millions of U.S. dollars, except per share amounts)

	Q1	Q2	Q3	Q4	2011	2010
Sales	2,954	6,198	3,141	3,177	15,470	10,743
Cost of product sold	2,229	4,523	2,253	2,132	11,137	8,095
Gross profit	725	1,675	888	1,045	4,333	2,648
Gross profit (%)	25	27	28	33	28	25
Expenses
Selling	353	488	409	423	1,673	1,144
General and administrative	110	92	39	94	335	368
Earnings (loss) from associates	2	(9)	(8)	(6)	(21)	(26)
Other expenses	1	56	—	66	123	49
Earnings before finance costs and income taxes	259	1,048	448	468	2,223	1,113
Finance costs related to long-term debt	27	24	25	25	101	88
Other finance costs	13	12	17	17	59	31
Earnings before income taxes	219	1,012	406	426	2,063	994
Income taxes	59	284	113	99	555	264
Consolidated net earnings from continuing operations	160	728	293	327	1,508	730
Consolidated net earnings (loss) from discontinued operations	11	(10)	—	(134)	(133)	(17)
Consolidated net earnings	171	718	293	193	1,375	713
Add (deduct)
Depreciation and amortization	86	97	98	100	381	334
Earnings (loss) from associates	2	(9)	(8)	(6)	(21)	(26)
Asset impairment	—	—	—	61	61	—
Share-based payments	12	(10)	(46)	(7)	(51)	111
Unrealized (gain) loss on derivative financial instruments	(30)	(15)	(2)	1	(46)	42
Gain on disposal of marketable securities	—	—	—	—	—	(52)
Unrealized foreign currency translation loss (gain)	—	8	3	8	19	(12)
Deferred income taxes	6	63	28	53	150	13
Other	6	27	10	21	64	31
Dividends from associates	—	16	—	—	16	14
Net changes in non-cash working capital	160	(1,231)	(203)	543	(731)	(596)
EBIT	259	1,048	448	468	2,223	1,113
EBITDA	345	1,145	546	629	2,665	1,447
Capital expenditures	(110)	(136)	(184)	(233)	(663)	(441)
Basic earnings per share from continuing operations	1.02	4.61	1.86	2.05	9.53	4.63
Diluted earnings per share from continuing operations	1.02	4.60	1.85	2.04	9.52	4.62
Basic earnings per share	1.09	4.55	1.86	1.20	8.69	4.52
Diluted earnings per share	1.09	4.54	1.85	1.20	8.68	4.51

Consolidated balance sheets (millions of U.S. dollars)

	Q1	Q2	Q3	Q4	2011	2010
ASSETS
Current assets
Cash and cash equivalents	447	966	755	1,346	1,346	635
Accounts receivable	2,067	3,607	2,908	1,984	1,984	1,759
Income taxes receivable	21	—	—	138	138	25
Inventories	3,652	2,405	2,531	2,956	2,956	2,498
Prepaid expenses and deposits	415	197	347	643	643	848
Marketable securities	—	1	—	—	—	3
Assets of discontinued operations	1,717	219	184	68	68	1,320
	8,319	7,395	6,725	7,135	7,135	7,088
Property, plant and equipment	2,234	2,300	2,317	2,533	2,533	2,179
Intangibles	674	657	660	678	678	695
Goodwill	2,268	2,282	2,280	2,277	2,277	2,271
Investments in associates	392	383	406	355	355	405
Other assets	107	72	97	97	97	48
Deferred income tax assets	20	28	33	63	63	22
Assets of discontinued operations	231	50	16	2	2	184
	14,245	13,167	12,534	13,140	13,140	12,892
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	547	541	396	245	245	517
Accounts payable	4,024	3,014	2,476	2,959	2,959	2,815
Income taxes payable	24	111	34	82	82	12
Current portion of long-term debt	53	53	59	20	20	125
Current portion of other provisions	35	36	39	68	68	44
Liabilities of discontinued operations	1,090	108	80	53	53	1,020
	5,773	3,863	3,084	3,427	3,427	4,533
Long-term debt	2,063	2,059	2,118	2,098	2,098	2,118
Provisions for post-employment benefits	142	141	158	192	192	136
Other provisions	295	324	306	299	299	296
Other liabilities	86	85	72	59	59	123
Deferred income tax liabilities	498	575	580	637	637	490
Liabilities of discontinued operations	5	3	3	—	—	3
	8,862	7,050	6,321	6,712	6,712	7,699
Shareholders’ equity
Share capital	1,988	1,989	1,993	1,994	1,994	1,982
Retained earnings	3,322	4,030	4,323	4,477	4,477	3,150
Accumulated other comprehensive income (loss)	70	97	(104)	(47)	(47)	53
Equity holders of Agrium	5,380	6,116	6,212	6,424	6,424	5,185
Non-controlling interest	3	1	1	4	4	8
Total equity	5,383	6,117	6,213	6,428	6,428	5,193
	14,245	13,167	12,534	13,140	13,140	12,892

AGRIUM 2011 ANNUAL REPORT    137

SEGMENTED FINANCIAL INFORMATION

The supplementary financial and performance data set out below and on the reverse contains certain financial information and other items that are not measures of our financial performance under IFRS.

Product lines (millions of U.S. dollars, except per tonne amounts)

					2011									2010
	Sales	Cost of product sold	Gross profit	Gross profit (%)	Sales tonnes (000s)	Sales ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Inventory tonnes (000s)	Sales	Cost of product sold	Gross profit	Gross profit (%)	Sales tonnes (000s)	Sales ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Inventory tonnes (000s)
Retail
Crop nutrients	4,537	3,779	758	17						3,001	2,460	541	18
Crop protection products	3,449	2,651	798	23						2,703	2,070	633	23
Seed	1,085	855	230	21						877	706	171	19
Merchandise	629	540	89	14						158	144	14	9
Services and other	616	205	411	67						230	38	192	83
	10,316	8,030	2,286	22						6,969	5,418	1,551	22
North America	7,690	5,908	1,782	23						6,534	5,068	1,466	22
International	2,626	2,122	504	19						435	350	85	20
Wholesale
Nitrogen
Ammonia	696	376	320	46	1,187	586	316	270	187	495	354	141	28	1,140	434	310	124	167
Urea	981	448	533	54	1,850	530	242	288	181	705	437	268	38	1,826	386	239	147	165
Other	374	253	121	32	1,022	367	249	118	214	258	215	43	17	952	267	222	45	128
Total Nitrogen	2,051	1,077	974	47	4,059	506	266	240	582	1,458	1,006	452	31	3,918	372	257	115	460
Potash	809	296	513	63	1,765	458	168	290	106	675	304	371	55	1,868	361	163	198	172
Phosphate	893	544	349	39	1,127	792	482	310	126	596	490	106	18	1,041	573	471	102	74
Product purchased for resale	1,566	1,506	60	4	3,245	483	465	18	546	1,039	991	48	5	3,000	346	330	16	498
Other	257	171	86	33	638				73	216	184	32	15	691				68
	5,576	3,594	1,982	36	10,834	515	332	183	1,433	3,984	2,975	1,009	25	10,518	379	283	96	1,272
Advanced Technologies
Turf and ornamental	311	245	66	21						271	215	56	21
Agriculture	199	150	49	25						126	97	29	23
	510	395	115	23						397	312	85	21
Other inter-segment eliminations	(932)	(882)	(50)							(607)	(610)	3
Total	15,470	11,137	4,333	28						10,743	8,095	2,648	25

Results by segment (millions of U.S. dollars)

	2011					2010
	Retail	Wholesale	Advanced Technologies	Other	Total	Retail	Wholesale	Advanced Technologies	Other	Total
Sales	10,316	5,576	510	(932)	15,470	6,969	3,984	397	(607)	10,743
Cost of product sold	8,030	3,594	395	(882)	11,137	5,418	2,975	312	(610)	8,095
Gross profit	2,286	1,982	115	(50)	4,333	1,551	1,009	85	3	2,648
Gross profit (%)	22	36	23		28	22	25	21		25
Expenses
Selling	1,595	42	47	(11)	1,673	1,094	35	30	(15)	1,144
General and administration	119	47	58	111	335	61	34	46	227	368
Earnings from associates	(1)	(19)	(1)	—	(21)	—	(22)	(4)	—	(26)
Other expenses	(27)	66	62	22	123	(13)	73	1	(12)	49
EBIT	600	1,846	(51)	(172)	2,223	409	889	12	(197)	1,113
EBITDA	769	2,019	34	(157)	2,665	524	1,081	31	(189)	1,447

138 CULTIVATING PERFORMANCE. DELIVERING VALUE.	AGRIUM 2011 ANNUAL REPORT

PERFORMANCE

Key ratios (millions of U.S. dollars, except where otherwise noted)

	2011	2010
DATA
Sales	15,470	10,743
EBIT	2,223	1,113
EBITDA	2,665	1,447
Consolidated net earnings from continuing operations	1,508	730
Consolidated net earnings	1,375	713
Cash provided by operating activities	1,350	589
Working capital	3,708	2,555
Total assets	13,140	12,892
Total debt	2,363	2,760
Shareholders’ equity	6,428	5,193
Enterprise value	11,620	16,622
Number of employees	14,800	14,150
VALUE RATIOS (:1 except per share amounts)
EBITDA per share	16.87	9.22
Price to earnings ratio (P/E)	7	20
Price to operating cash flow (P/CF)	8	24
Enterprise value to EBITDA	4	11
Price to book value	1.7	2.8
Shareholders’ equity to total assets	0.5	0.4
Book value per common share	40.66	32.82
LIQUIDITY RATIOS (:1)
Quick ratio	1.2	1.0
Current ratio	2.1	1.6
Working capital to sales	0.2	0.2
Sales to total assets	1.2	0.8
Total asset turnover	1.2	1.0
PROFITABILITY RATIOS (%)
Return on average invested capital	20	12
Return on average shareholders’ equity	26	15
DEBT RATIOS (:1 except percentages)
Debt to debt plus equity (%)	27	35
Net debt to net debt plus equity (%)	14	29
EBIT interest coverage	13.9	9.4
EBITDA interest coverage	16.7	12.2

Ratio definitions
EBIT =	earnings (loss) from continuing operations before finance costs and income taxes
EBITDA =	earnings (loss) from continuing operations before finance costs, income taxes, depreciation, amortization and asset impairment
Enterprise value =	net debt + (period end shares outstanding x closing share price)
Price to earnings =	closing share price
diluted earnings per share from continuing operations + asset impairment (after tax) per share
Price to book value =	closing share price
shareholders’ equity / period end shares outstanding
Quick ratio =	current assets - inventories
current liabilities
Current ratio =	current assets / current liabilities
Total asset turnover =	sales / average total assets
Return on average invested capital =	EBIT after income taxes / average invested capital
Return on average shareholders’ equity =	earnings (loss) from continuing operations / average shareholders’ equity
Debt to debt plus equity =	debt (short-term debt and long-term debt)
debt + shareholders’ equity
Net debt to net debt plus equity =	net debt (short-term debt and long-term debt, less cash and cash equivalents)
net debt + shareholders’ equity
EBIT interest coverage =	EBIT / interest expense

AGRIUM 2011 ANNUAL REPORT    139

CAPITAL STOCK & TRADING HISTORY

Common share data (millions, except where otherwise noted)

	2011		2010		2009
Average share price (USD)	83.50		68.32		45.46
Closing share price (USD)	67.11		91.75		61.50
Average share price (CAD)	82.49		70.18		51.18
Closing share price (CAD)	68.38		91.50		65.42
Period end common shares outstanding	158		158		157
Period end diluted shares outstanding	158		158		158
U.S. trading volume	431		513		843
Canadian trading volume	208		228		267
Total trading volume	639		741		1,110
Market capitalization (USD)	10,603		14,497		9,656
Market capitalization (CAD)	10,804		14,457		10,271
Dividends per share (USD)	28	¢	11	¢	11	¢

SHARE PRICE & VOLUME HISTORY

140    CULTIVATING PERFORMANCE. DELIVERING VALUE.

GENERAL INFORMATION

Annual Wholesale production capacity by product group (000s of tonnes)(a)

	Nitrogen	Phosphate	Potash
Canada
Carseland, Alberta	815	—	—
Ft. Saskatchewan, Alberta	700	—	—
Joffre, Alberta	480	—	—
Redwater, Alberta	1,400	660	—
Standard/Granum, Alberta	120	—	—
Vanscoy, Saskatchewan	—	—	2,050
Total Canada	3,515	660	2,050
United States
Borger, Texas	529	—	—
Cincinnati, Ohio (b)	110	—	—
Conda, Idaho	—	460	—
Kennewick, Washington (b)	430	—	—
West Sacramento, California (b)	204	—	—
Total United States	1,273	460	—
International
Profertil, Argentina (c)	635	—	—
Total International	635	—	—
Total	5,423	1,120	2,050

(a)	Net production.
(b)	Upgrade facilities which use purchased ammonia in production of upgrade products including UAN, Urea, and Nitric Acid.
(c)	Represents 50 percent Profertil S.A. production.

Product analysis

	Nutrient
	Nitrogen (%N)	Phosphorous (%P2O5 )	Potassium (%K2O)	Sulfur (%S)
Anhydrous ammonia	82	—	—	—
Urea	46	—	—	—
Urea ammonium nitrate solutions (UAN)	28-32	—	—	—
Monoammonium phosphate (MAP)	11	52	—	—
Superphosphoric acid (SPA)	—	70	—	—
Muriate of potash	—	—	60	—
Ammonium sulfate	21	—	—	24

Production factors

Ammonia (82% N)	production of 1 tonne of ammonia requires:	32-38 MMBtu of natural gas
Urea(46% N)	production of 1 tonne of urea requires:	0.58 tonne of ammonia
0.76 tonne of carbon dioxide
MAP	production of 1 tonne of MAP requires:	0.128 tonne of ammonia
(monoammonium phosphate)		1.35 tonnes of 40% P2O5 phosphoric acid
1 tonne of phosphoric acid requires:
1.32 tonnes of phosphate rock
1.12 tonnes of sulfuric acid
UAN (32% N)	production of 1 tonne of UAN requires:	0.443 tonne of ammonium nitrate
0.354 tonne of urea

CULTIVATING PERFORMANCE. DELIVERING VALUE.	AGRIUM 2011 ANNUAL REPORT 141

Corporate Information

Corporate and Wholesale Head Office

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone (403) 225-7000

Fax (403) 225-7609

Advanced Technologies Head Office

AGRIUM ADVANCED TECHNOLOGIES (U.S.) INC.

2915 Rocky Mountain Avenue, Suite 400

Loveland, Colorado, U.S. 80538

Telephone (970) 292-9000

Fax (970) 292-9014

Retail Head Offices

CROP PRODUCTION SERVICES, INC.

3005 Rocky Mountain Avenue,

Loveland, Colorado, U.S. 80538

Telephone (970) 685-3300

SOUTH AMERICA

AGROSERVICIOS PAMPEANOS S.A. (ASP)

Dardo Rocha 3278, Piso 2

(B1640FTX) Martinez

Provincia de Buenos Aires, Argentina

Telephone 54-11-4717-6441

Fax 54-11-4717-4833

Miguel Morley, Managing Director, South America

Wholesale Sales Offices

CANADA

AGRIUM INC.

13131 Lake Fraser Drive SE

Calgary, Alberta, Canada T2J 7E8

Telephone (403) 225-7000

Fax (403) 225-7618

Breen Neeser, Vice President, Wholesale North American Sales

UNITED STATES OF AMERICA

AGRIUM U.S. INC.

4582 South Ulster Street, Suite 1700

Denver, Colorado, U.S. 80237

Telephone (303) 804-4400

Fax (303) 267-1319

Mike Dennerlein, Director, Central Sales

ARGENTINA

PROFERTIL S.A.

Puerto Ingeniero White

Zona Cangrejales

Bahía Blanca (8103)

Buenos Aires Province, Argentina

Telephone 54-291-459-8191

Fax 54-291-459-8036

Daniel Pettarin, General Manager

EUROPE

AGRIUM EUROPE S.A.

Avenue Louise 326/36

1050 Bruxelles

Belgium

Telephone +32(0)2 646 70 00

Fax +32(0)2 646 68 60

Susan Jones, Managing Director

Corporate Web Site

www.agrium.com

Inquiries about shareholdings, share transfer requirements, elimination of duplicate mailings, address changes or lost certificates should be directed to Canadian Stock Transfer Company Inc.

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142    CULTIVATING PERFORMANCE. DELIVERING VALUE.